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Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
to be held on September 20, 2012
and
NOTICE OF ORIGINATING APPLICATION
TO THE COURT OF QUEEN'S BENCH OF ALBERTA
and
INFORMATION CIRCULAR AND PROXY STATEMENT
with respect to a
PLAN OF ARRANGEMENT
involving
NEXEN INC.
and
CNOOC LIMITED
and
CNOOC CANADA HOLDING LTD.
August 16, 2012

These materials are important and require your immediate attention. They require shareholders of Nexen Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you are a holder of Common Shares or Preferred Shares and have any questions or require more information with regard to voting your Common Shares or Preferred Shares, please contact Nexen Inc.'s proxy solicitation agent, Laurel Hill Advisory Group, by (i) toll-free telephone in North America at 1-877-304-0211 or by collect call at 416-304-0211, or (ii) email at assistance@laurelhill.com.

i

APPENDICES

Appendix A	—	Arrangement Resolution
Appendix B	—	Preferred Shareholder Resolution
Appendix C	—	Arrangement Agreement
Appendix D	—	Plan of Arrangement
Appendix E	—	Interim Order and Originating Application
Appendix F	—	Opinion of Goldman Sachs
Appendix G	—	Opinions of RBC Capital Markets
Appendix H	—	Voting Information
Appendix I	—	Section 190 of the Canada Business Corporations Act

 LETTER TO SHAREHOLDERS

August 16, 2012
Dear Shareholders:

You are invited to attend a special meeting (the "Meeting") of holders (the "Common Shareholders") of common shares ("Common Shares") and holders (the "Preferred Shareholders" and, together with the Common Shareholders, the "Shareholders") of cumulative redeemable Class A rate reset preferred shares, Series 2 (the "Preferred Shares" and, together with the Common Shares, the "Shares") of Nexen Inc. (the "Company") to be held in the Metropolitan Ballroom at the Metropolitan Conference Centre located at 333 - 4th Avenue S.W., Calgary, Alberta, Canada, on Thursday, September 20, 2012 at 8:00 a.m. (Calgary time).

At the Meeting, the Common Shareholders will be asked to consider and, if deemed advisable, to pass a special resolution approving a statutory plan of arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act involving the Company, CNOOC Limited ("CNOOC") and CNOOC Canada Holding Ltd., an indirect wholly-owned subsidiary of CNOOC ("AcquisitionCo" and, together with CNOOC, the "Purchaser Parties"), to be carried out pursuant to an arrangement agreement dated July 23, 2012 among the Company and the Purchaser Parties (the "Arrangement Agreement"). Preferred Shareholders will also be asked to consider and, if deemed advisable, to pass a special resolution approving the Arrangement to be carried out pursuant to the Arrangement Agreement. As discussed in detail below, closing of the Arrangement is not conditioned upon approval by the Preferred Shareholders.

Full details of the Arrangement are set out in the accompanying Notice of Special Meeting of Shareholders and Information Circular and Proxy Statement (the "Information Circular"). The following is a summary of the relevant terms of the Arrangement for the holders of outstanding Shares:

  •
  Common Shareholders (other than dissenting holders of Common Shares) will receive, for each Common Share held, U.S.$27.50 in cash, without interest (the "Common Share Consideration"); and

  •
  subject to the requisite approval of the Arrangement by the Preferred Shareholders, the Preferred Shareholders (other than dissenting holders of Preferred Shares) will receive, for each Preferred Share held, Cdn.$26.00 in cash (together with an amount equal to all accrued and unpaid dividends up to, but excluding, the date of closing of the Arrangement), without interest (the "Preferred Share Consideration").

Under the Arrangement, each option to purchase a Common Share and stock appreciation right, whether vested or unvested, will be cancelled and the holder will receive a cash payment representing the amount (if any) by which U.S.$27.50 (or the Canadian equivalent, as applicable) exceeds the relevant exercise price of such option or right, less applicable withholdings. In addition, each deferred share unit and restricted share unit, whether vested or unvested, will be cancelled and the holder will receive a cash payment of U.S.$27.50 (or the Canadian equivalent, as applicable) in cash for each such security, less applicable withholdings.

For additional details about the Arrangement, see "The Arrangement" and "The Arrangement Agreement" in the Information Circular which accompanies this letter.

The Arrangement is subject to customary closing conditions for a transaction of this nature, including court approval, approval of at least 66 2/3% of the votes cast by the Common Shareholders present in person or represented by proxy at the Meeting and applicable government and regulatory approvals by, among others, the relevant authorities in Canada, the United States and the People's Republic of China. Approval of the Preferred Shareholders will also be sought at the Meeting to allow the Preferred Shares to participate in the Arrangement in the manner described above. The Preferred Shareholders will vote on the Arrangement as a separate class, and participation in the Arrangement by the Preferred Shares will require the approval of at least 66 2/3% of the votes cast by the Preferred Shareholders present in person or represented by proxy at the Meeting. However, closing of the Arrangement is not conditioned upon approval by the Preferred Shareholders and if the requisite approval of the Preferred Shareholders is not obtained, the plan of arrangement will be amended to exclude the Preferred Shares under the plan of arrangement and matters ancillary thereto (including, for greater certainty, to remove dissent rights in favour of the Preferred Shareholders) and the Preferred Shares will remain outstanding following the completion of the Arrangement.

Goldman Sachs Canada Inc. ("Goldman Sachs") has provided the board of directors of the Company (the "Board") with an opinion to the effect that, as of July 23, 2012 and based upon and subject to the assumptions, limitations and qualifications contained therein, the U.S.$27.50 per Common Share in cash to be paid to the Common Shareholders pursuant to the Arrangement was fair from a financial point of view to the Common Shareholders. In addition, RBC Dominion Securities Inc., a member company of RBC Capital Markets ("RBC Capital Markets"), has provided the Board with an opinion to the effect that, as of July 23, 2012 and based upon and subject to the assumptions, limitations and qualifications contained therein: (i) the Common Share Consideration under the Arrangement was fair from a financial point of view to the Common Shareholders, and (ii) the Preferred Share Consideration under the Arrangement was fair from a financial point of view to the Preferred Shareholders.

The Board, after consulting with its financial and legal advisors, and after careful consideration of, among other things, the fairness opinion of Goldman Sachs and the fairness opinions of RBC Capital Markets and the recommendation of a special committee of the Board, has unanimously determined that the Arrangement is in the best interests of the Company and that the Arrangement is fair to the Common Shareholders and to the Preferred Shareholders. Accordingly, the Board unanimously recommends that the Common Shareholders and the Preferred Shareholders vote in favour of the Arrangement.

The directors and executive officers of the Company, who as at August 14, 2012, beneficially owned or exercised control or discretion over, an aggregate of 833,791 Common Shares (representing an aggregate of approximately 0.16% of the issued and outstanding Common Shares) and 26,600 Preferred Shares (representing approximately 0.33% of the issued and outstanding Preferred Shares), have advised the Company that they intend to vote their respective Shares in favour of the Arrangement.

The accompanying Notice of Special Meeting of Shareholders and Information Circular describe the Arrangement and include certain additional information to assist you in considering how to vote on the proposed special resolutions. You are urged to read this information carefully and, if you require assistance, to consult your financial, legal, tax or other professional advisors.

Your vote is important regardless of the number of Common Shares or Preferred Shares you own. If you are a registered Shareholder (i.e. your name appears on the register of Shares maintained by or on behalf of the Company) and you are unable to attend the Meeting in person or even if you plan to attend the Meeting, we encourage you to take the time now to complete, sign, date and return the accompanying applicable form of proxy (printed on yellow paper for the Common Shareholders and printed on blue paper for the Preferred Shareholders) so that your Shares can be voted at the Meeting (or at any adjournments or postponements thereof) in accordance with your instructions. To be effective, the enclosed proxy must be received by CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., Proxy Dept., P.O. Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department by mail or by fax at 1-866-781-3111 (Canada and United States) or 416-368-2502 (outside North America), no later than 8:00 a.m. (Calgary time) on September 18, 2012 or at least 48 hours (other than a Saturday, Sunday or holiday) prior to the time set for any adjournment or postponement of the Meeting. Registered Shareholders may also use the internet site at www.proxypush.ca/nxy to transmit their voting instructions. The time limit for the deposit of proxies may be waived by the Chairman of the Meeting at his discretion, without notice.

Also, if you are a registered Shareholder, in order to receive the cash consideration that you are entitled to upon the completion of the Arrangement, you must complete and sign the applicable letter(s) of transmittal (which will be sent at a later date) and return such letter(s) of transmittal, together with your share certificate(s) and any other required documents and instruments to the depositary named in the letter of transmittal, in accordance with the procedures set out in the letter of transmittal.

If you are a non-registered Shareholder and hold your Common Shares or Preferred Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, you should carefully follow the instructions of your intermediary to ensure that your Common Shares or Preferred Shares, as applicable, are voted at the Meeting in accordance with your instructions, to arrange for your intermediary to complete the necessary transmittal documents and to ensure that your receive payment for your Shares if the Arrangement is completed. As all Preferred Shares are held in book-entry only form in the name of CDS & Co., there is no need for any Preferred Shareholder, other than CDS & Co., to deliver any share certificates. See Appendix H to the Information Circular "Voting Information" for additional information.

If you are a Common Shareholder or a Preferred Shareholder and have any questions or require more information with regard to voting your Common Shares or Preferred Shares, please contact the Company's proxy solicitation agent, Laurel Hill Advisory Group, by (i) toll-free telephone in North America at 1-877-304-0211 or by collect call at 416-304-0211, or (ii) email at assistance@laurelhill.com.

Yours truly,

(Signed) "Kevin J. Reinhart"

Kevin J. Reinhart
Interim President and Chief Executive Officer and Director
Nexen Inc.

v

 NEXEN INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 20, 2012

        NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated August 16, 2012, a special meeting (the "Meeting") of the holders (the "Common Shareholders") of common shares ("Common Shares") and holders (the "Preferred Shareholders" and, together with the Common Shareholders, the "Shareholders") of cumulative redeemable Class A rate reset preferred shares, Series 2 (the "Preferred Shares" and, together with the Common Shares, the "Shares") of Nexen Inc. (the "Company") will be held in the Metropolitan Ballroom at the Metropolitan Conference Centre located at 333 - 4th Avenue S.W., Calgary, Alberta, Canada, on Thursday, September 20, 2012 at 8:00 a.m. (Calgary time) for the following purposes:

  (a)
  for the Common Shareholders to consider, pursuant to the Interim Order, and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated August 16, 2012 (the "Information Circular"), to approve a statutory plan of arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act ("CBCA"), all as more particularly described in the Information Circular;

  (b)
  for the Preferred Shareholders to consider, pursuant to the Interim Order, and, if deemed advisable, to pass, with or without variation, a special resolution (the "Preferred Shareholder Resolution"), the full text of which is set forth in Appendix B to the accompanying Information Circular, to approve the Arrangement, all as more particularly described in the Information Circular; and

  (c)
  to transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof.

        Separate class votes for each of the Common Shareholders and the Preferred Shareholders will take place at the Meeting. The full text of the arrangement agreement (the "Arrangement Agreement") dated July 23, 2012 entered into by the Company, CNOOC Limited and CNOOC Canada Holding Ltd., and the Interim Order are attached as Appendix "C" and Appendix "E", respectively, to the Information Circular. This Notice of Special Meeting of Shareholders is accompanied by the Information Circular and forms of proxy and the Information Circular contains additional information relating to matters to be dealt with at the Meeting.

        The Company has set August 16, 2012 as the record date for the determination of the Common Shareholders and the Preferred Shareholders entitled to receive notice of and to vote at the Meeting.

        Only the Common Shareholders whose names have been entered in the register of the holders of Common Shares and the Preferred Shareholders whose names have been entered in the register of the holders of Preferred Shares, in each case, as at 5:00 p.m. (Calgary time) on August 16, 2012 will be entitled to receive notice of and to vote at the Meeting in respect of such Shareholders' Shares.

        Pursuant to and in accordance with the Plan of Arrangement, the Interim Order and the provisions of section 190 of the CBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court of Queen's Bench of Alberta): (i) registered Common Shareholders have a right to dissent in respect of the Arrangement Resolution and, if the Arrangement Resolution is passed, to be paid the fair value of their Common Shares; and (ii) registered Preferred Shareholders have a right to dissent in respect of the Preferred Shareholder Resolution and, if the Arrangement Resolution and the Preferred Shareholder Resolution are passed, to be paid the fair value of their Preferred Shares; all in accordance with the provisions of section 190 of the CBCA, as modified by the Interim Order. A registered Shareholder's right to dissent is more particularly described in the accompanying Information Circular. The dissent procedures require that a registered Common Shareholder or a registered Preferred Shareholder who wishes to dissent must send to the Company a written objection to the Arrangement Resolution or Preferred Share Resolution, as applicable, which written objection must be received by the Company, c/o Blake, Cassels & Graydon LLP, Suite 3500, Bankers Hall East Tower, 855 - 2nd Street S.W., Calgary AB, T2P 4J8, Attention: Pat Finnerty, not later than 5:00 p.m. (Calgary time) on September 18, 2012 (or 5:00 p.m. (Calgary time) on the day that is two business days immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be). Failure to strictly comply with the requirements set forth in section 190 of the CBCA, as modified by the Interim Order, may result in the loss of any right of dissent. Persons who are beneficial owners of Common Shares or Preferred Shares registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Shares are entitled to dissent. A dissenting holder of Common Shares may only dissent with respect to all Common Shares held and a dissenting holder of Preferred Shares may only dissent with respect to all Preferred Shares held, in each case, on behalf of any one beneficial holder and registered in the name of such dissenting Common Shareholder or Preferred Shareholder, as applicable. The Preferred Shares and some, but not all, of the Common Shares, have been issued in the form of a global certificate in the name of CDS & Co. and, as such, CDS & Co. is the sole registered holder of the Preferred Shares and some, but not all, of the Common Shares. Accordingly, a non-registered holder of Shares who desires to exercise the right of dissent must make arrangements for the Shares beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the Arrangement Resolution or Preferred Share Resolution, as applicable, is required to be received by the Company or, alternatively, make arrangements for the registered holder of such Shares to dissent on the holders behalf. It is recommended that you seek independent legal advice if you wish to exercise your right of dissent.

        A Shareholder may attend the Meeting in person or may be represented by proxy. Both registered Shareholders who are unable to attend the Meeting and registered Shareholders planning to attend the Meeting, are encouraged to complete, sign, date, and return the accompanying applicable form of proxy (printed on yellow paper for the Common Shareholders and printed on blue paper for the Preferred Shareholders) so that such Shareholder's Shares can be voted at the Meeting (or at any adjournments or postponements thereof) in accordance with such Shareholder's instructions. To be effective, the enclosed proxy must be received by CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., Proxy Dept., P.O. Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department by mail or by fax at 1-866-781-3111 (Canada and United States) or 416-368-2502 (outside North America), no later than 8:00 a.m. (Calgary time) on September 18, 2012 or at least 48 hours (other than a Saturday, Sunday or holiday) prior to the time set for any adjournment or postponement of the Meeting. Registered Shareholders may also use the internet site at www.proxypush.ca/nxy to transmit their voting instructions. The time limit for the deposit of proxies may be waived by the Chairman of the Meeting at his discretion, without notice.

        In order for registered Shareholders to receive the cash consideration that they are entitled to upon the completion of the Arrangement, such registered Shareholders must complete and sign the applicable letter(s) of transmittal (which will be sent at a later date) and return such letter of transmittal, together with their share certificate(s) and any other required documents and instruments to the depositary named in the letter of transmittal, in accordance with the procedures set out in the letter of transmittal.

        Non-registered Shareholders who hold their Common Shares or Preferred Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, should carefully follow the instructions of their intermediary to ensure that their Common Shares or Preferred Shares, as applicable, are voted at the Meeting in accordance with such Shareholder's instructions, to arrange for their intermediary to complete the necessary transmittal documents and to ensure that they receive payment for their Shares if the Arrangement is completed. Preferred Shares have been issued in the form of a global certificate in the name of CDS & Co. and, as such, CDS & Co. is the sole registered holder of the Preferred Shares. CDS & Co. may only vote the Preferred Shares in accordance with instructions received from the non-registered holders of the Preferred Shares. In addition, as all Preferred Shares are held in book-entry only form in the name of CDS & Co., there is no need for any Preferred Shareholder, other than CDS & Co., to deliver any share certificates. See Appendix H to the Information Circular "Voting Information" for additional information.

        A Shareholder that has questions or requires more information with regard to the voting of Shares should contact the Company's proxy solicitation agent, Laurel Hill Advisory Group, by (i) toll-free telephone in North America at 1-877-304-0211 or by collect call at 416-304-0211, or (ii) email at assistance@laurelhill.com.

        Dated at the City of Calgary, in the Province of Alberta, this 16th day of August, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF NEXEN INC.
(Signed) "Alan O'Brien"
Alan O'Brien Senior Vice President, General Counsel and Secretary Nexen Inc.

 IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS
CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED
AND IN THE MATTER OF A PROPOSED ARRANGEMENT
INVOLVING NEXEN INC., CNOOC LIMITED, CNOOC CANADA HOLDING LTD.
AND THE COMMON SHAREHOLDERS AND PREFERRED SHAREHOLDERS OF NEXEN INC.

NOTICE OF ORIGINATING APPLICATION

NOTICE IS HEREBY GIVEN that an originating application (the "Application") has been filed with the Court of Queen's Bench of Alberta, Judicial Centre of Calgary (the "Court") on behalf of Nexen Inc. (the "Company") with respect to a proposed arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA"), involving the Company, CNOOC Limited ("CNOOC"), CNOOC Canada Holding Ltd. ("AcquisitionCo") and the holders of common shares of the Company (the "Common Shareholders"), the holders of cumulative redeemable Class A rate reset preferred shares, Series 2 of the Company (the "Preferred Shareholders" and, together with the Common Shareholders, "Shareholders") and other securityholders of the Company. The Arrangement is described in greater detail in the information circular and proxy statement of the Company dated August 16, 2012 (the "Information Circular") accompanying this Notice of Originating Application.

At the hearing of the Application, the Company intends to seek:

  (a)
  a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair, substantively and procedurally, to the Common Shareholders, the Preferred Shareholders and the other persons affected;

  (b)
  an order approving the Arrangement pursuant to the provisions of section 192 of the CBCA;

  (c)
  a declaration that the Arrangement will, upon the sending of the Articles of Arrangement to the Director appointed under section 260 of the CBCA and the issuance of the Certificate of Arrangement pursuant to the provisions of sections 192 and 262 of the CBCA, become effective in accordance with its terms and will be binding on and after the Effective Date, as defined in the plan of arrangement attached as Appendix D to the Information Circular; and

  (d)
  such other and further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the said Application was directed to be heard before a Justice of the Court at the Calgary Courts Centre, 601 - 5th Street S.W., Calgary, Alberta, on the 20th day of September, 2012 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Shareholder or any other interested party desiring to support or oppose the Application, may appear at the time of hearing in person or by counsel for that purpose. Any Common Shareholder, Preferred Shareholder or any other interested party desiring to appear at the hearing for the final order is required to file with the Court, and serve upon the Company on or before 5:00 p.m. (Calgary time) on September 13, 2012, a notice of intention to appear, including an address for service in the Province of Alberta, indicating whether such Common Shareholder, Preferred Shareholder or other interested party intends to support or oppose the application or make submissions thereat, together with a summary of the position such Common Shareholder, Preferred Shareholder or other interested party intends to advocate before the Court and any evidence or materials which are to be presented to the Court by such Common Shareholder, Preferred Shareholder or other interested party. Service on the Company shall be effected by delivery to the solicitors for the Company at the address below. If any Common Shareholder, Preferred Shareholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Application will be given by the Company and that, in the event the hearing of the Application is adjourned, only those persons who have appeared before the

Court for the application at the hearing, or who have filed a notice of intention to appear as described above, shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a special meeting of Shareholders for the purpose of Shareholders voting, upon special resolutions to approve the Arrangement and, in particular, has directed that Shareholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of section 190 of the CBCA, as modified by such Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any Shareholder or other interested party requesting the same by the under-mentioned solicitors for the Company upon written request delivered to such solicitors as follows:

Blake, Cassels & Graydon LLP
Suite 3500, Bankers Hall East Tower
855 - 2nd Street S.W.
Calgary, Alberta T2P 4J8
Attention:	David Tupper
Facsimile No.:	403-260-9700

DATED at the City of Calgary, in the Province of Alberta, this 16th day of August, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF NEXEN INC.
(Signed) "Alan O'Brien"
Alan O'Brien Senior Vice President, General Counsel and Secretary Nexen Inc.

x

 INFORMATION CIRCULAR AND PROXY STATEMENT

Introduction

        This Information Circular and Proxy Statement (this "Information Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Nexen Inc. for use at the Meeting and any adjournments or postponements thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized and should not be relied upon in making a decision as to how to vote on the Arrangement.

        All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Appendix D to this Information Circular. You are urged to carefully read the full text of the Plan of Arrangement.

        These Meeting materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding such Shares on your behalf.

        All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". Information contained in this Information Circular is given as of August 16, 2012, unless otherwise specifically stated.

Forward-looking Information and Statements

        This Information Circular contains forward-looking statements and forward-looking information within the meaning of applicable Securities Laws and which are based on the expectations, estimates and projections of management of the Company as of the date hereof unless otherwise stated. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this Information Circular contains forward-looking statements and information concerning: the anticipated benefits of the Arrangement to the parties, their respective securityholders; the timing and anticipated receipt of required regulatory, court and Shareholder approvals for the Arrangement; the ability of the Company and the Purchaser Parties to satisfy the other conditions to, and to complete, the Arrangement; and the anticipated timing for the completion of the Arrangement and delisting of the Common Shares from the TSX and NYSE and the Preferred Shares from the TSX.

        In respect of the forward-looking statements and information concerning the anticipated benefits of the proposed Arrangement and the anticipated timing for completion of the Arrangement, the Company has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the Parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court, Shareholder, stock exchange and other third party approvals, including but not limited to the receipt of applicable foreign investment approval required in Canada, the United States and elsewhere and the required approvals from the Government of China and in other foreign jurisdictions; the ability of the Parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement; and other expectations and assumptions concerning the Arrangement. The anticipated dates provided may change for a number of reasons, such as the inability to secure the necessary Shareholder, regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, Shareholders should not place undue reliance on the forward-looking statements and information contained in this Information Circular.

        Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risks and uncertainties inherent in the nature of the

Arrangement include the failure of the Company and the Purchaser Parties to obtain the necessary Shareholder, regulatory, court and other third party approvals, including those noted above, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all. Failure to obtain such approvals, or the failure of the Parties to otherwise satisfy the conditions to or complete the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all. In addition, if the Arrangement is not completed, and the Company continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of Arrangement could have an impact on the Company's current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company. Furthermore, the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay a fee to the Purchaser Parties, the result of which could have a material adverse effect on the Company's financial position and results of operations and its ability to fund growth prospects and current operations.

        Shareholders are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

        The forward-looking statements and information contained in this Information Circular are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable Securities Laws and readers should also carefully consider the matters discussed under "Risk Factors".

Information for U.S. Shareholders

        The Company is a corporation organized under the Laws of Canada. The solicitation of proxies and the transaction contemplated in this Information Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities Laws. The solicitation of proxies for the Meeting is not subject to the requirements applicable to proxy statements under the 1934 Act. Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to proxy statements under the 1934 Act. Specifically, information contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to U.S. disclosure standards. Shareholders should also be aware that requirements under Canadian laws may differ from requirements under U.S. corporate and securities Laws relating to U.S. corporations.

        The enforcement by Shareholders of civil liabilities under the U.S. federal or state Securities Laws may be affected adversely by the fact that the Company is organized under the Laws of Canada, that the majority of the executive officers and directors of the Company are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that a large portion of the assets of the Company and such persons are, or will be, located outside the United States. In addition, the courts of Canada may not enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the federal and state securities legislation in the United States and all rules, regulations and orders promulgated thereunder.

        This transaction has not been approved or disapproved by the SEC or any other securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or the merits of this transaction or upon the accuracy or adequacy of the information contained in this Information Circular.

        Shareholders in the United States are advised to consult their independent tax advisors regarding the U.S. federal, state, local and foreign tax consequences to them of participating in the Arrangement and should carefully read the information under "Certain United States Federal Income Tax Considerations".

Currency

        Except as otherwise indicated, all dollar amounts indicated in this Information Circular are expressed in Canadian dollars. The following table sets forth, for the periods indicated, the high, low, average and period-end noon spot rates of exchange for the U.S. dollar, expressed in Canadian dollars per U.S. dollar, based on the data published by the Bank of Canada.

	Year Ended December 31 (Cdn.$)			Six Months Ended June 30 (Cdn.$)
	2011	2010	2009	2012	2011
Rate at end of Period	$1.0170	$0.9946	$1.0466	$1.0191	$0.9643
Average rate during Period	$0.9891	$1.0299	$1.1420	$1.0057	$0.9767
High during Period	$1.0604	$1.0778	$1.3000	$1.0418	$1.0022
Low during Period	$0.9449	$0.9946	$1.0292	$0.9807	$0.9486

        On August 16, 2012, the noon rate published by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn.$0.9881 and for Canadian Dollars into U.S. dollars was Cdn.$1.00 = U.S.$1.0120.

        Payments to the Common Shareholders under the Arrangement will be denominated in U.S. dollars. However, Common Shareholders who hold their Common Shares in Canadian dollar-denominated accounts with a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary may have such payments automatically exchanged into Canadian dollars based on the exchange rate available to such intermediary on the date the funds are converted. Common Shareholders who wish to receive U.S. dollars in such circumstances are advised to contact the broker, investment dealer, bank, trust company, custodian, nominee or other intermediary through which they hold their Common Shares in advance of closing of the Arrangement to make appropriate arrangements.

        Payments to the Preferred Shareholders under the Arrangement will be denominated in Canadian dollars. However, Preferred Shareholders who hold their Preferred Shares in U.S. dollar-denominated accounts with a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary may have such payments automatically exchanged into U.S. dollars based on the exchange rate available to such intermediary on the date the funds are converted. Preferred Shareholders who wish to receive Canadian dollars in such circumstances are advised to contact the broker, investment dealer, bank, trust company, custodian, nominee or other intermediary through which they hold their Preferred Shares in advance of closing of the Arrangement to make appropriate arrangements.

 SUMMARY INFORMATION

        The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is provided for convenience only and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. All capitalized terms used in this summary have the meanings set forth under "Glossary of Terms". In this summary, except as otherwise indicated, all references to "Cdn.$" are to Canadian dollars and all references to "U.S.$" are to U.S. dollars.

The Meeting

        The Meeting will be held in the Metropolitan Ballroom at the Metropolitan Conference Centre located at 333 - 4th Avenue S.W., Calgary, Alberta, Canada, on Thursday, September 20, 2012 at 8:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting.

        The business of the Meeting will be for the Common Shareholders and the Preferred Shareholders to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution and the Preferred Shareholder Resolution, respectively. The full text of the Arrangement Resolution and the Preferred Shareholder Resolution is set forth as Appendix A and Appendix B to this Information Circular, respectively.

The Record Date

        The Record Date for determining Shareholders entitled to receive notice of and to vote at the Meeting is August 16, 2012. See "General Proxy Matters — Appointment and Revocation of Proxies" and Appendix H "Voting Information" for additional information.

Summary of the Arrangement

        The Company entered into the Arrangement Agreement with CNOOC and AcquisitionCo on July 23, 2012. A copy of the Arrangement Agreement is attached as Appendix C to this Information Circular. The Arrangement Agreement provides for the implementation of the Plan of Arrangement (a copy of which is attached as Appendix D to this Information Circular) pursuant to which, among other things, the following transactions will occur:

  •
  Common Shareholders (other than dissenting Common Shareholders) will receive, for each Common Share held, U.S.$27.50 in cash, without interest; and

  •
  subject to requisite approval of the Arrangement by the Preferred Shareholders, the Preferred Shareholders (other than dissenting Preferred Shareholders) will receive, for each Preferred Share held, Cdn.$26.00 in cash (together with an amount equal to all accrued and unpaid dividends up to, but excluding, the date of closing of the Arrangement), without interest.

        Under the Arrangement, each TOP and STAR, whether vested or unvested, will be cancelled and the holder will receive a cash payment representing the amount (if any) by which U.S.$27.50 (or the Canadian equivalent, as applicable) exceeds the relevant exercise price of such TOP or STAR, less applicable withholdings. In addition, each DSU and RSU, whether vested or unvested, will be cancelled and the holder will receive a cash payment of U.S.$27.50 (or the Canadian equivalent, as applicable) in cash for each such security, less applicable withholdings.

        It is anticipated that all of the current members of the Board will resign effective as of the Effective Date and CNOOC will fill the vacancies created by such resignations.

        If Common Shareholder Approval is obtained and the Arrangement is completed as contemplated by the Arrangement Agreement, the Company will become an indirect Subsidiary of CNOOC.

        If Preferred Shareholder Approval is not obtained prior to the Final Order, the Plan of Arrangement, attached hereto as Appendix D, shall be amended to exclude the Preferred Shares under the Plan of

Arrangement and matters ancillary thereto (including, for greater certainty, the Dissent Rights in favour of the Preferred Shareholders).

        See "The Arrangement".

The Company

        The Company is an independent, Canadian-based global energy company. For financial reporting purposes, the Company reports on four main segments: Conventional Oil and Gas, Oil Sands, Unconventional Gas and Corporate and Other. The Company's Conventional Oil and Gas operations are broken down geographically into the United Kingdom, North America (Canada and the United States) and other countries (Yemen, offshore West Africa and Colombia). The Company's Oil Sands operations consist of its in situ activities, which are comprised of operations at Long Lake and future development phases, and its mining activities conducted through the Company's 7.23% interest in the Syncrude joint venture. Unconventional Gas includes unconventional gas from shale formations in northeastern British Columbia. Corporate and Other consists of the Company's energy marketing business and any other unallocated items.

        The Common Shares are listed and traded on the TSX and NYSE under the symbol "NXY". The Preferred Shares are listed and traded on the TSX under the symbol "NXY.PR.A". The Subordinated Notes are listed and traded on the TSX and NYSE under the symbol "NXY.PR.U" and "NXY.PRB", respectively.

        The registered and head office of the Company is located at 801 - 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3P7.

        See "Information Concerning the Company".

The Purchaser Parties

        CNOOC, together with its subsidiaries, is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. CNOOC was incorporated in Hong Kong in August 1999. CNOOC primarily engages in exploration, development, production and sales of oil and natural gas. CNOOC's core operation areas are Bohai, Western South China Sea, Eastern South China Sea and East China Sea in offshore China. As part of its overseas operations, CNOOC has oil and gas assets in Asia, Africa, North America, South America and Oceania.

        CNOOC's shares are listed on the NYSE under the symbol "CEO" and on the Stock Exchange of Hong Kong Limited under the symbol "00883". CNOOC has been admitted as a constituent stock of the Hang Seng Index.

        AcquisitionCo is a corporation incorporated on July 18, 2012 under the CBCA and is an indirect wholly-owned Subsidiary of CNOOC. The registered office of AcquisitionCo is located at Suite 4300, Bankers Hall West, 888 - 3rd Street S.W., Calgary, Alberta T2P 5C5.

        See "Information Concerning the Purchaser Parties".

Fairness Opinions

        The Board retained Goldman Sachs and RBC Capital Markets as its financial advisors to provide advice and assistance in evaluating the Arrangement, including opining on the fairness of the consideration to be paid under the Arrangement from a financial point of view to the Common Shareholders and, with respect to RBC Capital Markets, the Preferred Shareholders. In connection with this mandate, Goldman Sachs has prepared the Goldman Sachs Fairness Opinion and RBC Capital Markets has prepared the RBC Capital Markets Fairness Opinions. The Goldman Sachs Fairness Opinion states that, in the opinion of Goldman Sachs, as of July 23, 2012 and based upon and subject to the assumptions, limitations and qualifications contained therein, the U.S.$27.50 per Common Share in cash to be paid to the Common Shareholders pursuant to the Arrangement was fair from a financial point of view to the Common Shareholders. The RBC Capital Markets Fairness Opinions state that, in the opinion of RBC Capital Markets, as of July 23, 2012 and based upon and subject to the assumptions, limitations and qualifications contained therein: (i) the Common Share Consideration under the Arrangement was fair from a financial point of view to the Common Shareholders; and (ii) the Preferred Share Consideration under the Arrangement was fair from a financial point of view to the Preferred Shareholders. The full text of the Goldman Sachs Fairness Opinion and the RBC Capital Markets Fairness Opinions, setting out the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Appendix F and Appendix G, respectively, to this Information Circular and should be read carefully and in its entirety. The summaries of the Fairness Opinions in this Information Circular are qualified in their entirety by reference to the full text of the Fairness Opinions. The Fairness Opinions are not a recommendation as to how any Common Shareholder or Preferred Shareholder, as applicable, should vote with respect to the Arrangement or any other matter. See "Fairness Opinions".

Recommendation of the Board

        The Board, after consulting with its financial and legal advisors, and after careful consideration of, among other things, the Goldman Sachs Fairness Opinion and the RBC Capital Markets Fairness Opinions and the recommendation of a special committee of the Board, has unanimously determined that the Arrangement is in the best interests of the Company and that the Arrangement is fair to the Common Shareholders and to the Preferred Shareholders. Accordingly, the Board unanimously recommends that the Common Shareholders and the Preferred Shareholders vote in favour of the Arrangement Resolution and the Preferred Shareholder Resolution, respectively.

        The directors and executive officers of the Company, who, as at August 14, 2012, beneficially owned or exercised control or direction over, an aggregate of 833,791 Common Shares (representing approximately 0.16% of the issued and outstanding Common Shares) and 26,600 Preferred Shares (representing approximately 0.33% of the issued and outstanding Preferred Shares), have advised the Company that they intend to vote their respective Shares in favour of the Arrangement.

        See "Recommendation of the Board of Directors".

Reasons for the Arrangement

        In unanimously determining that the Arrangement is in the best interests of the Company, and recommending to Shareholders that they approve the Arrangement, the Board considered and relied upon a number of factors, including, among others, the following:

  •
  the value of the Consideration payable under the Arrangement to the Common Shareholders, which represents a premium of approximately 61% to the closing price of the Common Shares on the NYSE on July 20, 2012 and a premium of approximately 66% to the 20 trading day volume weighted average price of the Common Shares on the NYSE up to and including July 20, 2012 (being the last trading day preceding the date that the Company and the Purchaser Parties issued a press release announcing the Arrangement);

  •
  the Consideration to be paid to Shareholders pursuant to the Arrangement will be cash, which provides Shareholders with certainty of value and immediate liquidity;

  •
  the Board's assessment of the current and anticipated future opportunities and risks associated with the business, operations, assets, financial performance and condition of the Company should it continue as a stand-alone entity;

  •
  the Board's assessment of the current and anticipated future state of the credit, debt and equity markets that could be available to the Company to provide the Company with the full amount of funding it may require to finance its business and operations, including the risk that such funding may not be obtained in a reasonable time or in full or on terms satisfactory to the Company, as well as the Board's assessment of current and anticipated market conditions including commodity prices for oil, natural gas and natural gas liquids;

  •
  the value of the Consideration payable under the Arrangement to the Preferred Shareholders, having regard to the terms and conditions of the Preferred Shares, including the terms of the fixed dividend thereon and the current interest rate environment;

  •
  the treatment of Incentive Award Holders under the Arrangement;

  •
  the Goldman Sachs Fairness Opinion to the effect that, as of July 23, 2012 and based upon and subject to the assumptions, limitations and qualifications contained therein, the U.S.$27.50 per Common Share in cash to be paid to the Common Shareholders pursuant to the Arrangement was fair from a financial point of view to the Common Shareholders;

  •
  the RBC Capital Markets Fairness Opinions to the effect that, as of July 23, 2012 and based upon and subject to the assumptions, limitations and qualifications contained therein: (i) the Common Share Consideration under the Arrangement was fair from a financial point of view to the Common Shareholders; and (ii) the Preferred Share Consideration under the Arrangement was fair from a financial point of view to the Preferred Shareholders;

  •
  Common Shareholders will have an opportunity to vote on the Arrangement, which requires approval by at least 66 2/3% of the votes cast by the Common Shareholders represented at the Meeting in person or represented by proxy;

  •
  Preferred Shareholders will have an opportunity to vote on the Arrangement, which requires approval by at least 66 2/3% of the votes cast by the Preferred Shareholders represented at the Meeting in person or represented by proxy and if the requisite approval for the Arrangement is not obtained from the Preferred Shareholders, the Preferred Shares will remain outstanding in accordance with their terms;

  •
  the Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to Shareholders;

  •
  the terms and conditions of the Arrangement Agreement, including the fact that the Company's and the Purchaser Parties' representations, warranties and covenants and the conditions to completion of the Arrangement are, in the judgment of the Company, after consultation with its legal advisors, reasonable;

  •
  the likelihood that the transaction will receive the Key Regulatory Approvals under applicable Laws and on terms and conditions satisfactory to the Company and the Purchaser Parties, including the advice of its legal and other advisors in connection with such Key Regulatory Approvals;

  •
  the Purchaser Parties' obligation to complete the Arrangement is subject to a limited number of conditions, which the Board believes are reasonable under the circumstances;

  •
  the Arrangement is not subject to a financing condition;

  •
  the Board's belief that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time, with closing of the Arrangement currently expected in the fourth quarter of 2012;

  •
  the ability of the Board, in certain circumstances, to consider, accept and enter into a definitive agreement with respect to a Superior Proposal, provided that the Company pays to AcquisitionCo the Termination Fee;

  •
  the view of the Board that the Termination Fee would not preclude a third party from making a potential unsolicited Superior Proposal in respect of the Company;

  •
  the appropriateness of the Termination Fee and right to match as an inducement to the Purchaser Parties to enter into the Arrangement Agreement;

  •
  the ability of the Company to terminate the Arrangement Agreement and receive the Reverse Termination Fee from the Purchaser Parties in the event that the PRC Approvals are not received by January 31, 2013, subject to extensions in certain circumstances, or such later date as may be agreed upon by the Parties;

  •
  registered Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise Dissent Rights and, if ultimately successful, receive fair value for their Shares as determined by the Court;

  •
  CNOOC's commitment, credit worthiness, record of completing acquisition transactions outside of China and anticipated ability to complete the transactions contemplated by the Arrangement;

  •
  CNOOC's publicly stated commitment to environmental standards and record with respect thereto;

  •
  the terms of the Senior Notes and Subordinated Notes including the fact that the terms of the indentures do not contain provisions prohibiting a change of control of the Company;

  •
  the Arrangement Agreement is a result of arm's-length negotiations between the Company and the Purchaser Parties;

  •
  the fact that, in the Board's view, the terms of the Arrangement Agreement treat stakeholders of the Company equitably and fairly; and

  •
  the Arrangement is expected to benefit the Company, its employees and other stakeholders based upon CNOOC's plan and intention to: (i) establish Calgary as one of CNOOC's international headquarters which will manage the Company's current global portfolio and CNOOC's existing operations for North and Central America, which includes approximately $8 billion of CNOOC assets in the region; (ii) retain the Company's current management team and employees; (iii) implement and enhance the Company's planned capital expenditure program; (iv) list CNOOC's shares on the TSX; and (v) build upon the Company's existing community and charitable programs.

        The Board also considered a number of potential risks and potential negative factors relating to the Arrangement, including the following:

  •
  the risks to the Company if the Arrangement is not completed, including the costs to the Company in pursuing the Arrangement, the diversion of management's attention away from conducting the Company's business in the ordinary course and the potential impact on the Company's current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners);

  •
  the fact that following the Arrangement, the Company will no longer exist as an independent company and Common Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Company's long-term plans;

  •
  the conditions to the Purchaser Parties' obligation to complete the Arrangement and the right of the Purchaser Parties to terminate the Arrangement Agreement under certain limited circumstances;

  •
  the limitations contained in the Arrangement Agreement on the Company's ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement is terminated under certain circumstances, the Company must pay the Termination Fee to AcquisitionCo, as described under "The Arrangement Agreement — Termination Fee in Favour of AcquisitionCo"; and

  •
  the fact that the Arrangement will be a taxable transaction and, as a result, Shareholders will generally be required to pay taxes on any gains that result from their receipt of the Consideration pursuant to the Arrangement.

        See "Background to the Arrangement" and "Reasons for the Arrangement".

The Arrangement Agreement

        The following is a summary of certain material terms of the Arrangement Agreement and is qualified in its entirety by the more detailed summary contained in the main body of this Information Circular. See "The Arrangement Agreement". The full text of the Arrangement Agreement is attached as Appendix C to this Information Circular.

Covenants, Representations and Warranties

        The Arrangement Agreement contains customary covenants, representations and warranties for an agreement of this nature. In addition, the Company has provided certain non-solicitation covenants in favour of the Purchaser Parties. A summary of the covenants, representations and warranties is provided in the main body of this Information Circular under the heading "The Arrangement Agreement".

Conditions to the Arrangement

        The obligations of the Company and the Purchaser Parties to complete the Arrangement are subject to the satisfaction or waiver of certain conditions set out in the Arrangement Agreement. These conditions include, among others, the receipt of Common Shareholder Approval, Court approval and all Key Regulatory Approvals. The obligation of the Company and the Purchaser Parties to complete the Arrangement is not subject to the receipt of Preferred Shareholder Approval. A summary of the conditions is provided in the main body of this Information Circular under the heading "The Arrangement Agreement — Conditions of Closing".

Termination of the Arrangement Agreement

        The Arrangement Agreement may be terminated at any time prior to the Effective Date by mutual written agreement of the Parties and by either the Purchaser Parties or the Company in certain other circumstances.

        A summary of the termination provisions is provided in the main body of this Information Circular under the heading "The Arrangement Agreement — Termination of Arrangement Agreement".

Termination Fees

        If the Arrangement Agreement is terminated in certain circumstances, including if the Company enters into an agreement with respect to a Superior Proposal or if the Board withdraws or modifies its recommendation with respect to the Arrangement, AcquisitionCo is entitled to a Termination Fee of U.S.$425 million. See "The Arrangement Agreement — Termination Fee in Favour of AcquisitionCo".

        A Reverse Termination Fee of U.S.$425 million will be payable by AcquisitionCo to the Company in the event the Arrangement Agreement is terminated solely as a result of the PRC Approvals having not been obtained. See "The Arrangement Agreement — Termination Fee in Favour of Company".

Procedure for the Arrangement to Become Effective

Procedural Steps

        The Arrangement is proposed to be carried out pursuant to section 192 of the CBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

  (a)
  the Arrangement Resolution must be approved by the Common Shareholders;

  (b)
  the Court must grant the Final Order approving the Arrangement;

  (c)
  all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

  (d)
  the Final Order and Articles of Arrangement in the form prescribed by the CBCA must be sent to the Director.

Shareholder Approval

        At the Meeting, pursuant to the Interim Order, the Common Shareholders will be asked to approve the Arrangement Resolution. Each Common Shareholder as at the Record Date shall be entitled to vote on the Arrangement Resolution. The requisite approval for the Arrangement Resolution is at least 66 2/3% of the votes cast on the Arrangement Resolution by the Common Shareholders, present in person or represented by proxy, at the Meeting. The Arrangement Resolution must receive the requisite Common Shareholder approval in order for the Company to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order.

        Approval will also be sought at the Meeting from the Preferred Shareholders to allow the Preferred Shares to participate in the Arrangement. Preferred Shareholders will vote on the Arrangement as a separate class. Each Preferred Shareholder as at the Record Date shall be entitled to vote on the Preferred Shareholder Resolution. The requisite approval for the Preferred Shareholder Resolution is at least 66 2/3% of the votes cast on the Preferred Shareholder Resolution by the Preferred Shareholders, present in person or represented by proxy at the Meeting. If the requisite approval by the Preferred Shareholders is not obtained prior to the Final Order, the Plan of Arrangement will be amended to exclude the Preferred Shares under the Plan of Arrangement and matters ancillary thereto (including, for greater certainty, to remove Dissent Rights in favour of the Preferred Shareholders) and the Preferred Shares will remain outstanding following the completion of the Arrangement. See "General Proxy Matters — Procedure and Votes Required".

        For information with respect to the procedures for Shareholders to follow to receive their Consideration pursuant to the Arrangement, see "Procedures for the Surrender of Common Shares, Preferred Shares and Receipt of Consideration". See also "Summary of the Arrangement" above.

Court Approval

        The Arrangement requires the Court's approval of the Final Order. Prior to the mailing of this Information Circular, the Company obtained the Interim Order authorizing and directing the Company to call, hold and conduct the Meeting and to submit the Arrangement to Shareholders for approval. A copy of the Interim Order is attached as Appendix E to this Information Circular. Subject to the terms of the Arrangement Agreement and receipt of Common Shareholder Approval, the Company will make an application to the Court for the Final Order. The hearing in respect of the Final Order is expected to take place on September 20, 2012 at 1:30 p.m. (Calgary time) at the Calgary Courts Centre, 601 - 5th Street S.W., Calgary, Alberta. See "The Arrangement — Procedure for the Arrangement Becoming Effective — Court Approval".

Conditions Precedent

        The completion of the Arrangement is also subject to the receipt of certain Regulatory Approvals and other specified approvals, including, among others, Competition Act Approval, ICA Approval, HSR Approval, Exon-Florio Approval and PRC Approvals, which approvals are described in more detail under "Principal Legal Matters — Regulatory Approvals".

        The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by one or more of the Company and the Purchaser Parties. See "The Arrangement Agreement — Conditions of Closing".

Timing

        If the Meeting is held as scheduled and is not adjourned or postponed and the Common Shareholder Approval is obtained, the Company will apply for the Final Order approving the Arrangement. Subject to receipt of the Final Order in form and substance satisfactory to the Company and the Purchaser Parties, and satisfaction or waiver of all other conditions set forth in the Arrangement Agreement, including the receipt of all required Regulatory Approvals, the Company expects the Effective Date to occur in the fourth quarter of 2012. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including the failure to obtain all Key Regulatory Approvals in the anticipated time frames. See "The Arrangement — Timing".

Dissent Rights of Registered Shareholders

        Pursuant to and in accordance with the Plan of Arrangement, the Interim Order and the provisions of section 190 of the CBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court): (i) registered Common Shareholders have a right to dissent in respect of the

Arrangement Resolution and, if the Arrangement Resolution is passed, to be paid the fair value of their Common Shares, in accordance with the provisions of section 190 of the CBCA, as modified by the Interim Order; and (ii) registered Preferred Shareholders have a right to dissent in respect of the Preferred Shareholder Resolution, and, if the Arrangement Resolution and the Preferred Shareholder Resolution are passed, to be paid the fair value of their Preferred Shares, in accordance with the provisions of section 190 of the CBCA, as modified by the Interim Order. The dissent procedures require that a registered Common Shareholder or registered Preferred Shareholder who wishes to dissent must send to the Company a written objection to the Arrangement Resolution or Preferred Share Resolution, as applicable, which written objection must be received by the Company, c/o Blake, Cassels & Graydon LLP, Suite 3500, Bankers Hall East Tower, 855 - 2nd Street S.W., Calgary AB, T2P 4J8, Attention: Pat Finnerty, not later than 5:00 p.m. (Calgary time) on September 18, 2012 (or 5:00 p.m. (Calgary time) on the day that is two business days immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be).

        It is a condition to AcquisitionCo's obligation to complete the Arrangement that Common Shareholders holding no more than 5% of the Common Shares shall have exercised Dissent Rights that have not been withdrawn as at the Effective Date.

        The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with the requirements set forth in section 190 of the CBCA, as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Common Shares or Preferred Shares registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Shares are entitled to dissent. The Preferred Shares have been issued in the form of a global certificate in the name of CDS & Co. and, as such, CDS & Co. is the sole registered holder of the Preferred Shares. In addition, some, but not all, of the Common Shares are held through global certificates registered in the name of CDS & Co. Accordingly, a non-registered Common Shareholder or a non-registered Preferred Shareholder desiring to exercise its Dissent Rights must make arrangements for such Common Shares or Preferred Shares that are beneficially owned to be registered in such holder's name prior to the time the written objection to the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable, is required to be received by the Company, or alternatively, make arrangements for the registered holder to dissent on such holder's behalf. A dissenting Common Shareholder may only dissent with respect to all Common Shares held and a dissenting Preferred Shareholder may only dissent with respect to all Preferred Shares held, in each case, on behalf of any one beneficial holder and registered in the name of such dissenting Common Shareholder or dissenting Preferred Shareholder, as applicable. See "Rights of Dissent".

Stock Exchange Delisting

        It is expected that the Common Shares will be delisted from the TSX and the NYSE following the completion of the Arrangement. In addition, where the Preferred Shares participate in the Arrangement, it is expected that the Preferred Shares will be delisted from the TSX following the completion of the Arrangement. If the Preferred Shares are not acquired pursuant to the Arrangement, it is expected that the Preferred Shares will remain listed for trading on the TSX.

        Furthermore, it is expected that, following the completion of the Arrangement, the Subordinated Notes will continue to be listed and traded on the TSX and the NYSE.

Canadian Federal Income Tax Considerations

        Generally, a Resident Shareholder who holds Shares as capital property will realize a capital gain (or a capital loss) equal to the amount by which the cash received by the Resident Shareholder under the Arrangement exceeds (or is less than) the total of the adjusted cost base of the Shares of the Resident Shareholder and any reasonable costs of disposition.

        Generally, a Non-Resident Shareholder whose Shares do not constitute "taxable Canadian property" for purposes of the Tax Act will not be subject to tax under the Tax Act on any capital gain realized on the disposition of the Shares for cash under the Arrangement.

        This is only a brief summary of the Canadian federal income tax consequences of the Arrangement. You should carefully read the section "Certain Canadian Federal Income Tax Considerations" which qualifies the summary set forth above. It is important that you consult your own tax advisor to determine the tax consequences of the Arrangement to you.

United States Federal Income Tax Considerations

        U.S. Holders (as defined under "Certain United States Federal Income Tax Considerations") whose Shares are exchanged for cash pursuant to the Arrangement will recognize gain or loss on the exchange for U.S. federal income tax purposes. The amount of gain or loss recognized will be equal to the difference between the "amount realized" and the U.S. Holder's aggregate adjusted tax basis in the Shares exchanged (each as determined in U.S. dollars). The "amount realized" will equal the amount of U.S. dollars received, or the U.S. dollar value of any Canadian dollars received. Unless certain rules for "passive foreign investment companies" apply, any gain or loss realized will be capital gain or loss.

        This is only a brief summary of the U.S. federal income tax consequences of the Arrangement. You should carefully read the section "Certain United States Federal Income Tax Considerations" which qualifies the summary set forth above. It is important that you consult your own tax advisor to determine the tax consequences of the Arrangement to you.

Other Tax Considerations

        This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian and U.S. federal income tax considerations to Shareholders. Shareholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the relevant tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions. All Shareholders should also consult their own tax advisors regarding relevant provincial, territorial, state or other tax considerations of the Arrangement.

Risk Factors

        There is a risk that the Arrangement may not be completed. If the Arrangement is not completed, the Company will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Additionally, failure to complete the Arrangement could materially and negatively impact the trading price of the Common Shares and Preferred Shares. If the Arrangement is completed but Preferred Shares do not participate in the Arrangement, the holders of such non-participating Preferred Shares may also face certain risks.

        You should carefully consider the risk factors described in the section "Risk Factors" in evaluating how you should vote your Shares.

 GLOSSARY OF TERMS

        The following is a glossary of certain terms used in this Information Circular, including the Summary hereof:

"1934 Act" means the United States Securities Exchange Act of 1934, as amended;

"Acquisition Proposal" means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal or inquiry (written or oral) from any person or group of persons other than CNOOC or AcquisitionCo relating to: (i) any direct or indirect sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or of 20% or more of the voting, equity or other securities of the Company or any of its Subsidiaries (or rights or interests therein or thereto); (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting, equity or other securities or any other equity interests (including securities convertible into or exercisable or exchangeable for securities or equity interests) of the Company or any of its Subsidiaries; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries;

"Acquisition Time" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations";

"AcquisitionCo" means CNOOC Canada Holding Ltd., a corporation incorporated under the CBCA and an indirect wholly-owned Subsidiary of CNOOC;

"affiliate" has the meaning ascribed thereto in National Instrument 45-106 — Prospectus and Registration Exemptions;

"allowable capital loss" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Disposition of Shares";

"Application for Review" has the meaning ascribed thereto under "Principal Legal Matters — Regulatory Approvals — ICA Approval";

"ARC" has the meaning ascribed thereto under "Principal Legal Matters — Regulatory Approvals — Competition Act Approval";

"Arrangement" means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and AcquisitionCo, each acting reasonably;

"Arrangement Agreement" means the arrangement agreement dated as of July 23, 2012 among CNOOC, AcquisitionCo and the Company pursuant to which CNOOC, AcquisitionCo and the Company have proposed to implement the Arrangement, a copy of which is attached as Appendix C to this Information Circular, as such agreement may be further amended or amended and restated in accordance with its terms;

"Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be considered by the Common Shareholders at the Meeting, substantially in the form attached as Appendix A to this Information Circular;

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made;

"associate" has the meaning ascribed thereto in the Securities Act;

"Board" means the board of directors of the Company as constituted from time to time;

"Board Recommendation" has the meaning ascribed thereto under "The Arrangement Agreement — Covenants of the Company Regarding Non-Solicitation";

"business day" means, for the purposes of "The Arrangement" and "The Arrangement Agreement", any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Calgary, Alberta, Beijing, China or Luxembourg; and for all other purposes means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Calgary, Alberta;

"Canadian Equivalent of the Common Share Consideration" means the amount in Canadian dollars that is the equivalent of the Common Share Consideration on the basis of the noon U.S. to Canadian dollar exchange rate on the date that is three business days immediately preceding the Effective Date as reported by the Bank of Canada;

"CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to section 192(7) of the CBCA in respect of the Articles of Arrangement;

"CFIUS" means the Committee on Foreign Investment in the United States;

"Change of Control Agreements" has the meaning ascribed thereto under "The Arrangement — Interests of Directors and Executive Officers in the Arrangement — Change of Control Agreements";

"China" means The People's Republic of China;

"CNOOC" means CNOOC Limited, a corporation incorporated under the laws of Hong Kong with limited liability;

"Code" has the meaning ascribed thereto under "Certain United States Federal Income Tax Considerations";

"Commissioner of Competition" means the Commissioner of Competition appointed pursuant to section 7(1) of the Competition Act or her designee;

"Common Share Consideration" means U.S.$27.50 in cash per Common Share, without interest;

"Common Shareholder Approval" means the requisite approval of the Arrangement Resolution by the Common Shareholders as set forth in the Interim Order, being at least 66 2/3% of the votes cast on the Arrangement Resolution by the Common Shareholders, voting as a separate class, present in person or represented by proxy at the Meeting;

"Common Shareholders" means the registered and/or non-registered holders from time to time of the Common Shares, as the context requires;

"Common Shares" means common shares in the capital of the Company;

"Company" means Nexen Inc., a corporation incorporated under the CBCA;

"Company Disclosure Letter" means the disclosure letter dated as of the date of the Arrangement Agreement and delivered by the Company to AcquisitionCo together with the Arrangement Agreement;

"Competition Act" means the Competition Act, R.S.C. 1985, c. C-34, as amended;

"Competition Act Approval" means, with respect to the transactions contemplated by the Arrangement Agreement, the following: (i) receipt by AcquisitionCo of an advance ruling certificate by the Commissioner of Competition under Subsection 102(1) of the Competition Act to the effect that the Commissioner of Competition is satisfied that she or he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act; or (ii) either the expiry of the waiting period under Subsection 123(1) of the Competition Act, the termination of the waiting period under Subsection 123(2) of the Competition Act or a waiver of the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act under paragraph 113(c) of the Competition Act, and there shall not be proceedings pending, threatened or initiated by the Commissioner of Competition under section 92, section 100 and/or section 104 of the Competition Act before the Competition Tribunal;

"Competition Tribunal" means the Competition Tribunal established under Subsection 3(1) of the Competition Tribunal Act, R.S.C. 1985, c. 19 (2nd Supp.), as amended;

"Consideration" means the Common Share Consideration and the Preferred Share Consideration, as applicable;

"Court" means the Court of Queen's Bench of Alberta, or other court as applicable;

"Depositary" means such person as AcquisitionCo may appoint to act as depositary for the Shares in relation to the Arrangement, with the approval of the Company, acting reasonably;

"Director" means the Director appointed pursuant to section 260 of the CBCA;

"Director of Investments" means the Director of Investments appointed under section 6 of the Investment Canada Act;

"Dissent Rights" means the rights of dissent in favour of the registered holders of Common Shares and Preferred Shares in respect of the Arrangement described in the Plan of Arrangement and the Interim Order;

"Dissenting Shareholders" means registered Common Shareholders or registered Preferred Shareholders who validly exercise Dissent Rights;

"DOJ" has the meaning ascribed thereto under "Principal Legal Matters — Regulatory Approvals — HSR Approval";

"DSU Plan 1" means the Company's Amended and Restated Deferred Share Unit Plan 1 — Base Compensation Alternative for Non-Executive Directors effective as of July 1, 2001 and as amended and restated July 17, 2011;

"DSU Plan 2" means the Company's Deferred Share Unit Plan 2 — Long Term Incentive Plan for Non-Executive Directors effective as of October 16, 2003;

"DSUs" means deferred share units issued under the DSU Plan 1 and the DSU Plan 2;

"EDGAR" means the Electronic Data Gathering, Analysis and Retrieval System;

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

"Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

"Exon-Florio Amendment" means section 721 of Title VII of the United States Defence Production Act of 1950;

"Exon-Florio Approval" means: (i) CFIUS's completion of a review of the transactions contemplated by the Arrangement Agreement with a determination that there are no unresolved national security issues; or (ii) following review by CFIUS, a determination by the President of the United States not to use his powers under the Exon-Florio Amendment to block or unwind U.S. portions of the transactions contemplated by the Arrangement Agreement;

"Fairness Opinions" means, collectively, the Goldman Sachs Fairness Opinion and the RBC Capital Markets Fairness Opinions;

"Final Order" means the final order of the Court in a form acceptable to the Company and AcquisitionCo, each acting reasonably, approving the Arrangement pursuant to the CBCA, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal, as contemplated by the Arrangement Agreement;

"FTC" has the meaning ascribed thereto under "Principal Legal Matters — Regulatory Approvals — HSR Approval";

"GAAP" means generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountants Handbook — Accounting, as applicable, at the relevant time, applied on a consistent basis;

"Goldman Sachs" means Goldman Sachs Canada Inc., financial advisor to the Company;

"Goldman Sachs Fairness Opinion" means the opinion of Goldman Sachs dated July 23, 2012, which is included in the letter attached as Appendix F to this Information Circular;

"Governmental Entity" means: (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange;

"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder;

"HSR Approval" means the expiration or early termination of any waiting period, and any extension thereof, applicable to the completion of the transactions contemplated by the Arrangement Agreement under the HSR Act;

"ICA Approval" means the responsible Minister under the Investment Canada Act (the "Minister") having sent a notice to CNOOC or AcquisitionCo stating that the Minister is satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada, or the Minister having been deemed to be satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada;

"Incentive Award Holders" means the holders of the Incentive Awards;

"Incentive Awards" means, collectively, the TOPs, STARs, RSUs and DSUs;

"Information Circular" means this information circular and proxy statement of the Company dated August 16, 2012, together with all Appendices hereto, distributed by the Company to Shareholders in connection with the Meeting;

"Interim Order" means the interim order of the Court dated August 16, 2012 pursuant to the CBCA, containing declarations and directions with respect to the Arrangement and the Meeting, a copy of which order is attached as Appendix E to this Information Circular, as such order may be affirmed, amended or modified by the Court with the consent of the Company and AcquisitionCo, each acting reasonably;

"Investment Canada Act" means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended;

"IRS" has the meaning ascribed thereto under "Certain United States Federal Income Tax Considerations";

"Key Regulatory Approvals" means: (i) ICA Approval; (ii) Competition Act Approval; (iii) HSR Approval; (iv) Exon-Florio Approval; (v) PRC Approvals; (vi) any Regulatory Approval in respect of the EU/EFTA or a EU/EFTA National State required to consummate the transaction contemplated by the Arrangement Agreement; (vii) Regulatory Approval in respect of the United Kingdom, to the extent that any Governmental Entity has jurisdiction to review the transaction contemplated by the Agreement; and (viii) such other approvals agreed to by the Parties;

"Law" means, with respect to any person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise;

"Letter of Transmittal" means the letter(s) of transmittal to be delivered by the Company to Shareholders at a later date providing for the delivery of the Shares to the Depositary;

"Matching Period" has the meaning ascribed thereto under "The Arrangement Agreement — Covenants of the Company Regarding Non-Solicitation";

"Material Adverse Effect" means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from: (a) any change affecting the oil and gas industry as a whole; (b) any change in currency exchange, interest or inflation rates or commodity, securities or general economic, financial or credit market conditions in Canada or elsewhere; (c) changes in the market price of crude oil, natural gas or related hydrocarbons; (d) any change in Law or GAAP; (e) any matter which has been expressly disclosed by the Company in the Company Disclosure Letter; (f) the failure of the Company to meet any internal or published projections, forecasts or estimates of revenues, earnings, cash flows or production or petroleum substances (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); (g) any actions taken (or omitted to be taken) by the Company that is consented to by AcquisitionCo expressly in writing; (h) the announcement of the Arrangement Agreement or any action taken by the Company or its Subsidiaries that is required pursuant to the Arrangement Agreement, including (i) any steps taken pursuant to section 4.4 or section 4.8 of the Arrangement Agreement, and (ii) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with any of its current or prospective employees, customers, distributors, suppliers or partners; or (i) any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred); provided, however, that (i) with respect to clauses (a) through to and including (d), such matter does not have a materially disproportionate effect on the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the oil and gas industry generally; and (ii) references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a "Material Adverse Effect" has occurred;

"Meeting" means the special meeting of Shareholders to be held on Thursday, September 20, 2012, and any adjournment(s) or postponement(s) thereof, to consider and to vote on the Arrangement Resolution and the Preferred Shareholder Resolution and the other matters referred to in the Notice of Meeting;

"MI 61-101" means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

"Minister" has the meaning ascribed thereto under the definition of "ICA Approval";

"net benefit ruling" has the meaning ascribed thereto under "Principal Legal Matters — Regulatory Approvals — ICA Approval";

"No Action Letter" has the meaning ascribed thereto under "Principal Legal Matters — Regulatory Approvals — Competition Act Approval";

"Non-Resident Dissenting Shareholder" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada — Dissenting Shareholders";

"Non-Resident Shareholder" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada";

"Non-Solicitation Covenants" has the meaning ascribed thereto under "The Arrangement Agreement — Covenants of the Company Regarding Non-Solicitation";

"Notice of Meeting" means the Notice of Special Meeting of Shareholders that accompanies this Information Circular;

"Notifiable Transactions" has the meaning ascribed thereto under "Principal Legal Matters — Regulatory Approvals — Competition Act Approval";

"Notification" has the meaning ascribed thereto under "Principal Legal Matters — Regulatory Approvals — Competition Act Approval";

"NYSE" means the New York Stock Exchange;

"Outside Date" means January 31, 2013 or such later date as may be agreed to in writing by the Parties, provided that if the Effective Date is not expected to occur by January 31, 2013 as a result of the failure to satisfy the condition set forth in either section 6.1(3) or section 6.2(3) of the Arrangement Agreement, then any party to the Arrangement Agreement may elect, by notice in writing delivered to the other parties to the Arrangement Agreement by no later than 5:00 p.m. (Calgary time) on the date that is not less than five days prior to such date or, in the case of any subsequent extensions, the date that is not less than five days prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than 15 days, provided that in aggregate such extensions shall not exceed 75 business days from January 31, 2013; provided that notwithstanding the foregoing a party to the Arrangement Agreement shall not be permitted to extend the Outside Date if the failure to satisfy the condition set forth in either section 6.1(3) or section 6.2(3) of the Arrangement Agreement is primarily the result of such party's failure to comply with its covenants in the Arrangement Agreement;

"Parties" means, collectively, CNOOC, AcquisitionCo and the Company, and "Party" means any one of CNOOC, AcquisitionCo or the Company;

"Permitted Dividends" means, in respect of Common Shares, a dividend not in excess of $0.05 per Common Share per quarter consistent with the Company's current practice (including with respect to timing), and in respect of the Preferred Shares, regular quarterly dividends payable on the Preferred Shares in accordance with the terms of such Preferred Shares, as set out in the Company's constating documents;

"person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement attached as Appendix D to this Information Circular, subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and AcquisitionCo, each acting reasonably;

"PRC Approvals" means any approvals required to be obtained from Governmental Entities in China in order for the Purchaser Parties to complete the transactions contemplated by the Arrangement Agreement;

"Preferred Share Consideration" means Cdn.$26.00 in cash per Preferred Share (together with an amount equal to all accrued and unpaid dividends up to, but excluding, the Effective Date), without interest;

"Preferred Shareholder Approval" means the requisite approval of the Preferred Shareholder Resolution by the Preferred Shareholders, as set forth in the Interim Order, being at least 66 2/3% of the votes cast on the Preferred Shareholder Resolution by the Preferred Shareholders, voting as a separate class, present in person or represented by proxy at the Meeting;

"Preferred Shareholder Resolution" means the special resolution approving the Arrangement to be considered by the Preferred Shareholders at the Meeting, substantially in the form attached as Appendix B to this Information Circular;

"Preferred Shareholders" means the registered and/or non-registered holders of the Preferred Shares, as the context requires;

"Preferred Shares" mean the cumulative redeemable Class A rate reset preferred shares, Series 2 in the capital of the Company;

"Proposed Amendments" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations";

"Purchaser Parties" means, collectively, AcquisitionCo and CNOOC;

"QEF" has the meaning ascribed thereto under "Certain United States Federal Income Tax Considerations — Passive Foreign Investment Companies — Consequences of Ownership and Disposition of Shares of a PFIC";

"RBC Capital Markets" means RBC Dominion Securities Inc., a member company of RBC Capital Markets, financial advisor to the Company;

"RBC Capital Markets Fairness Opinions" means the opinions of RBC Capital Markets dated July 23, 2012, which are included in the letter attached as Appendix G to this Information Circular;

"Record Date" means 5:00 p.m. (Calgary time) on August 16, 2012;

"Regulations" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations";

"Regulatory Approvals" means, any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required or advisable under Laws in connection with the Arrangement, including the Key Regulatory Approvals;

"Representatives" has the meaning ascribed thereto under "The Arrangement Agreement — Covenants of the Company Regarding Non-Solicitation";

"Resident Dissenting Shareholder" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Dissenting Shareholders";

"Resident Shareholder" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada";

"Reviewable Transaction" has the meaning ascribed thereto under "Principal Legal Matters — Regulatory Approvals — ICA Approval";

"Reverse Termination Fee" has the meaning ascribed thereto under "The Arrangement Agreement — Termination Fee in Favour of the Company";

"RSU Plan" means the Company's restricted share unit plan established effective December 6, 2010 and as amended and restated effective as of February 15, 2012;

"RSUs" means the restricted share units issued under the RSU Plan;

"SEC" means the U.S. Securities and Exchange Commission;

"Second Request" has the meaning ascribed thereto under "Principal Legal Matters — Regulatory Approvals — HSR Approval";

"Securities Act" means the Securities Act, R.S.A. 2000, c. S-4, as amended;

"Securities Laws" means the Securities Act and any other applicable Canadian provincial and territorial, U.S. federal and state securities laws, rules and regulations and published policies thereunder;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Senior Notes" means, collectively, the 5.20% senior notes of the Company due March 10, 2015, the 5.65% senior notes of the Company due May 15, 2017, the 5.875% senior notes of the Company due March 10, 2035, the 6.20% senior notes of the Company due July 30, 2019, the 6.40% senior notes of the Company due May 15, 2037, the 7.40% senior notes of the Company due March 1, 2028, the 7.50% senior notes of the Company due July 30, 2039 and the 7.875% senior notes of the Company due March 15, 2032;

"Severance Period" has the meaning ascribed thereto under "The Arrangement — Interests of Directors and Executive Officers in the Arrangement — Change of Control Agreements";

"Shareholder Rights Plan" means the Amended and Restated Shareholder Rights Plan Agreement dated as of April 27, 2011 between the Company and CIBC Mellon Trust Company, as rights agent;

"Shareholders" means, collectively, the Common Shareholders and the Preferred Shareholders;

"Shares" means, collectively, the Common Shares and the Preferred Shares;

"SOE" has the meaning ascribed thereto under "Principal Legal Matters — Regulatory Approvals — ICA Approval";

"SOE Guidelines" has the meaning ascribed thereto under "Principal Legal Matters — Regulatory Approvals — ICA Approval";

"SRP Rights" means the rights under the Shareholder Rights Plan;

"STARs" means the Stock Appreciation Rights granted pursuant to the STARs Plan;

"STARs Plan" means the Company's Stock Appreciation Rights Plan dated effective July 13, 2001, as amended on December 4, 2006;

"Subordinated Notes" means the 7.35% subordinated notes of the Company due November 1, 2043;

"Subsidiary" has the meaning ascribed thereto in the Securities Act;

"Superior Proposal" means any unsolicited bona fide written Acquisition Proposal from a person who is an arm's length third party made after the date of the Arrangement Agreement: (i) to acquire not less than all of the outstanding Common Shares or all or substantially all of the assets of the Company on a consolidated basis; (ii) that complies with Securities Laws and did not result from or involve a breach of the Arrangement Agreement or any agreement between the person making such Acquisition Proposal and the Company; (iii) that is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (iv) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (v) that is not subject to any due diligence and/or access condition; and (vi) in respect of which the Board and any relevant committee thereof determines, in its good faith judgment, after receiving the advice of its outside legal counsel and its financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Common Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by AcquisitionCo pursuant to section 5.4(2) of the Arrangement Agreement);

"Superior Proposal Notice" has the meaning ascribed thereto under "The Arrangement Agreement — Covenants of the Company Regarding Non-Solicitation";

"Supplementary Information Request" has the meaning ascribed thereto under "Principal Legal Matters — Regulatory Approvals — Competition Act Approval";

"Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"taxable capital gain" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Disposition of Shares";

"Termination Fee" has the meaning ascribed thereto under "The Arrangement Agreement — Termination Fee in Favour of AcquisitionCo";

"TOPs" means the outstanding options to purchase Common Shares issued pursuant to the TOPs Plan, as listed in the Company Disclosure Letter;

"TOPs Plan" means the Company's Tandem Option Plan established effective February 27, 1998 and as amended on December 15, 1998, September 15, 1999, April 17, 2000, May 2, 2001, May 6, 2003, July 1, 2004 and June 30, 2007;

"Transfer Agent" means CIBC Mellon Trust Company;

"TSX" means the Toronto Stock Exchange; and

"U.S. Shareholder" means any Shareholder who is, at the Effective Time, in the United States.

Certain other terms used herein but not defined herein are defined in the Arrangement Agreement and, unless the context otherwise requires, shall have the same meanings herein as in the Arrangement Agreement.

 BACKGROUND TO THE ARRANGEMENT

        In February and March 2012, management of the Company became aware of certain communications that caused management to believe that an acquisition might be proposed by a Chinese state owned enterprise or one of its affiliates. While management had several direct contacts during this period with representatives of CNOOC with respect to their joint interests in Long Lake and the Gulf of Mexico and general business matters, there were no communications between the parties with respect to any possible corporate transaction.

        On April 18, 2012, the Board met in Leduc, Alberta to prepare for a possible approach by a third party. At the meeting, management reviewed the communications referred to above, as well as the existing relationships between the Company and Chinese state owned enterprises, and their affiliates, including CNOOC. The Company's legal counsel, Blake, Cassels & Graydon LLP, reviewed with the Board the duties of a board of directors in a change in control transaction and the Board reviewed with the Company's long time financial advisors, Goldman Sachs and RBC Capital Markets, how it might respond to such an approach.

        Following the April 18, 2012 Board meeting, the Company formally retained Goldman Sachs and RBC Capital Markets as its financial advisors. The Board also retained Richard A. Shaw Professional Corporation and Burnet, Duckworth & Palmer LLP as independent legal counsel to the Board. Throughout late April and the first half of May 2012, management of the Company, along with its financial and legal advisors, reviewed various business strategies and possible responses to an approach. During this same period, representatives of CNOOC contacted representatives of the Company to discuss a potential approach, and eventually to arrange a meeting between senior executives of the Company and senior executives of CNOOC.

        On May 17, 2012, Mr. S. Barry Jackson, the Chairman of the Board, and Mr. Kevin J. Reinhart, the Interim President and Chief Executive Officer of the Company, met with Mr. Yang Hua, the Vice Chairman of CNOOC, and Mr. Fang Zhi, the President of CNOOC International Ltd., in Vancouver, B.C. At the meeting, Mr. Yang confirmed that CNOOC was interested in acquiring the Company and delivered a non-binding letter from CNOOC. The letter expressed CNOOC's strong interest in pursuing a friendly transaction to acquire the Company at a specified cash purchase price and requested that the Company enter into exclusive negotiations with CNOOC regarding the proposed transaction. The expression of interest contained in the letter was subject to CNOOC completing satisfactory due diligence and the negotiation of mutually acceptable definitive transaction documents.

        At a Board meeting by telephone held on May 18, 2012, Messrs. Jackson and Reinhart provided an overview of the meeting and reviewed the letter with the Board. After reviewing the situation with management and the Company's legal and financial advisors, the Board agreed to meet again on May 31, 2012. To prepare for this meeting, the Board instructed management and the financial advisors to present at that meeting an overview of the May 17, 2012 expression of interest and a financial assessment of the Company, including a review of the Company's business plan and potential value maximization strategies available to the Company.

        All of the directors were present in person at the Board meeting held on May 31, 2012 in Edmonton, Alberta. At the meeting, the Board received from management and the Company's financial advisors an overview of CNOOC's expression of interest as well as a financial assessment and analysis of the Company, and a review of other potential transaction parties. The analysis included a review of business strategy alternatives and alternatives to the expression of interest. After consideration of this analysis, the Board concluded that it was not in a position to provide CNOOC with exclusive access to due diligence materials based on the price specified in the expression of interest. The Board also appointed a Special Committee of the Board to, among other things, consider and make recommendations to the Board on any proposals received by the Company. The Special Committee consisted of Francis M. Saville Q.C. (Chair), William B. Berry, Thomas W. Ebbern, Thomas C. O'Neill, Victor J. Zaleschuk and S. Barry Jackson (ex officio).

        Subsequent to the May 31, 2012 Board meeting, Mr. Jackson advised representatives of CNOOC of the decision of the Board regarding the May 17, 2012 expression of interest.

        During the week of June 4, 2012 there were various communications among the Company, CNOOC, the financial advisors to the Company and the financial advisors to CNOOC, and the Special Committee met with management and the financial advisors to the Company to further review the financial assessment and analysis of the Company. On June 7, 2012, CNOOC provided the Company with a letter confirming the terms of its

May 17, 2012 letter but withdrawing its request for exclusivity and enclosing a form of confidentiality agreement. This expression of interest was also subject to CNOOC completing satisfactory due diligence and the negotiation of mutually acceptable transaction documents. After receipt of the June 7, 2012 letter, the Special Committee met several times with management and the Company's financial and legal advisors to further consider the financial assessment and analysis of the Company and to consider the Special Committee's recommendation to the Board with respect to the June 7, 2012 letter. At a telephone meeting on June 10, 2012, the Board was updated by Messrs. Jackson and Reinhart with respect to their various communications with CNOOC and reviewed with the Company's financial and legal advisors possible responses to the June 7, 2012 letter.

        The Board met again by telephone on June 13, 2012. At that meeting, the Board concluded that the current price being offered by CNOOC was not in the best interests of the Company and could not be recommended to Shareholders and management recommended that the Company make a presentation to CNOOC regarding the Company's assets and prospects in order to enable CNOOC to consider increasing its proposed purchase price for the Company. The Board accepted management's recommendation and authorized management to arrange a meeting with CNOOC for the purposes of making such a presentation.

        Following conversations between Mr. Jackson and Mr. Yang, Mr. Reinhart discussed the possibility of such a meeting with Mr. Fang on June 14, 2012 and subsequently it was agreed that a presentation would be made by the Company to senior executives of CNOOC.

        On June 18, 2012, the Company and CNOOC entered into a confidentiality agreement requiring CNOOC and its representatives to keep confidential any information provided to them by the Company.

        On June 20 and 21, 2012, management of the Company made the presentation referred to above to several of CNOOC's senior executives and advisors in Vancouver, B.C.

        On July 3, 2012, following a conversation between Mr. Fang and Mr. Reinhart, CNOOC sent to the Company a letter thanking the Company for the Vancouver presentation and expressing an interest in acquiring the Company at a higher price than the price provided in CNOOC's expression of interest letters dated May 17, 2012 and June 7, 2012; subject, once again, to CNOOC completing satisfactory due diligence and the negotiation of mutually acceptable transaction documents. On July 3, 2012, the Special Committee met by telephone with management and the Company's financial and legal advisors to review the July 3, 2012 letter. The Board considered its response to the July 3, 2012 letter at a telephone meeting held on the evening of July 4, 2012. After hearing the views of management and the Company's financial and legal advisors and the recommendation of the Special Committee, the Board determined that it would not support a transaction with CNOOC at the price specified in CNOOC's July 3, 2012 letter but would consider supporting a transaction if a higher price was offered, and authorized Mr. Jackson to communicate the Board's determination and price expectations to CNOOC. On July 5, 2012, Mr. Jackson communicated the Board's position to Mr. Yang.

        After Mr. Jackson's discussion with Mr. Yang, there were several discussions among the Company, CNOOC, the financial advisors to the Company and the financial advisors to CNOOC, and the Special Committee met several times to consider these discussions. As part of these discussions, it was agreed that Messrs. Jackson and Yang should meet.

        On July 10, 2012, Messrs. Jackson and Yang met in London, England to discuss the proposed transaction and particularly whether there was a price that CNOOC could offer that would be acceptable to the Board. Mr. Yang suggested a price higher than the price set forth in CNOOC's July 3, 2012 expression of interest and Mr. Jackson agreed that he would submit the revised price to the Board for its consideration.

        Later on July 10, 2012, the Board met by telephone to consider whether the price provided by Mr. Yang at his meeting with Mr. Jackson was sufficient to allow the Company to move forward on a possible transaction. After hearing the views of management, the recommendation of the Special Committee and views of the Company's financial and legal advisors, the Board authorized management to proceed to make due diligence material available to CNOOC and to commence negotiation of the terms of definitive transaction documents. On July 11, 2012, CNOOC submitted a further written expression of interest reflecting the revised price, which expression of interest was acknowledged in writing by Nexen. As with the prior expressions of interest, any possible transaction was conditional upon CNOOC completing satisfactory due diligence and the parties negotiating mutually agreeable transaction documents.

        The Company provided representatives of CNOOC with access to requested due diligence material commencing on July 11, 2012 and CNOOC's legal advisors delivered an initial draft of an arrangement agreement to the Company's legal advisors on July 13, 2012.

        At a regularly scheduled meeting of the Board held on July 18 and 19, 2012, in Kananaskis, Alberta, management updated the Board with respect to the progress of the negotiations and due diligence and legal counsel reviewed in detail the terms of the draft definitive transaction documents.

        From July 11, 2012 to July 22, 2012, the Company continued to provide requested diligence material to CNOOC and negotiate the terms of the definitive transaction documents. At a meeting of the Special Committee and the Board held on the evening of July 22, 2012, and after considering the advice of legal counsel and the advice and verbal Fairness Opinions of the Company's financial advisors, the Special Committee unanimously resolved to recommend to the Board that the Company enter into the Arrangement Agreement, and the Board, after considering the legal advice of counsel, the advice and verbal Fairness Opinions of the Company's financial advisors and the recommendation of the Special Committee, unanimously determined that the Arrangement was in the best interests of the Company and fair to Shareholders and Incentive Award Holders, and unanimously resolved to recommend that Shareholders vote in favour of the Arrangement.

        The transaction documents were finalized and executed early in the morning of July 23, 2012 and a press release announcing the transaction was issued prior to the opening of trading of the North American stock exchanges on which securities of the Company and CNOOC are listed and subsequent to the close of trading on the Hong Kong Stock Exchange where securities of CNOOC are also listed.

        On August 15, 2012, the Board met by telephone and approved this Information Circular and certain other procedural matters related thereto and to the Arrangement.

RECOMMENDATION OF THE BOARD OF DIRECTORS

        The Board, after consulting with its financial and legal advisors, and after careful consideration of, among other things, the Goldman Sachs Fairness Opinion and the RBC Capital Markets Fairness Opinions and the recommendation of a special committee of the Board, has unanimously determined that the Arrangement is in the best interests of the Company and that the Arrangement is fair to the Common Shareholders and to the Preferred Shareholders. Accordingly, the Board unanimously recommends that the Common Shareholders and the Preferred Shareholders vote in favour of the Arrangement Resolution and the Preferred Shareholder Resolution, respectively.

 REASONS FOR THE ARRANGEMENT

        In unanimously determining that the Arrangement is in the best interests of the Company, and recommending to Shareholders that they approve the Arrangement, the Board considered and relied upon a number of factors, including, among others, the following:

  •
  the value of the Consideration payable under the Arrangement to the Common Shareholders, which represents a premium of approximately 61% to the closing price of the Common Shares on the NYSE on July 20, 2012 and a premium of approximately 66% to the 20 trading day volume weighted average price of the Common Shares on the NYSE up to and including July 20, 2012 (being the last trading day preceding the date that the Company and the Purchaser Parties issued a press release announcing the Arrangement);

  •
  the Consideration to be paid to Shareholders pursuant to the Arrangement will be cash, which provides Shareholders with certainty of value and immediate liquidity;

  •
  the Board's assessment of the current and anticipated future opportunities and risks associated with the business, operations, assets, financial performance and condition of the Company should it continue as a stand-alone entity;

  •
  the Board's assessment of the current and anticipated future state of the credit, debt and equity markets that could be available to the Company to provide the Company with the full amount of funding it may require to finance its business and operations, including the risk that such funding may not be obtained in a reasonable time or in full or on terms satisfactory to the Company, as well as the Board's assessment of current and anticipated market conditions including commodity prices for oil, natural gas and natural gas liquids;

  •
  the value of the Consideration payable under the Arrangement to the Preferred Shareholders, having regard to the terms and conditions of the Preferred Shares, including the terms of the fixed dividend thereon and the current interest rate environment;

  •
  the treatment of Incentive Award Holders under the Arrangement;

  •
  the Goldman Sachs Fairness Opinion to the effect that, as of July 23, 2012 and based upon and subject to the assumptions, limitations and qualifications contained therein, the U.S.$27.50 per Common Share in cash to be paid to the Common Shareholders pursuant to the Arrangement was fair from a financial point of view to the Common Shareholders;

  •
  the RBC Capital Markets Fairness Opinions to the effect that, as of July 23, 2012 and based upon and subject to the assumptions, limitations and qualifications contained therein: (i) the Common Share Consideration under the Arrangement was fair from a financial point of view to the Common Shareholders, and (ii) the Preferred Share Consideration under the Arrangement was fair from a financial point of view to the Preferred Shareholders;

  •
  Common Shareholders will have an opportunity to vote on the Arrangement, which requires approval by at least 66 2/3% of the votes cast by the Common Shareholders represented at the Meeting in person or represented by proxy;

  •
  Preferred Shareholders will have an opportunity to vote on the Arrangement, which requires approval by at least 66 2/3% of the votes cast by the Preferred Shareholders represented at the Meeting in person or represented by proxy and if the requisite approval for the Arrangement is not obtained from the Preferred Shareholders, the Preferred Shares will remain outstanding in accordance with their terms;

  •
  the Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to Shareholders;

  •
  the terms and conditions of the Arrangement Agreement, including the fact that the Company's and the Purchaser Parties' representations, warranties and covenants and the conditions to completion of the Arrangement are, in the judgment of the Company, after consultation with its legal advisors, reasonable;

  •
  the likelihood that the transaction will receive the Key Regulatory Approvals under applicable Laws and on terms and conditions satisfactory to the Company and the Purchaser Parties, including the advice of its legal and other advisors in connection with such Key Regulatory Approvals;

  •
  the Purchaser Parties' obligation to complete the Arrangement is subject to a limited number of conditions, which the Board believes are reasonable under the circumstances;

  •
  the Arrangement is not subject to a financing condition;

  •
  the Board's belief that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time, with closing of the Arrangement currently expected in the fourth quarter of 2012;

  •
  the ability of the Board, in certain circumstances, to consider, accept and enter into a definitive agreement with respect to a Superior Proposal, provided that the Company pays to AcquisitionCo the Termination Fee;

  •
  the view of the Board that the Termination Fee would not preclude a third party from making a potential unsolicited Superior Proposal in respect of the Company;

  •
  the appropriateness of the Termination Fee and right to match as an inducement to the Purchaser Parties to enter into the Arrangement Agreement;

  •
  the ability of the Company to terminate the Arrangement Agreement and receive the Reverse Termination Fee from the Purchaser Parties in the event that the PRC Approvals are not received by

    January 31, 2013, subject to extensions in certain circumstances, or such later date as may be agreed upon by the Parties;

  •
  registered Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise Dissent Rights and, if ultimately successful, receive fair value for their Shares as determined by a Court;

  •
  CNOOC's commitment, credit worthiness, record of completing acquisition transactions outside of China and anticipated ability to complete the transactions contemplated by the Arrangement;

  •
  CNOOC's publicly stated commitment to environmental standards and record with respect thereto;

  •
  the terms of the Senior Notes and Subordinated Notes including the fact that the terms of the indentures do not contain provisions prohibiting a change of control of the Company;

  •
  the Arrangement Agreement is a result of arm's-length negotiations between the Company and the Purchaser Parties;

  •
  the fact that, in the Board's view, the terms of the Arrangement Agreement treat stakeholders of the Company equitably and fairly; and

  •
  the Arrangement is expected to benefit the Company, its employees and other stakeholders based upon CNOOC's plan and intention to: (i) establish Calgary as one of CNOOC's international headquarters which will manage the Company's current global portfolio and CNOOC's existing operations for North and Central America, which includes approximately $8 billion of CNOOC assets in the region; (ii) retain the Company's current management team and employees; (iii) implement and enhance the Company's planned capital expenditure program; (iv) list CNOOC's shares on the TSX; and (v) build upon the Company's existing community and charitable programs.

        The Board also considered a number of potential risks and potential negative factors relating to the Arrangement, including the following:

  •
  the risks to the Company if the Arrangement is not completed, including the costs to the Company in pursuing the Arrangement, the diversion of management's attention away from conducting the Company's business in the ordinary course and the potential impact on the Company's current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners);

  •
  the fact that following the Arrangement, the Company will no longer exist as an independent company and Common Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Company's long-term plans;

  •
  the conditions to the Purchaser Parties' obligation to complete the Arrangement and the right of the Purchaser Parties to terminate the Arrangement Agreement under certain limited circumstances;

  •
  the limitations contained in the Arrangement Agreement on the Company's ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement is terminated under certain circumstances, the Company must pay the Termination Fee to AcquisitionCo, as described under "The Arrangement Agreement — Termination Fee in Favour of AcquisitionCo"; and

  •
  the fact that the Arrangement will be a taxable transaction and, as a result, Shareholders will generally be required to pay taxes on any gains that result from their receipt of the Consideration pursuant to the Arrangement.

        The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Arrangement, the Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors. The full Board was present at the July 22, 2012 meeting of the Board at which the Arrangement was approved and the Board was unanimous in its recommendation that the Common Shareholders vote in favour of the Arrangement Resolution and the Preferred Shareholders vote in favour of the Preferred Shareholder Resolution. At a meeting of the Board held on August 15, 2012, at which, among other matters, the contents of this Information Circular were approved, the Board unanimously confirmed its approval of the Arrangement and recommendation that the Common Shareholders vote in favour of the Arrangement Resolution and the Preferred Shareholders vote in favour of the Preferred Shareholder Resolution.

        The directors and executive officers of the Company, who, as at August 14, 2012, beneficially owned or exercised control or direction over, an aggregate of 833,791 Common Shares (representing an aggregate of approximately 0.16% of the issued and outstanding Common Shares) and an aggregate of 26,600 Preferred Shares (representing an aggregate of approximately 0.33% of the issued and outstanding Preferred Shares), have advised the Company that they intend to vote their respective Shares in favour of the Arrangement.

FAIRNESS OPINIONS

        In deciding to approve the Arrangement, the Board considered, among other things, the Fairness Opinions. The Goldman Sachs Fairness Opinion states that, in the opinion of Goldman Sachs, as of July 23, 2012 and based upon and subject to the assumptions, limitations and qualifications contained therein, the U.S.$27.50 per Common Share in cash to be paid to the Common Shareholders pursuant to the Arrangement was fair from a financial point of view to the Common Shareholders. The RBC Capital Markets Fairness Opinions state that, in the opinion of RBC Capital Markets, as of July 23, 2012 and based upon and subject to the assumptions, limitations and qualifications contained therein: (i) the Common Share Consideration under the Arrangement was fair from a financial point of view to the Common Shareholders; and (ii) the Preferred Share Consideration under the Arrangement was fair from a financial point of view to the Preferred Shareholders. This summary is qualified in its entirety by reference to the full text of the Fairness Opinions. The Board urges Shareholders to read the Fairness Opinions carefully and in their entirety.

        The full text of the written Goldman Sachs Fairness Opinion dated July 23, 2012, setting out the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Goldman Sachs in connection with the Goldman Sachs Fairness Opinion, is attached as Appendix F. Goldman Sachs provided the Goldman Sachs Fairness Opinion solely for the information and assistance of the Board in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, information circular or any other document, except in accordance with Goldman Sachs' prior written consent. The Goldman Sachs Fairness Opinion is not a recommendation as to how any Common Shareholder should vote with respect to the Arrangement or any other matter.

        The full text of the written RBC Capital Markets Fairness Opinions dated July 23, 2012, setting out the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by RBC Capital Markets in connection with the RBC Capital Markets Fairness Opinions, is attached as Appendix G. RBC Capital Markets provided the RBC Capital Markets Fairness Opinions for the use of the Board in connection with its consideration of the Arrangement, and the RBC Capital Markets Fairness Opinions may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC Capital Markets. The RBC Capital Markets Fairness Opinions are not a recommendation as to how any Common Shareholder or Preferred Shareholder should vote with respect to the Arrangement or any other matter.

        Goldman Sachs was engaged by the Company as a financial advisor to provide the Board with various financial advisory services, including advice and assistance in evaluating the Arrangement. Pursuant to the terms of its engagement with the Company, Goldman Sachs is to be paid a fee for its services as financial advisor. A portion of the fees payable to Goldman Sachs is conditional upon the closing of the Arrangement. The Company has also agreed to indemnify Goldman Sachs in certain circumstances.

        RBC Capital Markets was engaged by the Company as a financial advisor to provide the Board with financial advisory services in connection with the Arrangement, including advice and assistance in evaluating the Arrangement. Pursuant to the terms of its engagement with the Company, RBC Capital Markets is to be paid a fee for its services as financial advisor, including fees that are contingent on completion of the Arrangement or certain other events. The Company has also agreed to reimburse RBC Capital Markets for its reasonable out-of-pocket expenses and to indemnify RBC Capital Markets in certain circumstances.

 THE ARRANGEMENT

Summary of the Arrangement

        The following is a summary only of certain of the material terms of the Plan of Arrangement and is qualified in its entirety by the full text of the Plan of Arrangement attached as Appendix D to this Information Circular.

        The Company entered into the Arrangement Agreement with CNOOC and AcquisitionCo on July 23, 2012. A copy of the Arrangement Agreement is attached as Appendix C to this Information Circular. The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to which, among other things, the following transactions will occur:

  •
  Common Shareholders (other than dissenting Common Shareholders) will receive, for each Common Share held, U.S.$27.50 in cash, without interest; and

  •
  subject to the requisite approval of the Preferred Shareholder Resolution by the Preferred Shareholders, Preferred Shareholders (other than dissenting Preferred Shareholders) will receive, for each Preferred Share held, Cdn.$26.00 in cash (together with an amount equal to all accrued and unpaid dividends up to, but excluding, the Effective Date), without interest.

        Under the Arrangement, each TOP and STAR, whether vested or unvested, will be cancelled and the holder will receive a cash payment representing the amount (if any) by which U.S.$27.50 (or the Canadian equivalent, as applicable) exceeds the relevant exercise price of such TOP or STAR, less applicable withholdings. In addition, each DSU and RSU, whether vested or unvested, will be cancelled and the holder will receive a cash payment of U.S.$27.50 (or the Canadian equivalent, as applicable) in cash for each such security, less applicable withholdings.

        It is anticipated that all of the current members of the Board will resign effective as of the Effective Date and CNOOC will fill the vacancies created by such resignations.

        The Arrangement Resolution approving the Arrangement must be approved by at least 66 2/3% of the votes cast by the Common Shareholders, present in person or represented by proxy, at the Meeting.

        Approval of the Preferred Shareholders will also be sought at the Meeting to allow the Preferred Shares to participate in the Arrangement in the manner described above. The Preferred Shareholders will vote on the Arrangement as a separate class, and participation in the Arrangement by the Preferred Shares will require the approval of at least 66 2/3% of the votes cast by the Preferred Shareholders present in person or represented by proxy at the Meeting. However, closing of the Arrangement is not conditioned upon approval by the Preferred Shareholders and if the requisite approval of the Preferred Shareholders is not obtained, the Preferred Shares will be excluded from the Arrangement and will remain outstanding following the Effective Time. If Preferred Shareholder Approval is not obtained prior to the Final Order, the Plan of Arrangement, attached hereto as Appendix D, shall be amended to exclude the Preferred Shares under the Plan of Arrangement and matters ancillary thereto (including, for greater certainty, to remove Dissent Rights in favour of the Preferred Shareholders).

        See "The Arrangement Agreement".

Arrangement Steps

        The following summarizes the steps that will occur under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived. The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Appendix D to this Information Circular.

        Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

Shareholder Rights Plan

1.
The Shareholder Rights Plan shall be terminated and all SRP Rights issued pursuant to the Shareholder Rights Plan shall be cancelled without any payment in respect thereof.

Incentive Awards

2.
Each TOP outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the TOPs Plan, shall be deemed to be unconditionally vested and exercisable, and such TOP shall, without any further action by or on behalf of a holder of TOPs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount (if any) by which:

(a)
the Common Share Consideration, in respect of each TOP with an exercise price denominated in U.S. dollars; or

(b)
the Canadian Equivalent of the Common Share Consideration in respect of each TOP with an exercise price denominated in Canadian dollars,

  exceeds the exercise price of such TOP, in each case, less applicable withholdings, and such TOP shall immediately be cancelled and, for greater certainty, where such amount is a negative, neither the Company nor AcquisitionCo shall be obligated to pay the holder of such TOP any amount in respect of such TOP.

3.
Each DSU or RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the DSU Plan 1, the DSU Plan 2 or the RSU Plan, as applicable, shall, without any further action by or on behalf of a holder of DSUs or RSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for:

(a)
a cash payment from the Company equal to the Common Share Consideration, in respect of each DSU or RSU denominated in U.S. dollars; or

(b)
a cash payment from the Company equal to the Canadian Equivalent of the Common Share Consideration, in respect of each DSU or RSU denominated in Canadian dollars,

  in each case, less applicable withholdings, and each such DSU or RSU shall immediately be cancelled.

4.
Each STAR outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the STARs Plan, shall, without any further action by or on behalf of a holder of STARs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount (if any) by which:

(a)
the Common Share Consideration, in respect of each STAR with an exercise price denominated in U.S. dollars; or

(b)
the Canadian Equivalent of the Common Share Consideration in respect of each STAR with an exercise price denominated in Canadian dollars,

  exceeds the exercise price of such STAR, in each case, less applicable withholdings, and such STAR shall immediately be cancelled and, for greater certainty, where such amount is a negative, neither the Company nor AcquisitionCo shall be obligated to pay the holder of such STAR any amount in respect of such STAR.

5.
Furthermore:

(a)
each holder of TOPs, DSUs, RSUs or STARs shall cease to be a holder of such TOPs, DSUs, RSUs or STARs;

(b)
such holder's name shall be removed from each applicable register;

  (c)
  the TOPs Plan, the DSU Plan 1, the DSU Plan 2, the RSU Plan and the STARs Plan and all agreements relating to the TOPs, DSUs, RSUs and STARs shall be terminated and shall be of no further force and effect; and

  (d)
  such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Items 2, 3 and 4 above and at the time and in the manner specified in Items 2, 3 and 4 above.

Dissenting Shareholders

6.
Each of the Common Shares or Preferred Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to AcquisitionCo (free and clear of all liens), and:

(a)
such Dissenting Shareholders shall cease to be the holders of such Common Shares or Preferred Shares, as applicable, and to have any rights as holders of such Common Shares or Preferred Shares, as applicable, other than the right to be paid fair value for such Common Shares or Preferred Shares, as applicable, as determined and as set out in section 3.1 of the Plan of Arrangement;

(b)
such Dissenting Shareholders' names shall be removed as the holders of such Common Shares or Preferred Shares, as applicable, from the registers of Common Shares and Preferred Shares, as applicable, maintained by or on behalf of the Company; and

(c)
AcquisitionCo shall be deemed to be the transferee of such Common Shares and Preferred Shares, as applicable, free and clear of all liens, and shall be entered in the registers of Common Shares and Preferred Shares, as applicable, maintained by or on behalf of the Company.

Common Shares

7.
Each Common Share outstanding immediately prior to the Effective Time, other than Common Shares held by a Dissenting Shareholder who has validly exercised such holder's Dissent Right, shall, without any further action by or on behalf of a holder of Common Shares, be deemed to be assigned and transferred by the holder thereof to AcquisitionCo (free and clear of all liens) in exchange for the applicable Consideration for each Common Share held, and:

(a)
the holders of such Common Shares shall cease to be the holders thereof and to have any rights as holders of such Common Shares other than the right to be paid the Common Share Consideration in accordance with the Plan of Arrangement;

(b)
such holders' names shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(c)
AcquisitionCo shall be deemed to be the transferee of such Common Shares (free and clear of all liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

Preferred Shares

8.
Simultaneously with Item 7 above, and subject to obtaining the Preferred Shareholder Approval, each Preferred Share outstanding immediately prior to the Effective Time, other than Preferred Shares held by a Dissenting Shareholder who has validly exercised such holder's Dissent Right, shall, without any further action by or on behalf of a holder of Preferred Shares, be deemed to be assigned and transferred by the holder thereof to AcquisitionCo (free and clear of all liens) in exchange for the applicable Consideration for each Preferred Share held, and:

(a)
the holders of such Preferred Shares shall cease to be the holders thereof and to have any rights as holders of such Preferred Shares other than the right to be paid the Preferred Share Consideration in accordance with the Plan of Arrangement;

  (b)
  such holders' names shall be removed from the register of the Preferred Shares maintained by or on behalf of the Company; and

  (c)
  AcquisitionCo shall be deemed to be the transferee of such Preferred Shares (free and clear of all liens) and shall be entered in the register of the Preferred Shares maintained by or on behalf of the Company.

        If the Preferred Shareholder Approval is not obtained, the step described in Item 8 above shall not occur, and the Preferred Shareholders will not be entitled to any payment of fair value upon exercise of Dissent Rights as described in Item 6 above, with the result that all Preferred Shares will remain outstanding following the Effective Time. Furthermore, the Parties shall amend the Plan of Arrangement to exclude the Preferred Shares under the Plan of Arrangement and matters ancillary thereto (including, for greater certainty, to remove Dissent Rights in favour of the Preferred Shareholders), which amended Plan of Arrangement shall be submitted to the Court for the Final Order.

Adjustment to Consideration

        If, on or after July 23, 2012, the Company sets a record date for any dividend or other distribution on the Common Shares or the Preferred Shares (other than Permitted Dividends) that is prior to the Effective Time or the Company pays any dividend or other distribution on the Common Shares or Preferred Shares (other than Permitted Dividends) prior to the Effective Time: (i) to the extent that the amount of such dividends or distributions per Common Share or Preferred Share, as applicable, does not exceed the Common Share Consideration or the Preferred Share Consideration, as applicable, the Common Share Consideration or the Preferred Share Consideration, as applicable, shall be reduced by the amount of such dividends or distributions, as applicable; and (ii) to the extent that the amount of such dividends or distributions per Common Share or Preferred Share, as applicable, exceeds the Common Share Consideration or the Preferred Share Consideration, as applicable, such excess amount shall be placed in escrow for the account of AcquisitionCo or another person designated by AcquisitionCo.

Interests of Directors and Executive Officers in the Arrangement

        The directors and executive officers of the Company may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Shareholders. These interests include those described below. The Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by Shareholders.

Common Shares and Preferred Shares

        As at August 14, 2012, the directors and executive officers of the Company and their associates beneficially owned, controlled or directed, directly or indirectly, an aggregate of 833,791 Common Shares and 26,600 Preferred Shares. No director or executive officer of the Company and his or her associate beneficially owned, controlled or directed, directly or indirectly, more than 1% of either the Common Shares or Preferred Shares.

        All of the Shares held by such directors and executive officers of the Company and their associates will be treated in the same fashion under the Arrangement as Shares held by all other Shareholders.

Incentive Awards

DSUs

        As at August 14, 2012, the directors of the Company were entitled to an aggregate of 726,143 DSUs granted pursuant to the DSU Plan 1 and the DSU Plan 2. Only non-executive directors of the Company are eligible to participate in the DSU Plan 1 and the DSU Plan 2. Under the terms of each such plan, directors may redeem their DSUs for the fair market value of such DSUs (determined by reference to the price of Common Shares upon termination of their services with the Company. As determined by the Board and pursuant to the Arrangement (and conditional upon the Arrangement being completed), as of the Effective Time, the holders of the outstanding DSUs shall be entitled to receive a cash payment in respect of each DSU as contemplated in the

Arrangement, and such DSUs shall be cancelled and be of no further force and effect. Accordingly, at closing of the Arrangement, each director will be entitled to receive U.S.$27.50 (or the Canadian Equivalent of the Common Share Consideration in respect of DSUs denominated in Canadian dollars) for each DSU owned as at the Effective Time, less applicable withholdings. If the Arrangement is completed, the directors of the Company would receive, in exchange for all DSUs that the directors were entitled to as at August 14, 2012, an aggregate of approximately U.S.$19.97 million or, based on the Bank of Canada noon rate of exchange for the conversion of U.S. dollars into Canadian dollars as at August 14, 2012, an aggregate of approximately Cdn.$19.79 million (in each case, inclusive of the estimated amount for DSUs earned and owing to certain of such directors as fees for meetings relating to the Arrangement and other matters held between April and July 2012 and for which the grant of DSUs was deferred to October 2012). Upon completion of the Arrangement, the directors will also receive payment for any additional DSUs which may be granted as dividend equivalents pursuant to the terms of the DSU Plan 1 and DSU Plan 2 for any dividends paid by the Company after the date hereof and prior to the closing of the Arrangement.

TOPs

        As at August 14, 2012, the executive officers of the Company owned an aggregate of 3,025,854 TOPs granted pursuant to the TOPs Plan. None of the non-executive directors of the Company hold any TOPs. Under the terms of the TOPs Plan, vested TOPs are exercisable for one Common Share (for each TOP held by an eligible participant) or can be surrendered for cash payments. The Arrangement constitutes a "change of control" for the purposes of the TOPs Plan and, if completed, would result in the acceleration of all unvested TOPs in accordance with the terms of such plan. As determined by the Board and pursuant to the Plan of Arrangement (and conditional upon the Arrangement being completed), as of the Effective Time, all of the outstanding TOPs shall be deemed to be fully vested (including those TOPs issued with performance vesting conditions). At the Effective Time, the holders of "in-the-money" TOPs (i.e. TOPs with the exercise price of less than U.S.$27.50) shall be entitled to receive a cash payment in respect of each TOP held as contemplated in the Arrangement, and such TOPs shall be cancelled and be of no further force and effect. Accordingly, at closing of the Arrangement, each executive officer will receive an amount equal to the difference between U.S.$27.50 (or the Canadian Equivalent of the Common Share Consideration in respect of TOPs with an exercise price denominated in Canadian dollars) and the applicable exercise price for each TOP held as at the Effective Time, less applicable withholdings. If the Arrangement is completed, the executive officers of the Company would receive, in exchange for all TOPs held by them as at August 14, 2012, an aggregate of approximately U.S.$17.16 million or, based on the Bank of Canada noon rate of exchange for the conversion of U.S. dollars into Canadian dollars as at August 14, 2012, an aggregate of approximately Cdn.$17.01 million.

STARs

        As at August 14, 2012, the executive officers of the Company held an aggregate of 155,194 STARs granted pursuant to the STARs Plan. None of the directors of the Company hold any STARs. Under the terms of the STARs Plan, each STARs award entitles the holder to a cash payment equal to the appreciation in the Common Share price between the date of the grant of such award and the exercise date. The Arrangement constitutes a "change of control" for the purposes of the STARs Plan and would result, upon a determination of the Board, in the acceleration of all unvested STARs in accordance with the terms of the STARs Plan. As determined by the Board and pursuant to the Plan of Arrangement (and conditional upon the Arrangement being completed), as of the Effective Time, all of the outstanding STARs shall be deemed to be fully vested (including those STARs issued with performance vesting conditions). At the Effective Time, the holders of STARs shall be entitled to receive a cash payment in respect of each STARs award held as contemplated in the Arrangement, and such STARs shall be cancelled and be of no further force and effect. Accordingly, at closing of the Arrangement, each executive officer will receive an amount equal to the difference between U.S.$27.50 (or the Canadian Equivalent of the Common Share Consideration in respect of STARs with an exercise price denominated in Canadian dollars) and the applicable exercise price for each STARs award held as at the Effective Time, less applicable withholdings. If the Arrangement is completed, the executive officers of the Company would receive, in exchange for all STARs held by them as at August 14, 2012, an aggregate of approximately U.S.$0.753 million or, based on the Bank of Canada noon rate of exchange for the conversion of U.S. dollars into Canadian dollars as at August 14, 2012, an aggregate of approximately Cdn.$0.746 million.

RSUs

        As at August 14, 2012, the executive officers of the Company held an aggregate of 504,162 RSUs granted pursuant to the RSU Plan. None of the directors of the Company hold any RSUs. Under the terms of the RSU Plan, each RSU award entitles the holder to a cash payment on the vesting date equal to the 20-day volume-weighted average closing price of the Common Shares on the TSX or the NYSE (as specified in each particular RSU award). The Arrangement constitutes a "change of control" for the purposes of the RSU Plan and would result, upon a determination of the Board, in the acceleration of all unvested RSUs in accordance with the terms of such plan. As determined by the Board and pursuant to the Plan of Arrangement (and conditional upon the Arrangement being completed), as of the Effective Time, all of the outstanding RSUs shall be deemed to be fully vested (including those RSUs issued with performance vesting conditions). At the Effective Time, the holders of RSUs shall be entitled to receive a cash payment in respect of each RSU held as contemplated in the Arrangement, and such RSUs shall be cancelled and be of no further force and effect. Accordingly, at closing of the Arrangement, each executive officer will receive an amount equal to U.S.$27.50 (or the Canadian Equivalent of the Common Share Consideration in respect of RSUs denominated in Canadian dollars) for each RSU held as at the Effective Time, less applicable withholdings. If the Arrangement is completed, the executive officers of the Company would receive, in exchange for all RSUs held by them as at August 14, 2012, an aggregate of approximately U.S.$13.86 million or, based on the Bank of Canada noon rate of exchange for the conversion of U.S. dollars into Canadian dollars as at August 14, 2012, an aggregate of approximately Cdn.$13.74 million. Until completion of the Arrangement, RSUs will continue to vest in accordance with their terms and any amounts paid in respect of such RSUs will not form part of the payments to be made upon completion of the Arrangement, including 24,665 RSUs (estimated at approximately Cdn.$0.629 million) held by executive officers of the Company which will vest and be paid out in accordance with their original terms in October 2012 if the Arrangement is not completed before the applicable vesting date. Upon completion of the Arrangement, the executive officers of the Company will also receive payment for any additional RSUs which may be granted as dividend equivalents pursuant to the terms of the RSU Plan after the date hereof and prior to the closing of the Arrangement.

        Pursuant to the Arrangement Agreement and notwithstanding the foregoing, in respect of the TOPs and RSUs issued to certain executive officers pursuant to the Company's Executive Officer Retention Program, the cash payments in respect to such TOPs and RSUs will only be made to holders thereof in accordance with the original three-year payment and other provisions of such retention program.

Change of Control Agreements

        The Company has entered into change of control agreements with each of its executive officers, being Kevin J. Reinhart (Interim President and Chief Executive Officer), Una M. Power (Interim Chief Financial Officer and Senior Vice President, Corporate Planning and Business Development), Catherine J. Hughes (Executive Vice President, International Oil and Gas), James T. Arnold (Senior Vice President, Oil Sands), Kim D. McKenzie (Vice President and Chief Information Officer), Kevin J. McLachlan (Vice President, Global Exploration), Quinn E. Wilson (Vice President, Human Resources and Corporate Services), Brendon T. Muller (Controller and Vice President, Insurance) and J. Michael Backus (Treasurer), including, in the case of each of Ronald W. Bailey (Senior Vice President, Natural Gas Canada and Operational Services and Technology) and Alan O'Brien (Senior Vice President, General Counsel and Secretary), employment agreements with change of control provisions (collectively, the "Change of Control Agreements").

        The Change of Control Agreements do not provide for any additional compensation to be paid to the executive officers of the Company solely as a result of a change of control, such as the Arrangement. However, the Change of Control Agreements provide for compensation in the event of subsequent termination of employment (including constructive dismissal as a result of inconsistent duties, reduced salary, relocation and changes in compensation) within 12 months following a change of control. In such circumstances, each of the executive officers is entitled to a lump sum payment equal to the aggregate of: 24 months' (the "Severance Period") of his or her monthly base salary, his or her annual bonus paid at target for the Severance Period, an amount equal to 13% of his or her annual base salary (in lieu of medical, dental and life insurance coverage and reasonable estimate of other employee benefits and perquisites during the Severance Period); incremental service for pension relating to such individual's salary and annual incentive targets for the Severance Period;

monthly car allowance for the Severance Period; 6% of the executive officer's base salary, representing contributions to the Company's savings plan during the Severance Period; the value of financial counseling services and security monitoring services during the Severance Period.

        CNOOC has not requested any resignations from the executive officers of the Company as at the date of this Information Circular and has expressed its intention to retain all of the current executive officers of the Company following the completion of the Arrangement.

Special Transition Bonus Programs

        Pursuant to the Arrangement Agreement, the Company may, prior to the closing of the Arrangement, institute special bonus programs in connection with the Arrangement and, if instituted, such bonuses may be payable to certain executive officers of the Company. As of the date hereof, neither the Board nor any committee thereof has authorized any payments in connection with any such special bonus programs to any of the executive officers of the Company.

Cash Payments to Directors and Executive Officers of the Company Pursuant to Incentive Awards and Change of Control Agreements and Shareholdings of Directors and Executive Officers of the Company

        Other than in respect of DSUs, no non-executive directors of the Company will receive any payment as a result of the proposed Arrangement, except with respect to Common Shares and/or Preferred Shares beneficially owned by such directors, which amounts will be paid on the same terms as all other Shareholders.

        The chart below sets out for each director and executive officer of the Company: (i) the number of Common Shares and Preferred Shares beneficially owned by such director and executive officer and his or her associates and affiliates; and (ii) the amount of cash payable pursuant to the Arrangement for Incentive Awards held by each executive officer and director of the Company. Except for any bonuses that may be payable to certain executive officers of the Company pursuant to the special bonus programs described above, if the Arrangement is completed, the executive officers of the Company will not be entitled to receive any additional compensation solely as a result of the change of control of the Company.

Name and Municipality of Residence	Position with the Company	Common Shares Held(1)	Preferred Shares Held(1)	Cash Payment under the Arrangement with respect to Incentive Awards(2)(3) (Cdn.$)
Directors
S. Barry Jackson Calgary, Alberta, Canada	Chair and Director	72,000	—	2,813,285
William B. Berry Houston, Texas, United States	Director	10,000	—	601,647
Robert G. Bertram, O.C. Aurora, Ontario, Canada	Director	18,000	—	1,101,106
Thomas W. Ebbern Calgary, Alberta, Canada	Director	3,000	—	257,188
Kevin J. Jenkins Windsor, Berkshire, United Kingdom	Director	12,814	—	2,271,822
The Hon. A. Anne McLellan, P.C., O.C. Edmonton, Alberta, Canada	Director	300	—	1,516,667
Eric P. Newell, O.C. Edmonton, Alberta, Canada	Director	12,000	—	2,677,007

Name and Municipality of Residence	Position with the Company	Common Shares Held(1)	Preferred Shares Held(1)	Cash Payment under the Arrangement with respect to Incentive Awards(2)(3) (Cdn.$)
Thomas C. O'Neill Toronto, Ontario, Canada	Director	16,000	—	2,228,094
Francis M. Saville, Q.C. Calgary, Alberta, Canada	Director	119,864	—	2,233,898
Arthur R.A. Scace, C.M., Q.C. Toronto, Ontario, Canada	Director	5,600	—	376,843
John M. Willson Vancouver, British Columbia, Canada	Director	6,485	—	2,199,248
Victor J. Zaleschuk Calgary, Alberta, Canada	Director	204,374	—	1,518,853
Executive Officers
Kevin J. Reinhart Calgary, Alberta, Canada	Director, Interim President and Chief Executive Officer	119,483	12,000	6,494,904
Una M. Power Calgary, Alberta, Canada	Interim Chief Financial Officer and Senior Vice President, Corporate Planning and Business Development	50,367	8,000	3,684,551
Catherine J. Hughes Calgary, Alberta, Canada	Executive Vice President, International Oil and Gas	32,623	—	4,126,432
James T. Arnold Calgary, Alberta, Canada	Senior Vice President, Oil Sands	36,447	4,000	4,136,461
Ronald W. Bailey Calgary, Alberta, Canada	Senior Vice President, Natural Gas Canada and Operational Services and Technology	28,186	—	2,205,989
Alan O'Brien Calgary, Alberta, Canada	Senior Vice President, General Counsel and Secretary	5,791	—	2,135,915
Kim D. McKenzie Calgary, Alberta, Canada	Vice President and Chief Information Officer	16,524	—	877,345
Kevin J. McLachlan Calgary, Alberta, Canada	Vice President, Global Exploration	25,093	—	2,773,040
Quinn E. Wilson Calgary, Alberta, Canada	Vice President, Human Resources and Corporate Services	4,730	—	2,141,159

Name and Municipality of Residence	Position with the Company	Common Shares Held(1)	Preferred Shares Held(1)	Cash Payment under the Arrangement with respect to Incentive Awards(2)(3) (Cdn.$)
Brendon T. Muller Calgary, Alberta, Canada	Controller and Vice President, Insurance	14,775	600	1,626,901
J. Michael Backus Calgary, Alberta, Canada	Treasurer	19,335	2,000	1,301,499

Total:		833,791	26,600	51,298,852

Notes:

(1)
As at August 14, 2012.

(2)
For non-executive directors of the Company, cash payments are in respect to DSUs as at August 14, 2012. For executive officers of the Company, cash payments are in respect to TOPs, STARs and RSUs, as applicable, as at August 14, 2012 and include: (a) TOPs and RSUs in respect of which cash payments will be made in accordance with the original three-year payment and other provisions of the Company's Executive Officer Retention Program; and (b) RSUs that will vest in October 2012 in accordance with their original vesting terms if the Arrangement is not completed before the applicable vesting date. See "Incentive Awards" above. The amounts in U.S. dollars, where applicable, are converted into Canadian currency based on the Bank of Canada noon exchange rate on August 14, 2012 of U.S.$1.00 = Cdn$0.9914.

(3)
Amounts are inclusive of the estimated amount for DSUs earned and owing to certain directors as fees for meetings relating to the Arrangement and other matters held between April and July 2012 and for which the grant of DSUs was deferred to October 2012. Upon completion of the Arrangement, the directors and executive officers of the Company will also receive payment for any additional DSUs and RSUs which may be granted as dividend equivalents pursuant to the terms of the RSU Plan, the DSU Plan 1 and the DSU Plan 2 after the date hereof and prior to the closing of the Arrangement. Until completion of the Arrangement, RSUs will continue to vest in accordance with their terms and any amounts paid in respect of such RSUs will not form part of the payments to be made upon completion of the Arrangement, including 24,665 RSUs (estimated at approximately Cdn.$0.629 million) held by executive officers of the Company which will vest and be paid out in accordance with their original terms in October 2012 if the Arrangement is not completed before the applicable vesting date.

Continuing Insurance Coverage for Directors and Executive Officers of the Company

        The Arrangement Agreement provides that, prior to the Effective Date, the Company shall purchase customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. The Arrangement Agreement also provides that CNOOC will, or will cause the Company to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date.

Sources of Funds for the Arrangement

        AcquisitionCo is expected to pay an aggregate amount of approximately Cdn.$14.66 billion (with the aggregate Common Share Consideration converted into Canadian currency based on the Bank of Canada noon exchange rate on August 14, 2012 of U.S.$1.00 = Cdn.$0.9914) to acquire all of the outstanding Common Shares and Preferred Shares, assuming that no Shareholders validly exercise their Dissent Rights. This amount will be reduced by approximately Cdn.$208 million if the Preferred Shares do not participate in the Arrangement as a result of the failure to obtain the Preferred Shareholder Approval.

        The Purchaser Parties have represented and warranted to the Company that AcquisitionCo shall have sufficient funds available to satisfy the aggregate Consideration payable pursuant to the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement and to satisfy all other obligations payable as a result of the transactions contemplated by the Arrangement Agreement.

Stock Exchange Delisting

        It is expected that the Common Shares will be delisted from the TSX and the NYSE following the completion of the Arrangement. In addition, to the extent the Preferred Shares participate in the Arrangement, it is expected that the Preferred Shares will be delisted from the TSX following the completion of the Arrangement. If the Preferred Shares are not acquired pursuant to the Arrangement, it is expected that the Preferred Shares will remain listed for trading on the TSX.

        Furthermore, it is expected that, following the completion of the Arrangement, the Subordinated Notes will continue to be listed and traded on the TSX and the NYSE.

Procedure for the Arrangement Becoming Effective

        The Arrangement is proposed to be carried out pursuant to section 192 of the CBCA. The following procedural steps must be taken for the Arrangement to become effective:

  (a)
  the Arrangement must be approved by the Common Shareholders;

  (b)
  the Court must grant the Final Order approving the Arrangement;

  (c)
  all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

  (d)
  the Final Order and Articles of Arrangement in the form prescribed by the CBCA must be sent to the Director.

Shareholder Approvals

        At the Meeting, pursuant to the Interim Order, the Common Shareholders will be asked to approve the Arrangement Resolution. Each Common Shareholder shall be entitled to vote on the Arrangement Resolution, with the Common Shareholders entitled to one vote per Common Share. The requisite approval for the Arrangement Resolution is at least 66 2/3% of the votes cast on the Arrangement Resolution by the Common Shareholders, present in person or represented by proxy, at the Meeting. The Arrangement Resolution must receive Common Shareholder Approval in order for the Company to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order.

        Approval of the Preferred Shareholders will also be sought at the Meeting to allow the Preferred Shares to participate in the Arrangement in the manner described above. The Preferred Shareholders will vote on the Arrangement as a separate class, and participation in the Arrangement by the Preferred Shares will require the approval of at least 66 2/3% of the votes cast by the Preferred Shareholders present in person or represented by proxy at the Meeting. However, closing of the Arrangement is not conditioned upon approval by the Preferred Shareholders and if the requisite approval of the Preferred Shareholders is not obtained, the Preferred Shares will be excluded from the Arrangement and will remain outstanding following the Effective Time. If Preferred Shareholder Approval is not obtained prior to the Final Order, the Plan of Arrangement, attached hereto as Appendix D, shall be amended to exclude the Preferred Shares under the Plan of Arrangement and matters ancillary thereto (including, for greater certainty, to remove Dissent Rights in favour of the Preferred Shareholders).

        For information with respect to the procedures for Shareholders to follow to receive their consideration pursuant to the Arrangement, see "Procedures for the Surrender of Common Shares, Preferred Shares and Receipt of Consideration".

        See also "The Arrangement" and "General Proxy Matters — Procedure and Votes Required".

Court Approval

Interim Order

        On August 16, 2012, the Court granted the Interim Order directing the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix E to this Information Circular.

Final Order

        The CBCA provides that a plan of arrangement requires court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by the Common Shareholders at the Meeting in the manner required by the Interim Order, the Company will make an application to the Court for the Final Order.

        The application for the Final Order approving the Arrangement is scheduled for September 20, 2012 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Calgary Courts Centre, 601 - 5th Street S.W., Calgary, Alberta. At the hearing, any Common Shareholder or Preferred Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon the Company a Notice of Intention to Appear together with any evidence or materials that such party intends to present to the Court on or before 5:00 p.m. (Calgary time) on September 13, 2012. Service of such notice shall be effected by service upon the solicitors for the Company: Blake, Cassels & Graydon LLP, Suite 3500, Bankers Hall East Tower, 855 - 2nd Street S.W., Calgary, Alberta T2P 4J8, Attention: David Tupper. See the Notice of Originating Application accompanying this Information Circular.

        The Company has been advised by its counsel, Blake, Cassels & Graydon LLP, that the Court has broad discretion under the CBCA when making orders with respect to plans of arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.

        Depending upon the nature of any required amendments, the Company and/or CNOOC may determine not to proceed with the Arrangement.

Timing

        If the Meeting is held as scheduled and is not adjourned or postponed and Common Shareholder Approval is obtained, the Company will apply for the Final Order approving the Arrangement. Subject to receipt of the Final Order in form and substance satisfactory to the Company and the Purchaser Parties, and satisfaction or waiver of all other conditions set forth in the Arrangement Agreement, including the receipt of all required Regulatory Approvals, the Company expects the Effective Date to occur in the fourth quarter of 2012. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including the failure to obtain all Key Regulatory Approvals in the anticipated time frames.

        A Shareholder may attend the Meeting in person or may be represented by proxy. Both registered Shareholders who are unable to attend the Meeting and registered Shareholders planning to attend the Meeting, are encouraged to complete, sign, date, and return the accompanying applicable form of proxy (printed on yellow paper for the Common Shareholders and printed on blue paper for the Preferred Shareholders) so that such Shareholder's Shares can be voted at the Meeting (or at any adjournments or postponements thereof) in accordance with such Shareholder's instructions. To be effective, the enclosed proxy must be received by CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., Proxy Dept., P.O. Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department by mail or by fax at 1-866-781-3111 (Canada and United States) or 416-368-2502 (outside North America), no later than 8:00 a.m. (Calgary time) on September 18, 2012 or at least 48 hours (other than a Saturday, Sunday or holiday) prior to the time set for any adjournment or postponement of the Meeting. Registered Shareholders may also use the internet site at www.proxypush.ca/nxy to transmit their voting instructions. The time limit for the deposit of proxies may be waived by the Chairman of the Meeting at his discretion, without notice.

        Non-registered Shareholders who hold their Common Shares or Preferred Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, should carefully follow the instructions of their intermediary to ensure that their Common Shares or Preferred Shares, as applicable, are voted at the Meeting in accordance with their instructions. See Appendix H hereto "Voting Information" for additional information.

        The Arrangement will become effective upon the sending to the Director of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Director.

Expenses

        The estimated fees, costs and expenses of the Company in connection with the Arrangement contemplated herein including, without limitation, financial advisors' fees, filing fees, legal and accounting fees, proxy solicitation fees and printing and mailing costs, but excluding payments made by the Company pursuant to the Arrangement in respect of the outstanding Incentive Awards, are anticipated to be approximately Cdn.$81.7 million, based on certain assumptions.

THE ARRANGEMENT AGREEMENT

        The following is a summary only of the material terms of the Arrangement Agreement, including the Plan of Arrangement and is qualified in its entirety by the full text of the Arrangement Agreement including the Plan of Arrangement. Shareholders are urged to read the Arrangement Agreement including the Plan of Arrangement in its entirety. A copy of the Arrangement Agreement and Plan of Arrangement is attached as Appendix C and D to this Information Circular, respectively.

Mutual Covenants Regarding the Arrangement

        Each of the Parties has given usual and customary mutual covenants for an agreement of the nature of the Arrangement Agreement, including a mutual covenant to use all of their respective commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to their respective obligations under the Arrangement Agreement, to co-operate with the other Party in connection with the Arrangement Agreement and to take all other action, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Arrangement.

Covenants of CNOOC and AcquisitionCo

        CNOOC and AcquisitionCo have given, in favour of the Company, usual and customary covenants for an agreement of the nature of the Arrangement Agreement, including: a covenant to ensure that the Purchaser Parties have available funds to pay the Reverse Termination Fee; a covenant to use their reasonable best efforts to obtain and maintain the Regulatory Approvals, including the Key Regulatory Approvals; a covenant to oppose any injunction, restraining or other order seeking to adversely affect the consummation of the Arrangement; and a covenant to defend any proceedings to which CNOOC and AcquisitionCo are a party or brought against them or their respective directors or officers challenging the Arrangement or the Arrangement Agreement.

Purchaser Guarantee

        Pursuant to the Arrangement Agreement, CNOOC unconditionally and irrevocably guaranteed the due and punctual performance by AcquisitionCo of AcquisitionCo's obligations under the Arrangement Agreement. CNOOC agreed that the Company shall not have to proceed first against AcquisitionCo in respect of any such matter before exercising its rights under the guarantee against CNOOC and agreed to be liable for all guaranteed obligations as if it were the principal obligor of such obligations.

Covenants of the Company

        The Company has given, in favour of CNOOC and AcquisitionCo, usual and customary covenants for an agreement of the nature of the Arrangement Agreement, including: a covenant to carry on business in the ordinary course of business consistent with past practice between the date of the Arrangement Agreement and the earlier of the Effective Time and the time that the Arrangement Agreement is terminated; covenants not to undertake certain actions without prior written consent of CNOOC and AcquisitionCo; a covenant to use its reasonable best efforts to obtain and maintain the Regulatory Approvals, including the Key Regulatory Approvals; a covenant to use, subject to certain conditions, all commercially reasonable efforts to effect any pre-closing reorganizations of the Company's business, operations and assets as AcquisitionCo may request, acting reasonably; a covenant to oppose any injunction, restraining or other order seeking to adversely affect the consummation of the Arrangement; and a covenant to defend any proceedings to which the Company is a party or brought against the Company or its directors or officers challenging the Arrangement or the Arrangement Agreement.

Covenants of the Company Regarding Non-Solicitation

        The Company has provided certain non-solicitation covenants (the "Non-Solicitation Covenants") in favour of the Purchaser Parties, as set forth below.

1.
Except as expressly provided in the Arrangement Agreement, the Company and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of the Company or of any of its Subsidiaries (collectively, "Representatives"), or otherwise, and shall not permit any such person to:

(a)
solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary of the Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)
enter into or otherwise engage or participate in any discussions or negotiations with any person (other than CNOOC and AcquisitionCo) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)
withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, the recommendation of the Board that the Shareholders vote in favour of the Arrangement Resolution and the Preferred Shareholder Resolution, as applicable (the "Board Recommendation");

(d)
accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five business days will not be considered to be in violation of the Non-Solicitation Covenants provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five business day period (or in the event that the Meeting is scheduled to occur within such five business day period, prior to the third business day prior to the date of the Meeting)); or

(e)
accept or enter into (other than a confidentiality agreement permitted by and in accordance with the Non-Solicitation Covenants) or publicly propose to accept or enter into any agreement, understanding or arrangements in respect of an Acquisition Proposal.

2.
The Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of the Arrangement Agreement with any person (other than CNOOC and AcquisitionCo) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, the Company will:

(a)
immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of the Company or of any of its Subsidiaries; and

(b)
within two business days, request, and exercise all rights it has to require: (i) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any person; and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its Subsidiaries, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

3.
The Company covenants and agrees: (i) that it shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or any of its Subsidiaries is a party; and (ii) that neither the Company, nor any of its Subsidiaries or any of their respective Representatives will, without the prior written consent of AcquisitionCo (which may be withheld or delayed in AcquisitionCo's sole and absolute discretion), release any person from, or waive, amend, suspend or otherwise modify such person's obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or any of its Subsidiaries is a party, nor will they waive the application of the Shareholder Rights Plan in favour of any third party.

4.
If the Company or any of its Subsidiaries or any of their respective Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any Subsidiary, the Company shall immediately notify AcquisitionCo, at first orally, and then promptly and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide AcquisitionCo with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such person. The Company shall keep AcquisitionCo fully informed on a current basis of the status of developments and (to the extent permitted by Items 5 below) negotiations with respect to any Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to AcquisitionCo copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to the Company by or on behalf of any person making any such Acquisition Proposal, inquiry, proposal, offer or request.

5.
Notwithstanding Items 1, 2 and 3 above, if at any time prior to obtaining the approval of the Common Shareholders of the Arrangement Resolution, the Company receives a written Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

(a)
the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal;

(b)
such person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company or any of its Subsidiaries;

(c)
the Company has been, and continues to be, in compliance with its obligations under the non-solicitation provisions of the Arrangement Agreement;

(d)
prior to providing any such copies, access, or disclosure, the Company enters into a confidentiality and standstill agreement with such person substantially in the same form as the confidentiality and standstill agreement entered into by the Company and CNOOC and any such copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to AcquisitionCo; and

  (e)
  the Company promptly provides AcquisitionCo with:

  (i)
  two business days prior written notice stating the Company's intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and

  (ii)
  prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Item 5(d) above.

6.
If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Common Shareholders, the Board may, subject to compliance with the Arrangement Agreement, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)
the person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction;

(b)
the Company has been, and continues to be, in compliance with its obligations under the non-solicitation provisions of the Arrangement Agreement;

(c)
the Company has delivered to AcquisitionCo a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the "Superior Proposal Notice");

(d)
the Company has provided AcquisitionCo a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to the Company in connection therewith;

(e)
at least four business days (the "Matching Period") have elapsed from the date that is the later of the date on which AcquisitionCo received the Superior Proposal Notice and the date on which AcquisitionCo received all of the materials set forth in Item 6(d) above;

(f)
during any Matching Period, AcquisitionCo has had the opportunity (but not the obligation), in accordance with Item 7 below, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)
after the Matching Period, the Board: (i) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by AcquisitionCo under Item 7 below); and (ii) has determined in good faith, after consultation with its outside legal counsel, that the failure by the Board to recommend that the Company enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

(h)
prior to or concurrently with entering into such definitive agreement the Company terminates the Arrangement Agreement pursuant to its terms and pays the Termination Fee.

7.
During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Board shall review any offer made by AcquisitionCo under Item 6(f) above to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with AcquisitionCo to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable AcquisitionCo to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise AcquisitionCo and the Company and AcquisitionCo shall amend the Arrangement Agreement to reflect such offer made by

  AcquisitionCo, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

8.
Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the securityholders of the Company or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement, and AcquisitionCo shall be afforded a new four business day Matching Period from the later of the date on which AcquisitionCo received the Superior Proposal Notice and the date on which AcquisitionCo received all of the materials set forth in Item 6(d) above with respect to the new Superior Proposal from the Company.

Representations and Warranties

        Each of the Company, CNOOC and AcquisitionCo made certain customary representations and warranties in the Arrangement Agreement, including representations and warranties related to their due organization and qualification and authorization to enter into the Arrangement Agreement and carry out its obligations thereunder. In addition, the Company, CNOOC and AcquisitionCo have each made certain representations and warranties particular to such Party including, in the case of the Company, representations and warranties in respect of the Company's business, operations and assets. CNOOC and AcquisitionCo have represented and warranted to the Company that sufficient funds are available to pay the aggregate Consideration payable by AcquisitionCo pursuant to the Arrangement and the Arrangement Agreement.

        The representations and warranties made by the Company and the Purchaser Parties were made by and to the Company and the Purchaser Parties, as applicable, for the purposes of the Arrangement Agreement (and not to other parties such as Shareholders) and are subject to qualifications and limitations agreed to by the Company and the Purchaser Parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to Shareholders, or may have been used for the purpose of allocating risk between the Parties instead of establishing such matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Information Circular, may have changed since the date of the Arrangement Agreement.

Conditions of Closing

Mutual Conditions

        The Arrangement Agreement provides that the respective obligations of the Parties to complete the Arrangement are subject to the fulfillment of the following conditions on or before the Effective Time:

1.
the Arrangement Resolution has been approved and adopted by the Common Shareholders at the Meeting in accordance with the Interim Order.

2.
the Interim Order and the Final Order have each been obtained on terms consistent with the Arrangement Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or AcquisitionCo, each acting reasonably, on appeal or otherwise.

3.
each of the Key Regulatory Approvals has been made, given or obtained on terms acceptable to the Company and CNOOC and AcquisitionCo, each acting reasonably (and, in the case of CNOOC and AcquisitionCo, subject to compliance with the standard for acceptable terms established under the Arrangement Agreement), and each such Key Regulatory Approval is in force and has not been modified.

4.
no Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company, CNOOC or AcquisitionCo from consummating the Arrangement.

5.
the Articles of Arrangement to be sent to the Director in accordance with the Arrangement Agreement shall be in a form and content satisfactory to the Company and AcquisitionCo, each acting reasonably.

6.
there is no action or proceeding (whether, for greater certainty, by a Governmental Entity or any other person) pending or threatened in Canada, the United States or the United Kingdom that is reasonably likely to:

(a)
cease trade, enjoin or prohibit CNOOC's or AcquisitionCo's ability to acquire, hold, or exercise full rights of ownership over, any Common Shares, including the right to vote the Common Shares;

(b)
prohibit the Arrangement, or the ownership or operation by CNOOC or AcquisitionCo of any material portion of the business or assets of the Company and its Subsidiaries (taken as a whole) or, except as a consequence of the Regulatory Approvals (for greater certainty, without derogating from the rights of CNOOC or AcquisitionCo under Item 3 above or Item 3 under "Additional Conditions Precedent to the Obligations of AcquisitionCo" below, compel CNOOC or AcquisitionCo to dispose of or hold separate any material portion of the business or assets of the Company and its Subsidiaries (taken as a whole) as a result of the Arrangement; or

(c)
materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect.

Additional Conditions Precedent to the Obligations of AcquisitionCo

        The Arrangement Agreement provides that the obligations of AcquisitionCo to complete the Arrangement are subject to the fulfillment of a number of additional conditions, each of which is for the benefit of AcquisitionCo:

1.
the representations and warranties of the Company set forth in the Arrangement Agreement were true and correct as of the date of the Arrangement Agreement and are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect (and, for this purpose, any reference to "material", "Material Adverse Effect" or other concepts of materiality in such representations and warranties shall be ignored); and the representations and warranties of the Company set forth in Paragraphs (1), (2), (3), (5)(a) and (b), (6), (8) and (47) of Schedule E to the Arrangement Agreement were true and correct as of the date of the Arrangement Agreement and are true and correct as of the Effective Time: (A) to the extent qualified by "Material Adverse Effect", in all respects; and (B) in all other cases, in all material respects (and, for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored) in each case, except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date; and the Company has delivered a certificate confirming same to AcquisitionCo, executed by two senior officers of the Company (in each case without personal liability) addressed to AcquisitionCo and dated the Effective Date.

2.
the Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Company has delivered a certificate confirming same to AcquisitionCo, executed by two senior officers of the Company (in each case without personal liability) addressed to AcquisitionCo and dated the Effective Date.

3.
all Regulatory Approvals (other than the Key Regulatory Approvals) and all other third party consents, waivers, permits, orders and approvals (other than any such items required pursuant to The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited) that are necessary, proper or advisable to consummate the transactions contemplated by the Arrangement Agreement and the failure of which to obtain, individually or in the aggregate: (i) would be reasonably expected to have a Material Adverse Effect (excluding, in respect of Regulatory Approvals, clause (h)(i) of the definition of Material Adverse Effect in the Arrangement Agreement) or to be material and adverse to CNOOC and AcquisitionCo; or (ii) would reasonably be expected to materially impede or delay the completion of the Arrangement, shall have been obtained or received on terms that are acceptable to AcquisitionCo, acting reasonably (and, in respect of Regulatory Approvals, subject to compliance with the standard for acceptable terms established under the Arrangement Agreement).

4.
Dissent Rights have not been exercised with respect to more than 5% of the issued and outstanding Common Shares.

5.
there shall not have been or occurred a Material Adverse Effect.

Additional Conditions Precedent to the Obligations of the Company

        The Arrangement Agreement provides that the obligations of the Company to complete the Arrangement are subject to the fulfillment of a number of additional conditions, each of which is for the benefit of the Company:

1.
the representations and warranties of CNOOC and AcquisitionCo set forth in the Arrangement Agreement which are qualified by references to materiality were true and correct as of the date of the Arrangement Agreement and are true and correct as of the Effective Time in all respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) and all other representations and warranties of CNOOC and AcquisitionCo set forth in the Arrangement Agreement were true and correct as of the date of the Arrangement Agreement and are true and correct as of the Effective Time in all material respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), in each case, except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not materially impede the completion of the Arrangement; and each of CNOOC and AcquisitionCo has delivered a certificate confirming same to the Company, executed by two senior officers of CNOOC and AcquisitionCo (in each case without personal liability) addressed to the Company and dated the Effective Date.

2.
CNOOC and AcquisitionCo have fulfilled or complied in all material respects with each of the covenants of CNOOC and AcquisitionCo contained in the Arrangement Agreement to be fulfilled or complied with by them on or prior to the Effective Time, except where the failure to comply with such covenants, individually or in the aggregate, would not materially impede completion of the Arrangement, and each of CNOOC and AcquisitionCo has delivered a certificate confirming same to the Company, executed by two senior officers of CNOOC and AcquisitionCo (in each case without personal liability) addressed to the Company and dated the Effective Date.

Termination of Arrangement Agreement

        The Arrangement Agreement may be terminated in the following circumstances by:

1.
the mutual written agreement of the Parties; or

2.
either the Company, CNOOC or AcquisitionCo if:

(a)
the Arrangement Resolution is not approved by the Common Shareholders at the Meeting in accordance with the Interim Order;

(b)
after the date of the Arrangement Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company, CNOOC or AcquisitionCo from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate the Arrangement Agreement pursuant to this Item 2(b) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(c)
the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate the Arrangement Agreement pursuant to this Item 2(c) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; or

3.
the Company if:

(a)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of CNOOC or AcquisitionCo under the Arrangement Agreement occurs that would cause any condition in Item 1 or 2 under "Additional Conditions Precedent to the Obligations of the Company" not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of the Arrangement Agreement; provided that any "wilful breach" (such term defined as a material breach that is a consequence of any act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of the Arrangement Agreement) shall be deemed to be incapable of being cured and the Company is not then in breach of the Arrangement Agreement so as to cause any condition in Item 1 or 2 under "Additional Conditions Precedent to the Obligations of AcquisitionCo" in the Arrangement Agreement not to be satisfied; or

(b)
prior to the approval by the Common Shareholders of the Arrangement Resolution, the Board authorizes the Company to enter into a written agreement (other than a confidentiality agreement permitted by and entered into in accordance with the Arrangement Agreement) with respect to a Superior Proposal, provided the Company is then in compliance with the Non-Solicitation Covenants and that prior to or concurrent with such termination the Company pays the Termination Fee; or

4.
CNOOC or AcquisitionCo if:

(a)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under the Arrangement Agreement occurs that would cause any condition in Item 1 or 2 under "Additional Conditions Precedent to the Obligations of AcquisitionCo" not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of the Arrangement Agreement; provided that any wilful breach shall be deemed to be incapable of being cured and each of CNOOC and AcquisitionCo is not then in breach of the Arrangement Agreement so as to cause any condition in Item 1 or 2 under "Additional Conditions Precedent to the Obligations of the Company" in the Arrangement Agreement not to be satisfied;

(b)
(A) the Board or any committee of the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the Board Recommendation; (B) the Board or any committee of the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five business days (or beyond the third business day prior to the date of the Meeting, if sooner); (C) the Board or any committee of the Board accepts or enters into (other than a confidentiality agreement permitted by and in accordance with the Arrangement Agreement) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal; (D) the Board or any committee of the Board fails to publicly reaffirm the Board Recommendation within five business days after having been requested in writing by AcquisitionCo to do so (or in the event that the Meeting is scheduled to occur within such five business day period, prior to the third business day prior to the date of the Meeting); or (E) the Company breaches the non-solicitation covenants in Article 5 of the Arrangement Agreement in any material respect;

(c)
the condition set forth in Item 4 under "Additional Conditions Precedent to the Obligations of AcquisitionCo" is not capable of being satisfied by the Outside Date; or

(d)
there has occurred a Material Adverse Effect.

        In the event of termination the Arrangement Agreement shall forthwith become void and of no further force or effect without liability of any Party to any other Party to the Arrangement Agreement, except as expressly provided in the Arrangement Agreement.

Termination Fee in Favour of AcquisitionCo

        The Arrangement Agreement specifies that, notwithstanding any other provision in the Arrangement Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, the Company shall pay AcquisitionCo a termination fee of U.S.$425 million (the "Termination Fee"), as liquidated damages, upon termination of the Arrangement Agreement:

1.
by CNOOC or AcquisitionCo pursuant to Item 4(b) under "Termination of Arrangement Agreement" above;

2.
by the Company pursuant to Item 3(b) under "Termination of Arrangement Agreement" above;

3.
by the Company or CNOOC or AcquisitionCo pursuant to Item 2(a) or Item 2(c) above, or by CNOOC or AcquisitionCo pursuant to Item 4(a) (due to willful breach or fraud), all under "Termination of Arrangement Agreement" above where:

(a)
prior to such termination, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any Person (other than CNOOC and AcquisitionCo) or any person (other than CNOOC and AcquisitionCo) shall have publicly announced an intention to make an Acquisition Proposal; and

(b)
within 365 days following the date of such termination: (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in Item 3(a) above) is consummated or effected; or (B) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in Item 3(a) above) and such Acquisition Proposal is later consummated or effected (whether or not such Acquisition Proposal is later consummated or effected within 365 days after such termination).

        For the purposes of the discussion above, the term "Acquisition Proposal" has the meaning described under "Glossary of Terms" in this Information Circular, except that references to "20% or more" are deemed to be references to "50% or more".

Termination Fee in Favour of the Company

        The Arrangement Agreement specifies that, notwithstanding any other provision therein relating to the payment of fees and expenses, in the event the Arrangement Agreement is terminated by CNOOC or AcquisitionCo pursuant to Item 2(b) under "Termination of Arrangement Agreement" above, or by any Party pursuant to Item 2(c) under "Termination of Arrangement Agreement" above, in each case, as a result of a condition in Item 3, 4 or 6 under "Conditions of Closing — Mutual Conditions" above, as applicable, not being satisfied solely as a result of the PRC Approvals having not been obtained, the Purchaser Parties shall pay the Company a termination fee in the amount of U.S.$425 million, as liquidated damages (the "Reverse Termination Fee").

Amendment

        Pursuant to the Arrangement Agreement, the Arrangement Agreement and the Plan of Arrangement may, before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation: (i) change the time for performance of any of the obligations or acts of the Parties; (ii) modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement; (iii) modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and/or (iv) modify any mutual conditions contained in the Arrangement Agreement.

        If Preferred Shareholder Approval is not obtained prior to the Final Order, the Plan of Arrangement, attached hereto as Appendix D hereto, shall be amended to exclude the Preferred Shares under the Plan of Arrangement and matters ancillary thereto (including, for greater certainty, the Dissent Rights in favour of the Preferred Shareholders).

 PRINCIPAL LEGAL MATTERS

Court Approval and Completion of the Arrangement

        An arrangement under the CBCA requires court approval. See "The Arrangement — Procedure for the Arrangement Becoming Effective — Court Approval".

        Assuming that the Final Order is granted, and that the other conditions set forth in the Arrangement Agreement are satisfied or waived by the Party or Parties for whose benefit they exist, then the Articles of Arrangement will be sent to the Director to give effect to the Arrangement and all other arrangements and documents necessary to complete the Arrangement will be delivered as soon as reasonably practicable thereafter. Subject to receipt of the Final Order in form and substance satisfactory to the Company and the Purchaser Parties, and satisfaction or waiver of all other conditions set forth in the Arrangement Agreement, including the receipt of all required Regulatory Approvals, the Company expects the Effective Date to occur in the fourth quarter of 2012.

Canadian Securities Law Matters

        The Company is a reporting issuer (or its equivalent) in all provinces of Canada and, accordingly, is subject to applicable Securities Laws of such provinces. In addition, the securities regulatory authorities in the Provinces of Ontario and Québec have adopted MI 61-101 which regulates transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations.

        The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction. In assessing whether the Arrangement could be considered to be a "business combination" for the purposes of MI 61-101, the Company reviewed all benefits or payments which related parties of the Company are entitled to receive, directly or indirectly, as a consequence of the Arrangement to determine whether any constituted a "collateral benefit". For these purposes, the only related parties of the Company that are entitled to receive a benefit, directly or indirectly, as a consequence the Arrangement are the directors and executive officers of the Company.

        Each of the executive officers and directors of the Company holds Incentive Awards. If the Arrangement is completed, the vesting of all Incentive Awards is to be accelerated and such executive officers and directors are to receive cash payments in respect thereof at the Effective Time. Certain executive officers of the Company may also be entitled to participate in the Company's transition bonus programs in connection with the Arrangement. See "The Arrangement — Interests of Directors and Executive Officers in the Arrangement" for detailed information regarding the benefits and other payments to be received by each of the directors and executive officers of the Company in connection with the Arrangement.

        Following disclosure by each of the directors and executive officers to the Board of the number of Shares held by them and the benefits or payments that they expect to receive pursuant to the Arrangement, the Board has determined that the aforementioned benefits or payments fall within an exception to the definition of "collateral benefit" for the purposes of MI 61-101, since the benefits are received solely in connection with the related parties' services as employees or directors of the Company or of any affiliated entities of the Company, are not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related parties for their Shares, and are not conditional on the related parties supporting the Arrangement in any manner, and at the time of the entering into of the Arrangement Agreement, none of the related parties entitled to receive the benefits exercised control or direction over, or beneficially owned, more than 1% of the outstanding Common Shares or of the outstanding Preferred Shares, as calculated in accordance with MI 61-101. Accordingly, such benefits are not "collateral benefits" for the purposes of MI 61-101 and the Arrangement does not constitute a "business combination" for the purposes of MI 61-101.

Regulatory Approvals

        The following is a summary of the principal Regulatory Approvals required to complete the Arrangement.

ICA Approval

        Subject to limited exemptions, the direct acquisition of control of a Canadian business by a non-Canadian that exceeds a financial threshold prescribed under Part IV of the Investment Canada Act (a "Reviewable Transaction") is subject to review. In the case of a Reviewable Transaction, a non-Canadian investor must submit an application to the Director of Investments under the Investment Canada Act (an "Application for Review") seeking approval of the Reviewable Transaction and cannot complete the transaction until the transaction has been reviewed by the Minister responsible for the Investment Canada Act (the "Minister") and the Minister is satisfied or is deemed to be satisfied that the transaction is likely to be of net benefit to Canada (the "net benefit ruling"). The submission of the Application for Review triggers an initial review period of up to 45 days. If the Minister has not completed the review by that date, the Minister may unilaterally extend the review period for up to a further 30 days or such further period agreed to by the non-Canadian investor and the Minister.

        In determining whether to issue a net benefit ruling, the Minister is required to consider, among other things, the Application for Review and any written undertakings offered by the non-Canadian investor to Her Majesty in right of Canada. The prescribed factors that the Minister must consider when determining whether to issue a net benefit ruling include, among other things, the effect of the investment on economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), on participation by Canadians in the acquired business, on productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada, and the compatibility of the investment with national and provincial industrial, economic and cultural policies, as well as the contribution of the investment to Canada's ability to compete in world markets. Furthermore, the Minister has published guidelines (the Guidelines — Investment by state-owned enterprises — Net benefit assessment) (the "SOE Guidelines") that apply to Reviewable Transactions by non-Canadian state-owned enterprises ("SOEs"). For the purposes of the SOE Guidelines, an SOE is an enterprise that is owned or controlled directly or indirectly by a foreign government. According to the SOE Guidelines, when determining whether to issue a net benefit ruling, the Minister will assess the corporate governance and reporting structure of the non-Canadian SOE as well as whether the Canadian business will continue to have the ability to operate on a commercial basis.

        If, following his review, the Minister is not satisfied or deemed to be satisfied that the Reviewable Transaction is likely to be of net benefit to Canada, the Minister is required to send a notice to that effect to the non-Canadian investor, advising the non-Canadian investor of its right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to by the non-Canadian investor and the Minister. Within a reasonable period of time after receiving any such additional representations and proposed written undertakings, the Minister must send a notice to the non-Canadian investor stating either that the Minister is satisfied that the investment is likely to be of net benefit to Canada, in which case the transaction may be completed, or confirming that the Minister is not satisfied that the investment is likely to be of net benefit to Canada, in which case the completion of the transaction is prohibited.

        In addition, under Part IV.1 of the Investment Canada Act, certain investments by non-Canadians which include Reviewable Transactions can be made subject to review on grounds that the investment could be injurious to national security. Specifically, in the case of a Reviewable Transaction, a non-Canadian investor cannot complete its investment where it has received, within the prescribed period, notice from the Minister that the investment may be or will be subject to review by the Governor in Council (the federal Cabinet) on grounds that the investment could be injurious to national security. Where such a notice has been received, a non-Canadian investor cannot complete its investment until either it has received: (i) a notice from the Minister stating that no order for a review will be made; (ii) a notice from the Minister that an order for a national security review of the transaction has been made and stating that no further action will be taken; or (iii) after an order for a national security review has been made and the review has been completed, a notice by the Governor in Council authorizing the transaction to proceed, with or without conditions and subject to any written undertakings provided to Her Majesty in right of Canada. In the case of a Reviewable Transaction, a national security review can be required at any time from when the Minister first becomes aware of the investment up to 45 days after an Application for Review has been submitted (plus an additional 5 days for a notice to be transmitted). Where a national security review is ordered, the net benefit ruling determination is suspended until the national security review has been completed, provided that the Governor in Council has not prohibited the transaction on grounds that it is advisable to do so for purposes of protecting national security.

        CNOOC, which is a non-Canadian investor that qualifies as a SOE under the SOE Guidelines, is acquiring control of the Company, a Canadian business, under and for the purposes of the Investment Canada Act. Accordingly, as the relevant financial threshold is exceeded, the Arrangement is a Reviewable Transaction. CNOOC expects to file an Application for Review shortly after the date of this Information Circular to commence the Minister's review of the Arrangement.

Competition Act Approval

        Part IX of the Competition Act requires that the parties to certain classes of transactions provide prescribed information to the Commissioner of Competition where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies ("Notifiable Transactions").

        Subject to certain limited exemptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act (a "Notification") to the Commissioner of Competition and the applicable waiting period has expired or been terminated early by the Commissioner of Competition.

        The waiting period is 30 days after the day on which the parties to the Notifiable Transaction have both submitted their respective Notifications. The parties are entitled to complete their Notifiable Transaction at the end of the 30-day period, unless the Commissioner of Competition notifies the parties, pursuant to Subsection 114(2) of the Competition Act, that the Commissioner of Competition requires additional information that is relevant to the Commissioner of Competition's assessment of the Notifiable Transaction (a "Supplementary Information Request"). In the event that the Commissioner of Competition provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time.

        A Notifiable Transaction may be completed before the end of the applicable waiting period if the Commissioner of Competition notifies the parties that she does not, at that time, intend to challenge the transaction by making an application under section 92 of the Competition Act (a "No Action Letter"). In such a case, the Commissioner of Competition will reserve the right to challenge the transaction before the Competition Tribunal at any time within one year of the transaction being completed. Alternatively, or in addition to filing a Notification, the parties to a Notifiable Transaction may apply to the Commissioner of Competition under Subsection 102(1) of the Competition Act for an advance ruling certificate (an "ARC") formally confirming that the Commissioner of Competition is satisfied that she does not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act to prohibit the completion of the transaction. Upon the issuance of an ARC, the parties to a Notifiable Transaction are legally entitled to complete their transaction.

        Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner of Competition can apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that, subject to certain exceptions, the Commissioner of Competition did not issue an ARC in respect of the merger. On application by the Commissioner of Competition under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of the assets or shares acquired; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner of Competition, the Competition Tribunal may order a person to take any other action. The Competition Tribunal is prohibited from issuing a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will not offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made.

        The Arrangement is a Notifiable Transaction. CNOOC and the Company expect to each file their respective Notification, and the Parties intend to submit a request to the Commissioner for an ARC or, in the alternative, a No Action Letter, shortly after the date of this Information Circular to commence the Commissioner of Competition's review of the Arrangement.

PRC Approvals

        Completion of the Arrangement is also conditional upon obtaining the PRC Approvals. The principal PRC Approval is that of the National Development and Reform Commission in China. There may be additional PRC Approvals required to be obtained from Governmental Entities in China, which may include those required from the Ministry of Commerce and the State Administration of Foreign Exchange in China, and any other required approvals to be obtained from Governmental Entities of China, in order for the Purchaser to complete the transactions contemplated by the Arrangement Agreement.

        A Reverse Termination Fee of U.S.$425 million will be payable by the Purchaser Parties to the Company in the event the Arrangement Agreement is terminated solely as a result of the PRC Approvals having not been obtained.

Exon-Florio Approval

        Completion of the Arrangement is also conditional upon a satisfactory outcome to U.S. government review of the acquisition of control over the Company's U.S. operations by CNOOC under the Exon-Florio Amendment. Under the Exon-Florio Amendment, the President of the United States has the power to block the acquisition of control over a U.S. business by a foreign person where deemed to be necessary to protect U.S. national security interests, and CFIUS may impose conditions in connection with reviewing and clearing such a foreign acquisition of a U.S. person. The parties intend to submit a joint notification to CFIUS under the Exon-Florio Amendment with respect to the U.S. operations of the Company. Once the filing is accepted, CFIUS will commence a 30-day review of the transaction, at the end of which CFIUS must either clear the transaction or initiate a 45-day formal investigation. If a formal investigation is launched, CFIUS either clears the transaction at the close of the investigation period or refers the transaction to the President for decision, unless the parties withdraw the Exon-Florio filing (with the ability to resubmit the filing to CFIUS). In the rare case in which CFIUS refers a transaction to the President, he has 15 days in which to make a decision as to whether to exercise his blocking powers under the Exon-Florio Amendment. Under the terms of the Arrangement Agreement, either CNOOC or the Company may decline to complete the Arrangement absent the receipt of Exon-Florio Approval on terms that are acceptable to such party acting reasonably, subject to compliance with the standard for acceptable terms established under the Arrangement Agreement.

HSR Approval

        Under the HSR Act, certain transactions may not be completed until each party has filed a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (the "DOJ") and with the U.S. Federal Trade Commission (the "FTC") and applicable waiting period requirements have been satisfied. The transactions contemplated by the Arrangement Agreement are subject to the HSR Act.

        CNOOC and the Company expect to file the requisite Notification and Report Forms shortly after the date of this Information Circular. The applicable waiting period will expire 30 days after such filing, unless earlier terminated by the FTC or the DOJ or unless the FTC or the DOJ issues a request for additional information and documentary material (a "Second Request") prior to that time. If within the 30-day waiting period, the FTC or the DOJ were to issue a Second Request, the waiting period with respect to the Arrangement would be extended until 30 days following substantial compliance with the Second Request unless the FTC or the DOJ terminates the waiting period prior to its expiration. The expiration or termination of the waiting period does not bar the FTC or the DOJ from subsequently challenging the Arrangement.

European Union Approvals

European Union ("EU") / European Free Trade Association ("EFTA") and member states

        Completion of the Arrangement is also conditional upon any approval of the EU/EFTA or a EU/EFTA National State required to consummate the Agreement and any regulatory approval in respect of the United Kingdom ("UK") to the extent that any Governmental Entity has jurisdiction to review the transaction.

        Notification must be provided, and pre-Closing clearance must be obtained from the European Commission if relevant turnover thresholds under the EU Merger Regulation are met or if the European Commission otherwise has jurisdiction. In the event that the European Commission does not have jurisdiction under the EU Merger Regulation, it may be necessary or appropriate for pre-Closing notification to be made and merger control clearance to be obtained from certain individual EU/EFTA Member States. The precise jurisdictional position is currently being examined.

        CNOOC will be seeking the customary letter of comfort from the UK Department of Energy and Climate Change ("DECC") to the effect that DECC does not intend to revoke any of the UK petroleum licences held by the Company's Subsidiaries following the change in control pursuant to the Arrangement Agreement.

Other Regulatory Conditions or Approvals

        The question of whether regulatory filings and/or approvals are required in other jurisdictions prior to completion of the Arrangement is currently being examined. It is a condition precedent to the implementation of the Arrangement in favour of CNOOC and AcquisitionCo, that all Regulatory Approvals (other than the Key Regulatory Approvals) and all other third party consents, waivers, permits, orders and approvals (other than any such items required pursuant to The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited) that are necessary, proper or advisable to consummate the Arrangement and the failure of which to obtain, individually or in the aggregate: (i) would be reasonably expected to have a Material Adverse Effect (excluding, in respect of Regulatory Approvals, clause (h)(i) of the definition of Material Adverse Effect in the Arrangement Agreement) or to be material and adverse to CNOOC and AcquisitionCo; or (ii) would reasonably be expected to materially impede or delay the completion of the Arrangement, are obtained or received on terms that are acceptable to AcquisitionCo, acting reasonably (and, in respect of Regulatory Approvals, subject to compliance with the standard for acceptable terms established under the Arrangement Agreement). See "The Arrangement Agreement — Conditions of Closing — Additional Conditions Precedent to the Obligations of AcquisitionCo".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Blake, Cassels & Graydon LLP, Canadian counsel to the Company, the following summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, holds its Shares as capital property, deals at arm's length with the Company and the Purchaser Parties, and is not affiliated with the Company or the Purchaser Parties. Generally, the Shares will be capital property to a Shareholder unless the Shares are held or were acquired in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Shareholders who are residents of Canada for purposes of the Tax Act and whose Shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Shares and every other "Canadian security" (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

        This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Regulations") and counsel's understanding of the current administrative policies and assessing practices published in writing by the Canada Revenue Agency prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary. This summary assumes that the Common Shares and Preferred Shares will be listed on the TSX at the time that the Shares are acquired by AcquisitionCo pursuant to the Arrangement (the "Acquisition Time").

        This summary is not applicable to a Shareholder (a) that is, for the purposes of certain rules in the Tax Act applicable to securities held by financial institutions, a "financial institution" (as defined in the Tax Act), (b) an interest in which is a "tax shelter investment" (as defined in the Tax Act), or (c) who reports its "Canadian tax results" within the meaning of section 261 of the Tax Act in a currency other than Canadian currency. Such Shareholders should consult their own tax advisors with respect to their particular circumstances.

        This summary does not describe the tax consequences to holders of Common Shares issued in 2010 that qualify as "flow-through shares" under the Tax Act, TOPs, RSUs, DSUs or STARs in respect of any payment made pursuant to the Arrangement in respect of such flow-through shares, TOPs, RSUs, DSUs or STARs, and does not describe all of the tax consequences relevant to a Shareholder who acquired Shares that are "flow-through shares" or Shares on the exercise of TOPs.

        This summary is not, and is not intended to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of the Arrangement having regard to their own particular circumstances.

Currency Translation

        In general, amounts relevant to the computation of income under the Tax Act are reported in Canadian dollars. Any amount that is expressed or denominated in a currency other than Canadian dollars, including adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the exchange rate prevailing on the date each such amount arises.

Shareholders Resident in Canada

        The following portion of this summary is generally applicable to a holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is resident or deemed to be resident in Canada (a "Resident Shareholder").

Disposition of Shares

        Generally, a Resident Shareholder who disposes of Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount by which the cash received by the Resident Shareholder under the Arrangement exceeds (or is less than) the aggregate of the adjusted cost base of the Shares to the Resident Shareholder and any reasonable costs of disposition.

        Generally, a Resident Shareholder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by the Resident Shareholder in the year. A Resident Shareholder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the 3 preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Shareholder in such years, to the extent and in the circumstances described in the Tax Act.

        The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of a Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Shareholders to whom these rules may apply should consult their own tax advisors.

        A Resident Shareholder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on its "aggregate investment income", which is defined to include an amount in respect of taxable capital gains.

        Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. Resident Shareholders should consult their own advisors with respect to the potential application of alternative minimum tax.

Dissenting Shareholders

        A Resident Shareholder who validly exercises Dissent Rights (a "Resident Dissenting Shareholder") will be deemed to transfer such holder's Shares to AcquisitionCo in exchange for payment of the fair value of such Shares. In general, a Resident Dissenting Shareholder will realize a capital gain (or capital loss) equal to the amount by which the cash received in respect of the fair value of the holder's Shares (other than in respect of interest awarded by a court) exceeds (or is less than) the adjusted cost base of such Shares and any reasonable costs of disposition. See "Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Disposition of Shares" above. Interest awarded by a court to a Resident Dissenting Shareholder is required to be included in the holder's income for the purposes of the Tax Act.

Shareholders Not Resident in Canada

        The following portion of this summary is applicable to a holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not and has not been a resident or deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold, Shares in connection with carrying on a business in Canada (a "Non-Resident Shareholder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Shareholders should consult their own tax advisors.

Disposition of Shares

        A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Shares under the Arrangement unless the Shares are "taxable Canadian property" (within the meaning of the Tax Act) to the Non-Resident Shareholder at the Acquisition Time and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty.

        Generally, provided that the Shares are listed on a designated stock exchange (which currently includes the TSX) at the Acquisition Time, the Shares will not be taxable Canadian property to a Non-Resident Shareholder at that time unless:

  •
  the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the Company at any time during the 60 month period that ends at the Acquisition Time, and

  •
  at such time, more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of the following properties:

  (i)
  real or immovable property situated in Canada,

  (ii)
  Canadian resource properties,

  (iii)
  timber resource properties, and

  (iv)
  options in respect of, or interests in, or for civil law rights in, property described in any of subparagraphs (i) to (iii), whether or not the property exists.

        Notwithstanding the foregoing, Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

        Even if Shares are considered to be taxable Canadian property of a Non-Resident Shareholder, the Non-Resident Shareholder may be exempt from tax under the Tax Act on any gain on the disposition of Shares if the Shares constitute "treaty protected property". Shares owned by a Non-Resident Shareholder will generally be treaty protected property if the gain from the disposition of such Shares would, because of an applicable income tax treaty, be exempt from tax under the Tax Act.

        In the event that the Shares constitute taxable Canadian property but not treaty protected property to a non-Resident Shareholder, then the tax consequences described above under "Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Disposition of Shares" will generally apply. Non-Resident Shareholders should consult their own tax advisors regarding any Canadian reporting requirement arising from this transaction.

Dissenting Shareholders

        A Non-Resident Shareholder who validly exercises Dissent Rights (a "Non-Resident Dissenting Shareholder") will be deemed to transfer such Shareholder's Shares to AcquisitionCo in exchange for payment of the fair value of such Shares. A Non-Resident Dissenting Shareholder may realize a capital gain (or capital loss) equal to the amount by which the cash received in respect of the fair value of the holder's Shares (other than in respect of interest awarded by a court) exceeds (or is less than) the aggregate of the adjusted cost base and any reasonable cost of disposition. The taxation of capital gains and losses is described above under "Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada — Disposition of Shares". The amount of any interest awarded by a court to a Non-Resident Dissenting Shareholder will not be subject to Canadian withholding tax.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain U.S. federal income tax considerations arising from the Arrangement that are applicable to a U.S. Holder (as defined below) of Shares that holds such Shares as a capital asset within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to a U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Moreover, this summary is not binding on the Internal Revenue Service (the "IRS") or the U.S. courts, and no assurance can be provided that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a U.S. court if so challenged. The Company has not requested, and does not intend to request, a ruling from the IRS or an opinion from legal counsel regarding any of the U.S. federal income tax consequences of the Arrangement. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

        TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, U.S. HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE; (B) THIS SUMMARY WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS DOCUMENT; AND (C) EACH U.S. HOLDER SHOULD SEEK ADVICE BASED ON SUCH U.S. HOLDER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

        This summary is based on the Code, Treasury Regulations (final, temporary, and proposed), U.S. court decisions, published IRS rulings and published administrative positions of the IRS, and the Canada-U.S. Treaty, that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the U.S. federal income tax considerations described in this summary.

        For purposes of this summary, a "U.S. Holder" is an owner of Shares participating in the Arrangement that is (a) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a United Sates person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

        For purposes of this summary, a "Non-U.S. Holder" is an owner of Shares participating in the Arrangement that is not a U.S. Holder and is not a partnership (or other "pass through" entity). This summary does not address the U.S. federal income tax considerations applicable to Non-U.S. Holders arising from the Arrangement. Accordingly, a Non-U.S. Holder should consult its own tax advisor regarding the potential U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the Arrangement.

        This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders: (a) that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts; (b) that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker dealers, dealers or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) that have a "functional currency" other than the U.S. dollar; (d) that own Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (e) that acquired Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (f) who are U.S. expatriates or former long term residents of the United States; and (g) that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of the Shares. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

        If an entity that is classified as a partnership (or other "pass through" entity) for U.S. federal income tax purposes holds Shares, the U.S. federal income tax consequences to such partnership (or other "pass through" entity) and the partners of such partnership (or owners of such other "pass through" entity) participating in the Arrangement generally will depend on the activities of the partnership (or other "pass through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (and owners of other "pass through" entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement.

        This summary does not address the U.S. state and local, U.S. federal alternative minimum tax, estate and gift, or foreign tax consequences to U.S. Holders of the Arrangement. U.S. Holders are urged to consult their tax advisors with respect to the U.S. federal, state and local tax, estate and gift tax consequences and the non-U.S. tax consequences of the transaction, including the receipt of cash pursuant to the Arrangement.

Tax Consequences to U.S. Holders Relating to the Arrangement

Sale of Shares

        U.S. Holders whose Shares are exchanged for cash pursuant to the Arrangement will recognize gain or loss on the exchange for U.S. federal income tax purposes. The amount of gain or loss recognized will be equal to the difference between the "amount realized" and the U.S. Holder's aggregate adjusted tax basis in the Shares exchanged, in each case as determined in U.S. dollars. The "amount realized" will equal the amount of U.S. dollars received, or the U.S. dollar value of any Canadian dollars received. See " — Other Tax Considerations — Receipt of Canadian Currency" below. Subject to the passive foreign investment company rules discussed below, any gain or loss realized will be capital gain or loss and will be long term capital gain or loss if the Shares disposed of are held for more than one year. Preferential tax rates apply to long term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the Code.

U.S. Holders Exercising Dissent Rights

        A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of such U.S. Holder's Shares generally will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received by such U.S. Holder in exchange for such U.S. Holder's Shares and the tax basis of such U.S. Holder in the Shares surrendered. Subject to the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss and will be long term capital gain or loss if the Shares are held for more than one year. Preferential tax rates apply to long term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the

Code. U.S. Holders that receive Canadian currency as a result of exercising Dissent Rights should read the section below under the heading " — Other Tax Considerations — Receipt of Canadian Currency."

Passive Foreign Investment Companies

Definition of a Passive Foreign Investment Company

        A foreign corporation generally will be considered a passive foreign investment company ("PFIC") if, for any taxable year, 75% or more of its gross income constituted "passive income" or 50% or more of the value of its assets either produce passive income or are held for the production of passive income, based on the fair market value of such assets. With respect to sales by a corporation, "gross income" generally means sales revenues less cost of goods sold. "Passive income" includes, for example, dividends, interest, rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Net gains from commodities transactions will not be included in the definition of passive income if they are active business gains or losses from the sale of commodities. However, this exception will only apply if substantially all of the corporation's commodities are stock in trade or inventory of the corporation, property used in the trade or business of the corporation, or supplies used in the ordinary course of a trade or business of the corporation.

        In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by a corporation from a "related person," to the extent such items are properly allocable to the income of such related person that is not passive income. For purposes of the PFIC income and asset tests described above, if a corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, it will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

PFIC Status of the Company

        Based on available financial information and the nature of the Company's operations, the Company does not expect to be a PFIC for the tax year in which the Arrangement occurs. Additionally, the Company does not believe it has been a PFIC in any year of its existence although it has not conducted an analysis of its PFIC status with respect to any tax year prior to 1998. However, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually. Additionally, the analysis depends, in part, on complex U.S. federal income tax rules which are subject to varying interpretations and with respect to which there is limited authoritative guidance from the IRS. Consequently, there can be no assurances regarding the PFIC status of the Company for any prior tax year or the current year. If the Company was a PFIC at any time during a U.S. Holder's holding period for the Shares, then the tax consequences of disposing of such Shares, as discussed above, will be significantly modified, and generally worsened, by the PFIC rules discussed below.

Consequences of the Ownership and Disposition of Shares of a PFIC

        A U.S. Holder of Shares would be subject to special, adverse tax rules in respect of the Arrangement if the Company were classified as a PFIC for any taxable year during which a U.S. Holder holds or held Shares. In such event:

  •
  any gain on the exchange of Shares for cash would be allocated ratably over such U.S. Holder's holding period for the Shares;

  •
  the amount allocated to the current taxable year and any year prior to the first year in which the Company was classified as a PFIC would be taxed as ordinary income in the current year;

  •
  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

  •
  an interest charge for a deemed deferral benefit would be imposed with respect to the resulting tax attributable to each prior taxable year, which interest charge is not deductible by non-corporate U.S. Holders.

        The rules described above would not apply to the disposition of Shares if the Company were a PFIC to a U.S. Holder that had made a "mark-to-market" election, or a qualified electing fund ("QEF") election with respect to its Shares. It is not expected that a U.S. Holder will have made or be able to make a QEF election because the Company has not provided U.S. Holders with the information necessary to make a QEF election. Any U.S. Holder that made either such election should consult with its own tax advisor.

        The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules, the elections which may be available to it and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership of the Shares and the Arrangement.

Other Tax Considerations

Foreign Tax Credit

        A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for the Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar for dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year by year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

        Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that the U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. Generally, gains recognized on the sale of stock or other securities of a foreign corporation by a U.S. Holder should be treated as U.S. source. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Canadian Currency

        The amount of any Canadian dollars received as a result of the Arrangement or on the exercise of Dissent Rights in the Arrangement generally will be equal to the U.S. dollar value of such Canadian dollars based on the exchange rate applicable on the date of receipt (regardless of whether such Canadian dollars are converted into U.S. dollars at that time). A U.S. Holder that receives Canadian dollars and converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Information Reporting; Backup Withholding Tax

        Payments of cash made to U.S. Holders participating in the Arrangement generally will be subject to U.S. federal information reporting and may be subject to backup withholding tax, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish the U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9); or (b) fails to certify, under penalties of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional U.S. federal income tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds the liability, if the U.S. Holder furnishes the required information to the IRS. Each U.S. Holder should consult its own U.S. tax advisor regarding the information reporting and backup withholding tax rules.

 RISK FACTORS

        In evaluating whether to approve the Arrangement Resolution or the Preferred Shareholder Resolution, the Common Shareholders and the Preferred Shareholders should carefully consider the following risk factors. Additional risks and uncertainties, including those currently unknown to or considered immaterial by the Company may also adversely affect the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement.

Risks Relating to the Arrangement

Completion of the Arrangement is subject to several conditions that must be satisfied or waived

        The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of the Company and the Purchaser Parties, including receipt of the required Regulatory Approvals, approval of the Common Shareholders and the granting of the Final Order. There can be no certainty, nor can the Company or the Purchaser Parties provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. Moreover, a substantial delay in obtaining satisfactory approvals could result in the Arrangement not being completed. If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion thereof could have a negative impact on the Company's current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company. In addition, failure to complete the Arrangement for any reason could materially negatively impact the trading price of the Common Shares and Preferred Shares.

The Arrangement Agreement may be terminated by the Purchaser Parties, in which case an alternative transaction may not be available

        Each of the Purchaser Parties has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty that the Arrangement Agreement will not be terminated by either of the Purchaser Parties before the completion of the Arrangement. If the Arrangement Agreement is terminated, there is no guarantee that equivalent or greater purchase prices for the Common Shares or Preferred Shares will be available from an alternative party.

Impact of the Arrangement on Preferred Shareholders

        If the requisite approval of Preferred Shareholders is not obtained, the Preferred Shares will be excluded from the Arrangement and will remain outstanding following the Effective Time. In this situation, it is possible that the market price of the Preferred Shares could be adversely affected and holders the Preferred Shares may face certain risks as a result of the new status of the Company as a Subsidiary of CNOOC, including as result of any adverse change in the Company's creditworthiness resulting therefrom.

The Company will incur costs and may have to pay a termination fee

        Certain costs relating to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by the Company even if the Arrangement is not completed. If the Arrangement is not completed, the Company may also be required to pay the Termination Fee to AcquisitionCo. If the Company is required to pay the Termination Fee under the Arrangement Agreement, the financial condition of the Company could be materially adversely affected.

The Termination Fee may discourage other parties from proposing a significant business transaction with the Company

        Under the Arrangement, the Company is required to pay the Termination Fee in the event that the Arrangement Agreement is terminated in circumstances related to a possible alternative transaction to the Arrangement. The Termination Fee may discourage other parties from attempting to propose a business transaction, even if such a transaction could provide better value to Shareholders than the Arrangement.

Risks Relating to the Company

        If the Arrangement is not completed, the Company will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in the Company's Annual Information Form for the year ended December 31, 2011 and other filings of the Company filed with the securities regulatory authorities which have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

PROCEDURES FOR THE SURRENDER OF COMMON SHARES,
PREFERRED SHARES AND RECEIPT OF CONSIDERATION

Procedures for Common Shareholders

        The Company and CNOOC currently anticipate that the Arrangement will be completed in the fourth quarter of 2012. Once there is more certainty as to when the Arrangement will be completed, registered Common Shareholders will be provided with a Letter of Transmittal.

        Only registered Common Shareholders are required to submit a Letter of Transmittal. If you are a non-registered Common Shareholder holding your Common Shares through a nominee such as a broker, investment dealer, bank, trust company, custodian or other nominee, you should carefully follow any instructions provided to you by such nominee.

        Payments to the Common Shareholders under the Arrangement will be denominated in U.S. dollars. However, Common Shareholders who hold their Common Shares in Canadian dollar-denominated accounts with a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary may have such payments automatically exchanged into Canadian dollars based on the exchange rate available to such intermediary on the date the funds are converted. Common Shareholders who wish to receive U.S. dollars in such circumstances are advised to contact the broker, investment dealer, bank, trust company, custodian, nominee or other intermediary through which they hold their Common Shares in advance of closing of the Arrangement to make appropriate arrangements.

        The details of the procedures for the deposit of physical Common Share certificates and the delivery by the Depositary of the Common Share Consideration payable to former registered holders of Common Shares will be set out in the Letter of Transmittal. Once it has been sent, the Letter of Transmittal will also be filed under the Company's profile at www.sedar.com and will be available at the Company's website at www.nexeninc.com.

        Registered Common Shareholders must validly complete, duly sign and return Letter of Transmittal, together with the share certificate(s) representing their Common Shares, to the Depositary at one of the offices specified in the Letter of Transmittal.

        Registered Common Shareholders who deposit a validly completed and duly signed Letter of Transmittal, together with accompanying share certificate(s), will be forwarded the Common Share Consideration to which they are entitled as soon as practicable after the later of the Effective Date and the date of receipt by the Depositary of the Letter of Transmittal and accompanying Common Share certificates. Once registered Common Shareholders surrender their share certificates, they will not be entitled to sell the Common Shares to which those certificates relate.

        Registered Common Shareholders who do not forward to the Depositary a validly completed and duly signed Letter of Transmittal, together with their share certificate(s), will not receive the Common Share Consideration to which they are otherwise entitled until deposit is made. Whether or not Common Shareholders forward their share certificate(s) upon the completion of the Plan of Arrangement on the Effective Date, Common Shareholders will cease to be shareholders of the Company as of the Effective Time and will only be entitled to receive the Common Share Consideration to which they are entitled under the Plan of Arrangement or, in the case of registered Common Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Common Shares in accordance with section 190 of the CBCA, as modified by the Interim Order.

        The method of delivery of certificates representing Common Shares and all other required documents is at the option and risk of the person depositing their Common Shares. Any use of the mail to forward certificates representing Common Shares and/or the related Letters of Transmittal shall be at the election and sole risk of the person depositing Common Shares, and documents so mailed shall be deemed to have been received by the Company only upon actual receipt by the Depositary. If such certificates and other documents are to be mailed, the Company recommends that registered mail be used with proper insurance and an acknowledgement of receipt requested.

        Unless otherwise specified in the Letter of Transmittal, a cheque representing the aggregate Common Share Consideration payable under the Arrangement to a former registered holder of Common Shares who has complied with the procedures set out above and in the Letter of Transmittal will be, as soon as practicable after the Effective Date and after the receipt of all required documents: (i) forwarded to the former Common Shareholder at the address specified in the Letter of Transmittal by first-class mail; or (ii) made available at the office of the Depositary at which the Letter of Transmittal and the certificate(s) for Common Shares were delivered for pick-up by the Common Shareholder, as requested by the Common Shareholder in the Letter of Transmittal. If no address is provided on the Letter of Transmittal, cheques will be forwarded to the address of the holder as shown on the register maintained by the Transfer Agent. Under no circumstances will interest accrue or be paid by the Company, AcquisitionCo, CNOOC or the Depositary on the Common Share Consideration for the Common Shares to persons depositing Common Shares with the Depositary, regardless of any delay in making any payment for the Common Shares. The Depositary will act as the agent of persons who have deposited Common Shares pursuant to the Arrangement for the purpose of receiving and transmitting the Common Share Consideration to such persons, and receipt of the Common Share Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares.

        Where a Common Share certificate has been lost or destroyed, the registered holder of that Common Share certificate should immediately complete the Letter of Transmittal as fully as possible and forward it, together with a letter describing the loss, to the Depositary in accordance with instructions in the Letter of Transmittal. The Depositary has been instructed to respond with replacement Common Share certificate requirements, which are also set out in section 4.2 of the Plan of Arrangement. A copy of the Plan of Arrangement is attached as Appendix D to this Information Circular. All required documentation must be completed and returned to the Depositary before a payment will be made.

        Non-registered Common Shareholders whose Common Shares are registered in the name of an intermediary (a broker, investment dealer, bank, trust company, custodian or other nominee) should contact that intermediary for instructions and assistance in delivering share certificates representing those Common Shares.

Procedures for Preferred Shareholders

        The Preferred Shares have been issued in "book-entry only" form. Accordingly, CDS & Co. is the sole registered holder of Preferred Shares. If the Arrangement is completed with the participation of the Preferred Shares, payment of the cash consideration to which the Preferred Shareholders are entitled pursuant to the Arrangement Agreement will be made to CDS & Co. and CDS & Co. and the applicable participants will distribute the payment through the book-entry only system to the non-registered owners of the Preferred Shares. Holders of Preferred Shares do not need to submit a letter of transmittal and should contact the broker, investment dealer, bank, trust company, custodian or other nominee through which they hold their Preferred Shares if they have any questions concerning obtaining payment for their Preferred Shares upon the completion of the Arrangement. Under no circumstances will interest accrue or be paid by the Company, AcquisitionCo, CNOOC or the Depositary on the Preferred Share Consideration for the Preferred Shares to persons depositing Preferred Shares with the Depositary, regardless of any delay in making any payment for the Preferred Shares. The Depositary will act as the agent of persons who have deposited Preferred Shares pursuant to the Arrangement for the purpose of receiving and transmitting the Preferred Share Consideration to such persons, and receipt of the Preferred Share Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Preferred Shares.

Procedures for Holders of Incentive Awards

        Upon closing of the Arrangement, the holders of Incentive Awards shall be entitled to the consideration set forth in the Plan of Arrangement. Such consideration will be paid to the former holders of Incentive Awards as soon as practicable following closing of the Arrangement by the Company pursuant to the normal payroll practices and procedures of the Company or, in the event that payment pursuant to the normal payroll practices and procedures of the Company is not practicable for any such holder, by cheque delivered to such holder of Incentive Awards at the address reflected on the register maintained by or on behalf of the Company in respect of the Incentive Awards, in each case subject to certain limited exceptions described in the Plan of Arrangement. As such, holders of Incentive Awards do not need to take any further action with respect to the Arrangement.

        Any payment made to a holder of Incentive Awards as described above will be subject to applicable income, withholding and other taxes. Under no circumstances will interest accrue or be paid by the Company on the consideration for the Incentive Awards to the former holders thereof, regardless of any delay in making any payment for the Incentive Awards.

Cancellation of Rights of Securityholders

        Until surrendered to the Depositary in accordance with the Plan of Arrangement, each certificate that immediately prior to the Effective Time represented Common Shares or Preferred Shares, as applicable, shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate, less any amounts withheld in accordance with the Plan of Arrangement. Any such certificate formerly representing Common Shares or Preferred Shares, as applicable, not duly surrendered on or before the second anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares or Preferred Shares, as applicable, of any kind or nature against or in the Company, CNOOC or AcquisitionCo. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to AcquisitionCo or the Company, as applicable, and shall be paid over by the Depositary to AcquisitionCo or as directed by AcquisitionCo.

        Any payment made by way of cheque by the Depositary (or the Company, if applicable) pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the second anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Common Shares, the Preferred Shares, the TOPs, the DSUs, the RSUs and the STARs pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to AcquisitionCo or the Company, as applicable, for no consideration.

        If the Preferred Shareholder Approval is not obtained, the Preferred Shares will not participate in the Arrangement and will remain outstanding following closing of the Arrangement in accordance with their terms. In such circumstances, the foregoing paragraphs shall not apply to the Preferred Shares.

LEGAL MATTERS

        Certain legal matters in connection with the Arrangement will be passed upon for the Company by Blake, Cassels & Graydon LLP insofar as Canadian legal matters are concerned and by Paul, Weiss, Rifkind, Wharton & Garrison LLP insofar as U.S. legal matters are concerned.

        Certain legal matters in connection with the Arrangement will be passed upon for the Purchaser Parties by Stikeman Elliott LLP insofar as Canadian legal matters are concerned and by Davis Polk & Wardwell LLP insofar as U.S. legal matters are concerned.

RIGHTS OF DISSENT

        The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Common Shares or Preferred Shares, as applicable, and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix E, and the text of section 190 of the CBCA, which is attached to this Information Circular as Appendix I. Pursuant to the Interim Order, Dissenting Shareholders are given rights analogous to rights of dissenting shareholders under the CBCA, as modified by the Interim Order. A Dissenting Shareholder who intends to exercise the right to dissent should carefully consider and comply with the provisions of section 190 of the CBCA, as modified by the Interim Order. Failure to comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

        The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

        Under the Interim Order, each registered Common Shareholder or registered Preferred Shareholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid by the Company the fair value of the Common Shares or Preferred Shares, as applicable, held by the holder in respect of which the holder dissents, determined as of the close of business on the last business day before the day on which the resolution from which such holder dissents was adopted. Only registered Common Shareholders or registered Preferred Shareholders may dissent. Persons who are beneficial owners of Common Shares or Preferred Shares, in each case registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Shares. As noted above, the Preferred Shares and some, but not all, of the Common Shares have been issued in the form of a global certificate in the name of CDS & Co. and, as such, CDS & Co. is the sole registered holder of the Preferred Shares and some, but not all, of the Common Shares. Accordingly, a non-registered owner of Shares desiring to exercise Dissent Rights must make arrangements for the Shares beneficially owned by that holder to be registered in the name of the Shareholder prior to the time the written objection to the Arrangement Resolution or Preferred Shareholder Resolution, as applicable, is required to be received by the Company or, alternatively, make arrangements for the registered holder of such Common Shares or Preferred Shares, as applicable, to dissent on behalf of the holder.

        A Dissenting Shareholder must send to the Company a written objection to the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable, which written objection must be received by the Company, c/o Blake, Cassels & Graydon LLP, Suite 3500, Bankers Hall East Tower, 855 - 2nd Street S.W., Calgary AB, T2P 4J8, Attention: Pat Finnerty, by 5:00 p.m. (Calgary time) on September 18, 2012 (or by 5:00 p.m. (Calgary time) on the business day that is two business days prior to the date of the Meeting if it is not held on September 20, 2012). No Shareholder who has voted Shares in favour of the Arrangement Resolution or Preferred Shareholder Resolution, as applicable, shall be entitled to exercise Dissent Rights with respect to such Common Shares or Preferred Shares, as applicable. Pursuant to the Interim Order, a registered Shareholder may not exercise the right to dissent in respect of only a portion of such holder's Shares.

        Preferred Shareholders who validly exercise Dissent Rights shall only be entitled to be paid fair value, in accordance with the provisions of Section 190 of the CBCA, as modified by the Interim Order, if each of the Arrangement Resolution and the Preferred Shareholder Resolution has been approved and the Arrangement becomes effective. If the Preferred Shareholder Approval is not obtained prior to the Final Order, the Plan of Arrangement, attached hereto as Appendix D, shall be amended to exclude the Preferred Shares under the Plan of Arrangement and matters ancillary thereto (including, for greater certainty, to remove Dissent Rights in favour of the Preferred Shareholders and the Preferred Shares will remain outstanding following closing of the Arrangement.

        It is a condition to AcquisitionCo's obligation to complete the Arrangement that Common Shareholders holding no more than 5% of the Common Shares shall have exercised Dissent Rights that have not been withdrawn as at the Effective Date.

        An application may be made to the Court by the Company or by a Dissenting Shareholder to fix the fair value of the Dissenting Shareholder's Common Shares or Preferred Shares, as applicable. If such an application to the Court is made by either the Company or a Dissenting Shareholder, the Company must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay such person an amount considered by the Company to be the fair value of the Common Shares or Preferred Shares, as applicable, held by such Dissenting Shareholders. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if the Company is the applicant, or within 10 days after the Company is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

        In such circumstances, a Dissenting Shareholder may make an agreement with the Company for the purchase of its Common Shares or Preferred Shares, as applicable, in the amount of the Company's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Common Shares or Preferred Shares, as applicable.

        A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against the Company and in favour of each of those Dissenting Shareholders, and fixing the time within which the Company must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder until the date of payment.

        On the Arrangement becoming effective, or upon the making of an agreement between the Company and the Dissenting Shareholder as to the payment to be made by the Company to the Dissenting Shareholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of such Shareholder's Common Shares or Preferred Shares, as applicable, in the amount agreed to between the Company and the Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Shareholder may withdraw its dissent, or if the Arrangement has not yet become effective the Company may rescind the Arrangement Resolution or the Preferred Shareholder Resolution, and in either event the dissent and appraisal proceedings in respect of that Shareholder will be discontinued.

        The Company shall not make a payment to a Dissenting Shareholder if there are reasonable grounds for believing that the Company is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of the Company would thereby be less than the aggregate of its liabilities. In such event, the Company shall notify each Dissenting Shareholder that it is lawfully unable to pay Dissenting Shareholders for their Common Shares or Preferred Shares, as applicable, in which case the Dissenting Shareholder may, by written notice to the Company within 30 days after receipt of such notice, withdraw its written objection, in which case such Shareholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Shareholder. If the Dissenting Shareholder does not withdraw its written objection, it retains its status as a claimant against the Company to be paid as soon as the Company is lawfully entitled to do so or, in a liquidation, to generally be ranked subordinate to creditors but prior to its common shareholders.

        All Common Shares or Preferred Shares, as applicable, held by registered Shareholders who exercise their Dissent Rights in respect of that class of Shares will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to AcquisitionCo in exchange for a debt claim against AcquisitionCo for the fair value of such Common Shares and Preferred Shares, as applicable, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business, in respect of the Common Shares, on the day before the Arrangement Resolution was adopted and, in respect of the Preferred Shares, on the day before the Preferred Shareholder Resolution was adopted. If such Shareholders ultimately are not entitled, for any reason, to be paid fair value for such Common Shares or Preferred Shares, as applicable, they shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares or Preferred Shares, as applicable.

        The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Shareholders who seeks payment of the fair value of their Shares. Section 190 of the CBCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Shareholder who is considering exercising Dissent Rights should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix I to this Information Circular, as modified by the Interim Order, and consult their own legal advisor.

 INFORMATION CONCERNING THE COMPANY

General

        The Company is an independent, Canadian-based, global energy company. For financial reporting purposes, the Company reports on four main segments: Conventional Oil and Gas, Oil Sands, Unconventional Gas and Corporate and Other. The Company's Conventional Oil and Gas operations are broken down geographically into the United Kingdom, North America (Canada and the United States) and other countries (Yemen, offshore West Africa and Colombia). The Company's Oil Sands operations consist of in situ activities which are comprised of operations at Long Lake and future development phases and our mining activities conducted through a 7.23% interest in the Syncrude joint venture. Unconventional Gas includes unconventional gas from shale formations in northeastern British Columbia. Corporate and Other consists of an energy marketing business and any other unallocated items.

        The registered and head office of the Company is located at 801 - 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3P7.

Market for Shares

        The Common Shares are listed and traded on the TSX and NYSE under the symbol "NXY". The Preferred Shares are listed and traded on the TSX under the symbol "NXY.PR.A".

        The following sets forth trading information for the Common Shares on the TSX for the periods indicated:

Period	High (Cdn.$)	Low (Cdn.$)	Volume
2011
July	$23.67	$20.97	26,877,468
August	$22.21	$18.26	33,056,247
September	$21.07	$15.67	36,436,039
October	$17.35	$14.75	36,467,835
November	$18.00	$14.81	27,451,704
December	$17.04	$14.20	46,418,240
2012
January	$18.68	$16.34	45,155,201
February	$21.53	$17.33	37,358,099
March	$20.65	$17.46	34,685,685
April	$19.38	$16.94	45,116,630
May	$19.20	$15.95	33,488,016
June	$17.76	$15.18	42,417,825
July	$26.70	$16.13	121,473,180
August (1 - 16)	$25.72	$25.27	15,548,673

        The following sets forth trading information for the Common Shares on the NYSE for the periods indicated:

Period	High (U.S.$)	Low (U.S.$)	Volume
2011
July	$24.99	$21.76	27,571,915
August	$23.81	$18.34	36,920,313
September	$21.62	$15.13	29,597,283
October	$17.35	$13.88	36,388,215
November	$17.72	$14.23	25,294,949
December	$16.74	$13.63	19,665,962
2012
January	$18.58	$16.19	18,389,488
February	$21.58	$17.37	16,996,545
March	$20.94	$17.45	16,594,532
April	$19.59	$16.86	19,687,479
May	$19.48	$15.44	16,687,674
June	$17.38	$14.64	16,143,325
July	$26.21	$15.82	107,438,068
August (1 - 16)	$25.81	$25.09	17,675,243

        The following sets forth trading information for the Preferred Shares on the TSX for the periods indicated:

Period	High (Cdn.$)	Low (Cdn.$)	Volume
2012
March (7 - 31)(1)	$25.25	$25.00	1,426,857
April	$25.91	$25.18	682,647
May	$25.75	$25.10	182,086
June	$25.45	$24.75	162,401
July	$26.15	$25.22	765,159
August (1 - 16)	$26.00	$25.71	90,535

Note:

(1)
Preferred Shares commenced trading on the TSX on March 7, 2012.

        On July 20, 2012, the last trading day prior to the date of public announcement of the Arrangement, the closing price of the Common Shares on the TSX was Cdn.$17.29 and on the NYSE was U.S.$17.06, and the closing price of the Preferred Shares on the TSX was Cdn.$25.54.

Directors and Officers of the Company

        The names, municipalities of residence and positions with the Company of the directors and officers of the Company and their holdings, as at August 14, 2012, of Common Shares, Preferred Shares and Incentive Awards are set out above under "The Arrangement — Interests of Directors and Executive Officers in the Arrangement".

Auditors

        Deloitte & Touche LLP has been the auditors of the Company since 2002.

Additional Information

        Additional information relating to the Company is available to the public free of charge on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on the Company's website at www.nexeninc.com. Financial information in respect of the Company and its affairs is provided in the Company's annual audited consolidated financial statements for the year ended December 31, 2011 and the related management's discussion and analysis, copies of which are available on SEDAR and EDGAR. Copies of the Company's financial statements and related management's discussion and analysis are also available upon request and without charge from the Company at 801 - 7th Avenue S.W., Calgary, Alberta, T2P 3P7, Attention: Governance Office.

INFORMATION CONCERNING THE PURCHASER PARTIES

        CNOOC, together with its subsidiaries, is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. CNOOC was incorporated in Hong Kong in August 1999. CNOOC primarily engages in exploration, development, production and sales of oil and natural gas. CNOOC's core operation areas are Bohai, Western South China Sea, Eastern South China Sea and East China Sea in offshore China. As part of its overseas operations, CNOOC has oil and gas assets in Asia, Africa, North America, South America and Oceania.

        CNOOC's shares are listed on the NYSE under the symbol "CEO" and on the Stock Exchange of Hong Kong Limited under the symbol "00883". CNOOC has been admitted as a constituent stock of the Hang Seng Index.

        AcquisitionCo is a corporation incorporated on July 18, 2012 under the CBCA and is an indirect wholly-owned Subsidiary of CNOOC. The registered office of AcquisitionCo is located at Suite 4300, Bankers Hall West, 888 - 3rd Street S.W., Calgary, Alberta T2P 5C5.

 GENERAL PROXY MATTERS

Solicitation of Proxies

        This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of the Company. All costs of the solicitation will be borne by the Company.

        The Company has also retained Laurel Hill Advisory Group to assist it in connection with communicating to Shareholders in respect of the Arrangement. In connection with these services, Laurel Hill Advisory Group is expected to receive a fee of Cdn.$125,000 and will be reimbursed for its reasonable out-of-pocket expenses.

        See Appendix H "Voting Information" for additional information.

Appointment and Revocation of Proxies

        Common Shareholders are entitled to consider and vote upon the Arrangement Resolution and the Preferred Shareholders are entitled to consider and vote upon the Preferred Shareholder Resolution. The Common Shareholders will vote as a single class and the Preferred Shareholders will vote as a single class.

        Accompanying this Information Circular is (a) in the case of registered holders of Common Shares, a form of proxy printed on yellow paper, and (b) in the case of registered holders of Preferred Shares, a form of proxy printed on blue paper, for use at the Meeting. Registered Shareholders may also use the internet site at www.proxypush.ca/nxy to transmit their voting instructions. Non-registered holders of Common Shares and Preferred Shares should read the information under "Advice for Non-Registered Holders" below.

        The persons named in the enclosed form of proxy are directors and/or officers of the Company. A Shareholder desiring to appoint a person (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the persons designated in the accompanying form of proxy may do so by crossing out the names of the persons designated in the form of proxy and by inserting such person's name in the blank space provided in the applicable form of proxy (printed on yellow paper for the Common Shareholders and printed on blue paper for the Preferred Shareholders) and returning the completed proxy to CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., Proxy Dept., P.O. Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department by mail or by fax at 1-866-781-3111 (Canada and United States) or 416-368-2502 (outside North America), no later than 8:00 a.m. (Calgary time) on September 18, 2012 or at least 48 hours (other than a Saturday, Sunday or holiday) prior to the time set for any adjournment or postponement of the Meeting.

        A Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Shareholder or by his attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of CIBC Mellon Trust Company on or before the last business day in Calgary, Alberta preceding the day of the Meeting or any adjournment or postponement thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof.

        The Board has fixed August 16, 2012 as the Record Date for the Meeting. Common Shareholders or Preferred Shareholders of record as at 5:00 p.m. (Calgary time) on the Record Date are entitled to receive notice of, to attend and to vote at the Meeting on the Arrangement Resolution and the Preferred Shareholder Resolution, respectively.

Signature of Proxy

        The form of proxy must be executed by the Common Shareholder or the Preferred Shareholder, or if the Shareholder is a corporation, the form of proxy should be signed in its corporate name and its corporate seal must be affixed to the form of proxy or the form of proxy must be signed by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney, executor, administrator or trustee, or in some other representative capacity, should reflect such person's full title as such.

Voting of Proxies

        The persons named in the accompanying forms of proxy will vote the Common Shares or Preferred Shares in respect of which they are appointed in accordance with the direction of the Common Shareholder or Preferred Shareholder appointing them. In the absence of such direction, such Common Shares will be voted FOR the approval of the Arrangement Resolution and such Preferred Shares will be voted FOR the approval of the Preferred Shareholder Resolution.

Exercise of Discretion of Proxy

        The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Shares and Principal Holders Thereof

        As at August 16, 2012, there were 530,005,285 Common Shares and 8,000,000 Preferred Shares issued and outstanding. To the knowledge of the directors and officers of the Company, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over more than 10% of the voting rights attached to any class of voting securities of the Company.

Advice for Non-Registered Shareholders

        The information set forth in this section is of significant importance to many Shareholders, as a substantial number of the Common Shareholders and the Preferred Shareholders do not hold their Common Shares and Preferred Shares, as applicable, in their own name.

        Common Shareholders who do not hold their Common Shares in their own name should note that only proxies deposited by the Common Shareholders whose name appears on the records of the Company as a registered holder of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Common Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Common Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the Common Shareholder's broker or an agent of that broker. In Canada, the vast majority of such common shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted upon the instructions of the non-registered Common Shareholder. Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. The Company does not know and cannot determine for whose benefit Common Shares registered in the name of CDS & Co. are held.

        The Preferred Shares have been issued in the form of a global certificate in the name of CDS & Co. and, as such, CDS & Co. is the sole registered holder of the Preferred Shares. CDS & Co. will vote the Preferred Shares at the Meeting, in person or by proxy, in accordance with instructions received from the non-registered holders of the Preferred Shareholders as of the Record Date. In the absence of instructions from a non-registered holder as to voting, CDS & Co. will not exercise the votes attaching to the Preferred Shares held by such holder. Non-registered holders of Preferred Shares as of the Record Date wishing to vote their Preferred Shares at the Meeting must provide instructions to the broker, investment dealer, bank, trust company, custodian, nominee or other intermediary through which they hold their Preferred Shares in sufficient time prior to the holding of the Meeting to permit such intermediary to instruct CDS & Co. as how to vote the Preferred Shares at the Meeting. Voting instructions will be sought from non-registered holders of Preferred Shares in the same manner as for the Common Shareholders, described below.

        Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from non-registered Shareholders in advance of meetings of Shareholders. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by non-registered Shareholders in order to ensure that their Common Shares and/or Preferred Shares are voted at the Meeting. Often, the form of proxy supplied to a non-registered Shareholder by its broker is identical to the form of proxy provided to registered Common Shareholders or registered Preferred Shareholders. However, its purpose is limited to instructing the registered Common Shareholders and registered Preferred Shareholders how to vote on behalf of the non-registered Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The non-registered Shareholder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, the non-registered Shareholder can call a toll-free telephone number to vote the Common Shares and Preferred Shares held by the non-registered Shareholder or the non-registered Shareholder can complete an on-line voting form to vote their Common Shares and/or Preferred Shares. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Common Shares and Preferred Shares to be represented at the Meeting. A non-registered Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Common Shares or Preferred Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares or Preferred Shares voted. Any non-registered Shareholders who wish to vote in person at the Meeting must follow the procedures and instructions set forth by their intermediary. See Appendix H "Voting Information" for additional information.

Procedure and Votes Required

        The Interim Order provides that each holder of Common Shares and each holder of Preferred Shares as at 5:00 p.m. (Calgary time) on the Record Date will be entitled to receive notice of, to attend and to vote on the Arrangement Resolution or Preferred Shareholder Resolution, as applicable, at the Meeting. Each such Shareholder will be entitled to vote in accordance with the provisions set out below.

        Pursuant to the Interim Order:

  1.
  (a) each Common Shareholder will be entitled to one vote for each Common Share held in respect of the Arrangement Resolution; and (b) each Preferred Shareholder will be entitled to one vote for each Preferred Share held in respect of the Preferred Shareholder Resolution;

  2.
  the required vote to pass: (a) the Arrangement Resolution shall be the Common Shareholder Approval; and (b) the Preferred Shareholder Resolution shall be the Preferred Shareholder Approval;

  3.
  the quorum at the Meeting in respect of the Common Shareholders, voting as a single class, shall be two persons present in person, each being a Common Shareholder entitled to vote at the Meeting or a duly appointed proxyholder, and together holding or representing by proxy no less than 25% of the outstanding Common Shares;

  4.
  the quorum at the Meeting in respect of the Preferred Shareholders, voting as a single class, shall be two persons present in person, each being a Preferred Shareholder entitled to vote at the Meeting or a duly appointed proxyholder, and together holding or representing by proxy no less than 25% of the outstanding Preferred Shares;

  5.
  if at the opening of the Meeting a quorum in respect of Common Shareholders is not present, the Meeting shall stand adjourned to a fixed time and place. Notwithstanding that a quorum of Preferred Shares is not present at the Meeting or any adjournment thereof, the Meeting, or adjournment, will still proceed in respect of the Common Shareholders (provided a quorum in respect thereof is present). In such circumstances, Preferred Shares shall not participate in the Arrangement.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

        Except as disclosed under "The Arrangement — Interests of Directors and Executive Officers in the Arrangement", no informed person (as defined in Form 51-102F5 to National Instrument 51-102 — Continuous Disclosure Obligations) of the Company, or any associate or affiliate of any informed person, has had any material interest, direct or indirect, in any transaction, or proposed transaction, which has materially affected or would materially affect the Company or any of its Subsidiaries since the commencement of the most recently completed financial year of the Company.

 DIRECTORS' APPROVAL

        The contents and sending of this Information Circular, including the Notice of Special Meeting of Shareholders, have been approved by the Board.

DATED at Calgary, Alberta, this 16th day of August, 2012

BY ORDER OF THE BOARD OF DIRECTORS
OF NEXEN INC.

(Signed) "Alan O'Brien"

Alan O'Brien
Senior Vice President, General Counsel and Secretary

 CONSENT OF BLAKE, CASSELS & GRAYDON LLP

        We have read the information circular and proxy statement (the "Information Circular") of Nexen Inc. (the "Company") dated August 16, 2012 relating to the special meeting of Shareholders to approve an arrangement under the Canada Business Corporations Act involving the Company, CNOOC Limited and CNOOC Canada Holding Ltd. and the common shareholders and the preferred shareholders of the Company. We consent to the inclusion in the Information Circular of our opinion contained under "Certain Canadian Federal Income Tax Considerations" and references to our firm name and our opinion therein.

(Signed) "Blake, Cassels & Graydon LLP"

Calgary, Canada
August 16, 2012

 CONSENT OF GOLDMAN SACHS CANADA INC.

August 16, 2012
Board of Directors
Nexen Inc.
801 - 7th Avenue S.W.
Calgary, Alberta, Canada
T2P 3P7

Re:	Notice of Special Meeting of Shareholders and Information Circular and Proxy Statement of Nexen Inc. dated August 16, 2012

Ladies and Gentlemen:

        Reference is made to our opinion letter, dated July 23, 2012 ("Opinion Letter"), with respect to the fairness from a financial point of view to the holders of the outstanding common shares (the "Shares") of Nexen Inc. (the "Company") of the U.S.$27.50 per Share in cash to be paid to such holders pursuant to the Arrangement Agreement, made as of July 23, 2012, among CNOOC Limited ("CNOOC"), CNOOC Canada Holding Ltd., an indirect wholly owned subsidiary of CNOOC, and the Company.

        The Opinion Letter is provided solely for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, information circular or any other document, except in accordance with our prior written consent. We understand that the Company has determined to include our Opinion Letter in the Information Circular and Proxy Statement (the "Information Circular").

        In that regard, we hereby consent to the reference to our Opinion Letter in the Letter to Shareholders and under the captions "Summary Information — Fairness Opinions", "Summary Information — Recommendation of the Board", "Background to the Arrangement", "Recommendation of the Board of Directors", "Reasons for the Arrangement" and "Fairness Opinions" and to the inclusion of the Opinion Letter in the Information Circular. Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the Information Circular and that our Opinion Letter is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to, in whole or in part in any registration statement, proxy statement, information circular (including any subsequent amendments to the Information Circular) or any other document, except in accordance with our prior written consent.

Very truly yours,

(Signed) "Goldman Sachs Canada Inc."
(GOLDMAN SACHS CANADA INC.)

 CONSENT OF RBC CAPITAL MARKETS

To: The Board of Directors of Nexen Inc.

        We have read the information circular and proxy statement (the "Information Circular") of Nexen Inc. (the "Company") dated August 16, 2012 relating to the special meeting of shareholders to approve an arrangement under the Canada Business Corporations Act involving the Company, CNOOC Limited and CNOOC Canada Holding Ltd. and the common shareholders and the preferred shareholders of the Company. We consent to the inclusion of our fairness opinions dated July 23, 2012 as Appendix G to the Information Circular and references to our firm name and the summary of our fairness opinions in the Information Circular. In providing such consent, we do not intend that any person other than the board of directors of the Company shall be entitled to rely upon such fairness opinions.

(Signed) "RBC Dominion Securities Inc."

Calgary, Canada
August 16, 2012

 APPENDIX A

ARRANGEMENT RESOLUTION

        "BE IT RESOLVED THAT:

  1.
  The arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act ("CBCA") involving Nexen Inc. (the "Company"), pursuant to the arrangement agreement (the "Arrangement Agreement") among the Company, CNOOC Limited and CNOOC Canada Holding Ltd., dated July 23, 2012, all as more particularly described and set forth in the management information circular of the Company dated August 16, 2012 (the "Information Circular"), accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

  2.
  The plan of arrangement, as it has been or may be modified or amended in accordance with the Arrangement Agreement and its terms, involving the Company (the "Plan of Arrangement"), the full text of which is set out as Appendix D to the Information Circular, is hereby authorized, approved and adopted.

  3.
  The Arrangement Agreement, the actions of the directors of the Company in approving he Arrangement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any modifications or amendments thereto are hereby ratified and approved.

  4.
  Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Common Shareholders (as defined in the Arrangement Agreement) or that the arrangement has been approved by the Court of Queen's Bench of Alberta (the "Court"), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the Common Shareholders: (i) to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

  5.
  Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement and to execute, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, for filing with the Director under the CBCA, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

  6.
  Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person's opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing."

A-1

 APPENDIX B

PREFERRED SHAREHOLDER RESOLUTION

        "BE IT RESOLVED THAT:

  1.
  The arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act ("CBCA") involving Nexen Inc. (the "Company"), pursuant to the arrangement agreement (the "Arrangement Agreement") among the Company, CNOOC Limited and CNOOC Canada Holding Ltd., dated July 23, 2012, all as more particularly described and set forth in the management information circular of the Company dated August 16, 2012 (the "Information Circular"), accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

  2.
  The plan of arrangement, as it has been or may be modified or amended in accordance with the Arrangement Agreement and its terms, involving the Company (the "Plan of Arrangement"), the full text of which is set out as Appendix D to the Information Circular, is hereby authorized, approved and adopted.

  3.
  The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any modifications or amendments thereto are hereby ratified and approved.

  4.
  Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Preferred Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Court of Queen's Bench of Alberta (the "Court"), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the Preferred Shareholders: (i) to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

  5.
  Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement and to execute, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, for filing with the Director under the CBCA, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

  6.
  Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person's opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing."

B-1

 APPENDIX C

ARRANGEMENT AGREEMENT

EXECUTION COPY

CNOOC LIMITED
 and
 CNOOC CANADA HOLDING LTD.
 and
 NEXEN INC.

ARRANGEMENT AGREEMENT
 July 23, 2012

 ARRANGEMENT AGREEMENT

        THIS AGREEMENT is made as of July 23, 2012,

AMONG:

NEXEN INC., a corporation incorporated under the laws of Canada

(the "Company")

— and —

CNOOC LIMITED, a corporation incorporated under the laws of Hong Kong with limited liability

(the "Parent")

— and —

CNOOC CANADA HOLDING LTD., a corporation incorporated under the laws of Canada

(the "Purchaser").

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1        Defined Terms

        As used in this Agreement, the following terms have the following meanings:

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Parent or the Purchaser relating to: (i) any direct or indirect sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or of 20% or more of the voting, equity or other securities of the Company or any of its Subsidiaries (or rights or interests therein or thereto); (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities or any other equity interests (including securities convertible into or exercisable or exchangeable for securities or equity interests) of the Company or any of its Subsidiaries; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries.

"Affected Shareholders" means the Common Shareholders and the Preferred Shareholders.

"affiliate" has the meaning ascribed thereto in National Instrument 45-106 — Prospectus and Registration Exemptions.

"Agreement" means this arrangement agreement.

"Arrangement" means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by Common Shareholders, substantially in the form set out in Schedule B.

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

"associate" has the meaning ascribed thereto in the Securities Act (Alberta).

"Authorization" means with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

"Board" means the board of directors of the Company as constituted from time to time.

"Board Recommendation" has the meaning ascribed thereto in Section 2.4(2).

"Breaching Party" has the meaning ascribed thereto in Section 4.10(3).

"Bump Transactions" has the meaning ascribed thereto in Section 4.8(2).

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Calgary, Alberta, Beijing, People's Republic of China or Luxembourg.

"CBCA" means the Canada Business Corporations Act.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

"CFIUS" means the Committee on Foreign Investment in the United States.

"Collective Agreements" means all collective bargaining agreements or union agreements currently applicable to the Company and/or any of its Subsidiaries and all related documents, including letters of understanding, letters of intent and other written communications with bargaining agents for any Company Employee which impose any obligations upon the Company and/or any of its Subsidiaries.

"Commissioner of Competition" means the Commissioner of Competition appointed pursuant to Subsection 7(1) of the Competition Act or her designee.

"Common Shareholders" means the registered and/or beneficial holders of the Common Shares, as the context requires.

"Common Shares" means the common shares in the capital of the Company.

"Company" means Nexen Inc., a corporation incorporated under the laws of Canada.

"Company 2012 Budget" means the Company's capital budget for 2012, as included in the Company Disclosure Letter.

"Company Assets" means all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) of the Company and its Subsidiaries and, for greater certainty, includes the PNG Interests and the Company Leases.

"Company Circular" means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Affected Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

"Company Disclosure Letter" means the disclosure letter dated the date of this Agreement and delivered by the Company to the Purchaser with this Agreement.

"Company DRIP" means the Company's Dividend Reinvestment Plan effective June 1, 1995, as amended May 7, 2007 and March 4, 2011.

"Company Employees" means the officers, employees and independent contractors of the Company and its Subsidiaries.

"Company Filings" means all documents publicly filed by or on behalf of the Company on SEDAR or EDGAR since December 31, 2010.

"Company Leases" has the meaning ascribed thereto in Paragraph (22) of Schedule E.

"Company Meeting" means the special meeting of Affected Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and the Preferred Shareholder Resolution.

"Company Options" means the outstanding options to purchase Common Shares issued pursuant to the Stock Option Plan, as listed in Section 3.1(6) of the Company Disclosure Letter.

"Company Securityholders" means, collectively, the Affected Shareholders, the holders of Company Options, the holders of DSUs, the holders of STARs and the holders of RSUs.

"Company Shares" means, collectively, the Common Shares and the Preferred Shares.

"Company Wells" has the meaning ascribed thereto in Paragraph (26) of Schedule E.

"Company's Constating Documents" means the restated articles of incorporation and by-laws of the Company and all amendments to such articles or by-laws.

"Competition Act" means the Competition Act (Canada).

"Competition Act Approval" means, with respect to the transactions contemplated by this Agreement, the following (i) receipt by the Purchaser of an advance ruling certificate by the Commissioner of Competition under Subsection 102(1) of the Competition Act to the effect that the Commissioner of Competition is satisfied that she or he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act; or (ii) either the expiry of the waiting period under Subsection 123(1) of the Competition Act, the termination of the waiting period under Subsection 123(2) of the Competition Act or a waiver of the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act under paragraph 113(c) of the Competition Act, and there shall not be proceedings pending, threatened or initiated by the Commissioner of Competition under Section 92, Section 100 and/or Section 104 of the Competition Act before the Competition Tribunal.

"Competition Tribunal" means the Competition Tribunal established under Subsection 3(1) of the Competition Tribunal Act.

"Competition Tribunal Act" means the Competition Tribunal Act (Canada).

"Confidentiality Agreement" means the confidentiality agreement dated June 18, 2012 between the Company and Parent.

"Consideration" means U.S.$27.50 in cash per Common Share, without interest, and $26.00 in cash per Preferred Share (together with an amount equal to all accrued and unpaid dividends thereon up to, but excluding, the Effective Date), without interest, as applicable.

"Contract" means any agreement, commitment, engagement, contract, franchise, licence, lease, obligation, undertaking or joint venture (written or oral) to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

"Court" means the Court of Queen's Bench of Alberta, or other court as applicable.

"CTA Approval" means receipt by the Purchaser (i) from the Minister of Transport of notice pursuant to Section 53.1(4) of the Canada Transportation Act of his or her opinion that the transactions contemplated by this Agreement do not raise issues with respect to the public interest as it relates to national transportation within 42 days of receiving notification of the transactions contemplated by this Agreement; or (ii) from the Governor in Council of the approval of the transactions contemplated by this Agreement pursuant to Section 53.2(7) of the Canada Transportation Act, in each case following notification of the transactions contemplated by this Agreement to the Minister of Transport pursuant to Section 53.1(1) of the Canada Transportation Act.

"Data Room" means the material contained in the virtual data room established by the Company as at 5:00 p.m. on July 22, 2012, the index of documents of which is appended to the Company Disclosure Letter.

"Depositary" means such Person as the Purchaser may appoint to act as depositary for the Company Shares in relation to the Arrangement, with the approval of the Company, acting reasonably.

"Director" means the Director appointed pursuant to Section 260 of the CBCA.

"Director of Investments" means the Director of Investments appointed under Section 6 of the Investment Canada Act.

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

"D&M" means DeGolyer and MacNaughton.

"D&M Opinion" means the opinion provided by D&M dated January 26, 2012, which states that the Company's internally generated estimates of proved and probable reserves attributable to the Company's properties in the United Kingdom North Sea and Nigeria and certain Canadian shale gas properties in the Reserves Information, in each case as further described in such opinion, are, in the aggregate, reasonable.

"DSU Plan 1" means the Company's amended and restated deferred share unit plan 1 — base compensation alternative for non-executive directors effective as of July 1, 2001, as amended and restated July 17, 2011, a copy of which is included in the Data Room.

"DSU Plan 2" means the Company's deferred share unit plan 2 — long term incentive plan for non-executive directors effective as of October 16, 2003, a copy of which is included in the Data Room.

"DSUs" means the outstanding deferred share units issued under the DSU Plan 1 and the DSU Plan 2.

"EDGAR" means the Electronic Data Gathering, Analysis and Retrieval System.

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" has the meaning ascribed thereto in the Plan of Arrangement.

"Employee Plans" means all health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension or supplemental retirement plans and other material employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of the Company or any of its Subsidiaries, Company Employees or former Company Employees, which are maintained by or binding upon the Company or any of its Subsidiaries or in respect of which the Company or any of its Subsidiaries has any actual or potential liability.

"Environmental Laws" means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health and safety, noise control, pollution, reclamation or the protection of the environment or to the generation, production, installation, use, storage, treatment, transportation, Release or threatened Release of Hazardous Substances, including civil responsibility for acts or omissions with respect to the environment, and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

"Exchange" or "Exchanges" means the TSX and/or the NYSE, as applicable.

"Exchange Act" means the United States Securities Exchange Act of 1934.

"Exon-Florio Amendment" means Section 721 of Title VII of the United States Defence Production Act of 1950.

"Exon-Florio Approval" means (i) CFIUS's completion of a review of the transactions contemplated by this Agreement with a determination that there are no unresolved national security issues or (ii) following review by CFIUS, a determination by the President not to use his powers under the Exon-Florio Amendment to block or unwind U.S. portions of the transactions contemplated by this Agreement.

"Fairness Opinions" means the opinion of RBC Capital Markets to the effect that, as of the date of this Agreement, the Consideration to be received by the Common Shareholders and by the Preferred Shareholders

is fair, from a financial point of view, to such holders, respectively, and the opinion of Goldman Sachs Canada Inc. to the effect that, as of the date of this Agreement, the Consideration to be received by the Common Shareholders is fair, from a financial point of view, to such holders.

"Final Order" means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

"Financial Advisors" means Goldman Sachs Canada Inc. and RBC Capital Markets.

"GAAP" means generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountants Handbook — Accounting, as applicable, at the relevant time, applied on a consistent basis.

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

"Hazardous Substances" means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to natural resources or worker or public health and safety or having a significant adverse effect upon the environment or human life or health.

"Hong Kong Listing Rules" means The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

"HSR Approval" means the expiration or early termination of any waiting period, and any extension thereof, applicable to the completion of the transactions contemplated by this Agreement under the HSR Act.

"ICA Approval" means the responsible Minister under the Investment Canada Act (the "Minister of Industry") having sent a notice to the Parent or the Purchaser stating that the Minister of Industry is satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada, or the Minister of Industry having been deemed to be satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada.

"Indemnified Persons" has the meaning ascribed thereto in Section 8.8(1).

"Intellectual Property" means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions, improvements, trade secrets, know-how, methods, processes, designs, technology, technical data and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; and (vii) any other intellectual property and industrial property.

"Interim Order" means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

"Investment Canada Act" means the Investment Canada Act (Canada).

"Key Regulatory Approvals" means the approvals listed on Schedule D and such other approvals agreed to by the Parties.

"Law" means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

"Legal Proceedings" has the meaning ascribed thereto in Section 8.5.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, prior claim, assignment, lien (statutory or otherwise), or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"Matching Period" has the meaning ascribed thereto in Section 5.4(1)(e).

"Material Adverse Effect" means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from:

  (a)
  any change affecting the oil and gas industry as a whole;

  (b)
  any change in currency exchange, interest or inflation rates or commodity, securities or general economic, financial or credit market conditions in Canada or elsewhere;

  (c)
  changes in the market price of crude oil, natural gas or related hydrocarbons;

  (d)
  any change in Law or GAAP;

  (e)
  any matter which has been expressly disclosed by the Company in the Company Disclosure Letter;

  (f)
  the failure of the Company to meet any internal or published projections, forecasts or estimates of revenues, earnings, cash flows or production or petroleum substances (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

  (g)
  any actions taken (or omitted to be taken) by the Company that is consented to by the Purchaser expressly in writing;

  (h)
  the announcement of this Agreement or any action taken by the Company or its Subsidiaries that is required pursuant to this Agreement including (i) any steps taken pursuant to Section 4.4 or Section 4.8 and (ii) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with any of its current or prospective employees, customers, distributors, suppliers or partners; or

  (i)
  any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

provided, however, that (i) with respect to clauses (a) through to and including (d), such matter does not have a materially disproportionate effect on the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the oil and gas industry generally; and (ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a "Material Adverse Effect" has occurred.

"Material Contract" means any Contract: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (ii) identified in Section 1.1 of the Company Disclosure Letter; (iii) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness (currently outstanding or which may become outstanding) for borrowed money in excess of $25,000,000 individually or $50,000,000 in the aggregate, excluding guarantees or intercompany liabilities or obligations between two or more wholly-owned Subsidiaries of the Company or between the Company and one or more of its wholly-owned Subsidiaries; (iv) restricting the incurrence of indebtedness by the Company or any of its Subsidiaries or (including by requiring the granting of an equal and rateable Lien) the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or restricting the payment of dividends by the Company or by any of its Subsidiaries; (v) that creates an exclusive dealing arrangement or right of first offer or refusal, other than joint operating agreements, bidding agreements and other industry standard agreements entered into in the Ordinary Course, in each case, which do not create any material exclusive dealing arrangement or right of first offer or refusal; (vi) that is a Collective Agreement or other agreement with a union; (vii) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $50,000,000 other than crude oil contracts entered into in the Ordinary Course; (viii) that limits or restricts in any material respect (A) the ability of the Company or any Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Company or any of its Subsidiaries may sell products or deliver services; or (ix) that requires the consent of any other party to the Contract to a change in control of the Company or any of its Subsidiaries.

"McDaniel" means McDaniel & Associates Consultants Ltd.

"McDaniel in situ Opinion" means the opinion provided by McDaniel dated January 26, 2012, which states that the Company's internally generated estimates of proved and probable reserves attributable to the Company's in situ oil sands properties in the Reserves Information, as further described in such opinion, are, in the aggregate, reasonable.

"McDaniel Opinions" means, collectively, the McDaniel in situ Opinion and the McDaniel Syncrude Opinion.

"McDaniel Syncrude Opinion" means the opinion provided by McDaniel dated January 26, 2012, which states that the Company's internally generated estimates of proved and probable reserves attributable to the Company's interest in the Syncrude property in the Reserves Information, as further described in such opinion, are, in the aggregate, reasonable.

"MI 61-101" means Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.

"Misrepresentation" has the meaning ascribed thereto under Securities Laws.

"Money Laundering Laws" has the meaning ascribed thereto in Paragraph (50) of Schedule E.

"No Action Letter" means written confirmation from the Commissioner of Competition that she or he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.

"Notes due 2015" means the 5.20% notes of the Company due March 10, 2015.

"Notes due 2017" means the 5.65% notes of the Company due May 15, 2017.

"Notes due 2019" means the 6.20% notes of the Company due July 30, 2019.

"Notes due 2028" means the 7.40% notes of the Company due May 1, 2028.

"Notes due 2032" means the 7.875% notes of the Company due March 15, 2032.

"Notes due 2035" means the 5.875% notes of the Company due March 10, 2035.

"Notes due 2037" means the 6.40% notes of the Company due May 15, 2037.

"Notes due 2039" means the 7.50% notes of the Company due July 30, 2039.

"NYSE" means the New York Stock Exchange.

"officer" has the meaning ascribed thereto in the Securities Act (Alberta).

"OHSL" has the meaning ascribed thereto in Paragraph (38) of Schedule E.

"Ordinary Course" means, with respect to an action taken by the Company, that such action is consistent with the past practices of the Company and is taken in the ordinary course of the normal day-to-day operations of the business of the Company.

"Outside Date" means January 31, 2013 or such later date as may be agreed to in writing by the Parties, provided that if the Effective Date is not expected to occur by January 31, 2013 as a result of the failure to satisfy the condition set forth in either Section 6.1(3) or Section 6.2(3), then any Party may elect, by notice in writing delivered to the other Parties by no later than 5:00 p.m. (Calgary time) on the date that is not less than five days prior to such date or, in the case of any subsequent extensions, the date that is not less than five days prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than 15 days, provided that in aggregate such extensions shall not exceed 75 Business Days from January 31, 2013; provided that notwithstanding the foregoing a Party shall not be permitted to extend the Outside Date if the failure to satisfy the condition set forth in either Section 6.1(3) or Section 6.2(3) is primarily the result of such Party's failure to comply with its covenants herein.

"Parent" means CNOOC Limited, a corporation incorporated under the laws of Hong Kong with limited liability.

"Parent Disclosure" means any announcement or circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, any such announcement or circular, as amended, supplemented or otherwise modified from time to time, to be published or issued by the Parent in connection with the Arrangement in accordance with the requirements of the Hong Kong Listing Rules.

"Parties" means the Company, the Parent and the Purchaser and "Party" means any one of them.

"Permitted Dividends" means, in respect of Common Shares, a dividend not in excess of $0.05 per Common Share per quarter consistent with the Company's current practice (including with respect to timing), and in respect of the Preferred Shares, regular quarterly dividends payable on the Preferred Shares in accordance with the terms of such Preferred Shares, as set out in the Company's Constating Documents.

"Permitted Liens" means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

  (a)
  Liens for Taxes which are not due or delinquent;

  (b)
  easements, rights of way, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the PNG Interests;

  (c)
  inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the Company Assets, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any Company Assets and in respect of which adequate holdbacks are being maintained as required by Law;

  (d)
  Liens incurred, created and granted in the Ordinary Course to a public utility, municipality or Governmental Entity in connection with operations conducted with respect to the Company Assets, but only to the extent those liens relate to costs and expenses for which payment is not due;

  (e)
  the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit forming part of the Company Assets, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

  (f)
  the reservations, limitations, provisos and conditions in any original grant from the applicable Governmental Entity of any of the lands forming part of the Company Assets, or interests in them and statutory exceptions to title;

  (g)
  the right of general application reserved to or vested in any Governmental Entity to levy taxes on petroleum and natural gas substances or the revenue from them, and governmental restrictions on production rates or on the operation of any property or otherwise affecting the value of any property; and

  (h)
  rights reserved or vested in any Governmental Entity to control or regulate the Company Assets in any manner.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Plan of Arrangement" means the plan of arrangement, substantially in the form set out in Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"PNG Interests" has the meaning ascribed thereto in Paragraph (22) of Schedule E.

"PRC Approvals" means any approvals required to be obtained from Governmental Entities in the People's Republic of China in order for the Parent and the Purchaser to complete the transactions contemplated by this Agreement.

"Pre-Acquisition Reorganization" has the meaning ascribed thereto in Section 4.8(1).

"Preferred Shareholder Resolution" means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by Preferred Shareholders, substantially in the form set out in Schedule C.

"Preferred Shareholders" means the registered and/or beneficial holders of the Preferred Shares, as the context requires.

"Preferred Shares" means the second series of Preferred Shares designated as "Cumulative Redeemable Class A Rate Reset Preferred Shares, Series 2" in the capital of the Company, as constituted on the date hereof.

"Process Agent" has the meaning ascribed thereto in Section 8.5.

"Protective Waiver" has the meaning ascribed thereto in Paragraph (42) of Schedule E.

"Purchaser" means CNOOC Canada Holding Ltd., a corporation incorporated under the laws of Canada.

"Regulatory Approvals" means, any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required or advisable under Laws in connection with the Arrangement, including the Key Regulatory Approvals.

"Release" has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment.

"Representative" has the meaning ascribed thereto in Section 5.1(1).

"Reserves Disclosure" means the disclosure relating to the Company's reserves: (i) under the heading "Reserves, Production and Related Information" in the annual information form of the Company for the year ended December 31, 2011 and dated February 15, 2012; and (ii) in Appendix B to the annual information form of the Company for the year ended December 31, 2011 and dated February 15, 2012.

"Reserves Information" means the estimates of the Company's reserves as at December 31, 2011, the estimates of discounted future net cash flows prepared as of December 31, 2011 and the estimates of future net revenue described in the Reserves Disclosure.

"Reverse Termination Fee" has the meaning ascribed thereto in Section 8.2(4).

"Rights Plan" means the amended and restated shareholder rights plan agreement between the Company and CIBC Mellon Trust Company, as rights agent, dated as of April 27, 2011.

"RSU Plan" means the Company's restricted share unit plan as amended and restated effective as of February 15, 2012, a copy of which is included in the Data Room.

"RSUs" means the restricted share units issued under the RSU Plan and shall include, for greater certainty, any performance share units issued under the RSU Plan.

"Ryder Scott" means Ryder Scott Company L.P.

"Ryder Scott Opinion" means the opinion provided by Ryder Scott dated January 26, 2012, which states that the Company's internally generated estimates of proved and probable reserves attributable to the Company's Gulf of Mexico properties in the Reserves Information, in each case as further described in such opinion, are, in the aggregate, reasonable.

"Securities Authority" means the United States Securities and Exchange Commission, the Alberta Securities Commission and the applicable securities commissions or securities regulatory authority of a province or territory of Canada.

"Securities Laws" means the Securities Act (Alberta) and any other applicable Canadian provincial and territorial, United States federal and state securities laws, rules and regulations and published policies thereunder.

"SEDAR" means the System for Electronic Document Analysis and Retrieval.

"STARs" means the stock appreciation rights issued under the STARs Plan and shall include, for greater certainty, any STARs with performance conditions issued under the STARs Plan.

"STARs Plan" means the Company's stock appreciation rights plan effective July 13, 2001, as amended December 4, 2006, a copy of which is included in the Data Room.

"Stock Option Plan" means the Company's stock option plan effective February 27, 1998, as amended December 15, 1998, September 15, 1999, April 17, 2000, May 2, 2001, May 6, 2003, July 1, 2004 (at which time it was renamed the "Tandem Option Plan") and June 30, 2007, a copy of which is included in the Data Room.

"Subordinated Notes due 2043" means the 7.35% subordinated notes of the Company due November 1, 2043.

"Subsidiary" has the meaning ascribed thereto in the Securities Act (Alberta).

"Superior Proposal" means any unsolicited bona fide written Acquisition Proposal from a Person who is an arm's length third party made after the date of this Agreement: (i) to acquire not less than all of the outstanding Common Shares or all or substantially all of the assets of the Company on a consolidated basis; (ii) that complies with Securities Laws and did not result from or involve a breach of this Agreement or any agreement between the Person making such Acquisition Proposal and the Company; (iii) that is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (iv) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (v) that is not subject to any due diligence and/or access condition; and (vi) in respect of which the Board and any relevant committee thereof determines, in its good faith judgment, after receiving the advice of its outside legal counsel and its financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to Common Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)).

"Superior Proposal Notice" has the meaning ascribed thereto in Section 5.4(1)(c).

"Tax Act" means the Income Tax Act (Canada).

"Tax Returns" means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

"Taxes" means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers' compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

"Technology" has the meaning ascribed thereto in Paragraph (33) of Schedule E.

"Terminating Party" has the meaning ascribed thereto in Section 4.10(3).

"Termination Fee" has the meaning ascribed thereto in Section 8.2(2).

"Termination Fee Event" has the meaning ascribed thereto in Section 8.2(2).

"Termination Notice" has the meaning ascribed thereto in Section 4.10(3).

"TSX" means the Toronto Stock Exchange.

"wilful breach" means a material breach that is a consequence of any act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

Section 1.2        Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

  (1)
  Headings, etc.    The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

  (2)
  Currency.    All references to dollars or to $ are references to Canadian dollars, unless specified otherwise.

  (3)
  Gender and Number.    Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

  (4)
  Certain Phrases, etc.    The words (i) "including", "includes" and "include" mean "including (or includes or include) without limitation," (ii) "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of," and (iii) unless stated otherwise, "Article", "Section", and "Schedule" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term "made available" means (i) copies of the subject materials were included in the Data Room, (ii) copies of the subject materials were provided to the Purchaser, or (iii) the subject material was listed in the Company Disclosure Letter or referred to in the Data Room and copies were provided to the Purchaser by the Company if requested.

  (5)
  Capitalized Terms.    All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

  (6)
  Knowledge.    Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the actual knowledge of Kevin J. Reinhart (Interim President and Chief Executive Officer), Una M. Power (Interim Chief Financial Officer and Senior Vice President, Corporate Planning and Business Development), Alan O'Brien (Senior Vice President, General Counsel and Secretary), James Arnold (Senior Vice President, Oil Sands), Ronald Bailey (Senior Vice President, Natural Gas Canada), Katherine Hughes (Executive Vice President, International Oil & Gas) and Kevin McLachlan (Vice President, Global Exploration), after due and diligent inquiry.

  (7)
  Accounting Terms.    All accounting terms are to be interpreted in accordance with GAAP and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with GAAP.

  (8)
  Statutes.    Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

  (9)
  Computation of Time.    A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

  (10)
  Time References.    References to time are to local time, Calgary, Alberta.

  (11)
  Subsidiaries.    To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company, each such provision shall be construed as a covenant by the Company to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

  (12)
  Schedules.    The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

ARTICLE 2

THE ARRANGEMENT

Section 2.1        Arrangement

        The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2        Interim Order

        As soon as reasonably practicable after the date of this Agreement, the Company shall apply in a manner reasonably acceptable to the Purchaser pursuant to Section 192 of the CBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

  (i)
  for the classes of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

  (ii)
  that the required level of approval for the Arrangement Resolution shall be two-thirds of the votes cast on such resolution by Common Shareholders present in person or represented by proxy at the Company Meeting and that the required level of approval for the Preferred Shareholder Resolution shall be two-thirds of the votes cast on such resolution by Preferred Shareholders present in person or represented by proxy at the Company Meeting;

  (iii)
  that, in all other respects, the terms, restrictions and conditions of the Company's Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

  (iv)
  for the grant of the Dissent Rights to those Affected Shareholders who are registered Affected Shareholders as contemplated in the Plan of Arrangement;

  (v)
  for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

  (vi)
  that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

  (vii)
  that the record date for the Affected Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) of the Company Meeting, unless required by applicable Laws; and

  (viii)
  for such other matters as the Purchaser may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed.

Section 2.3        The Company Meeting

(1)
The Company shall:

(a)
convene and conduct the Company Meeting in accordance with the Interim Order, the Company's Constating Documents and Law as soon as reasonably practicable (and the Company will use all reasonable commercial efforts to do so on or before September 21, 2012), and, in this regard, the Company shall abridge, as necessary, any time periods that may be abridged under Securities Laws, for the purpose of considering the Arrangement Resolution and the Preferred Shareholder Resolution and for any other proper purpose as may be set out in the Company Circular and agreed to by the Purchaser, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except as required or permitted under Section 2.3(1)(h), Section 4.10(3) or Section 5.4(5), or as required for quorum purposes (in which case, the Company Meeting, shall be adjourned and not cancelled) or as required by applicable Law or by a Governmental Entity;

(b)
subject to the terms of this Agreement and compliance by the directors and officers of the Company with their fiduciary duties, use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and the Preferred Shareholder Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution or the Preferred Shareholder Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, acting reasonably, using proxy solicitation services firms and cooperating with any Persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution and the Preferred Shareholder Resolution;

(c)
provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services firm, as requested from time to time by the Purchaser;

(d)
consult with the Purchaser in fixing the date of the Company Meeting and the record date of the Company Meeting and give notice to the Purchaser of the Company Meeting and allow the Purchaser's representatives and legal counsel to attend the Company Meeting;

(e)
promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution and the Preferred Shareholder Resolution;

  (f)
  promptly advise the Purchaser of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement and/or purported exercise or withdrawal of Dissent Rights by Affected Shareholders. The Company shall not settle or compromise or agree to settle or compromise any such claims without the prior written consent of the Purchaser, not to be unreasonably withheld;

  (g)
  not change the record date for the Affected Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law; and

  (h)
  if the Company Meeting is to be held during a Matching Period, at the request of Purchaser, adjourn or postpone the Company Meeting to a date specified by the Purchaser that is not later than 15 Business Days after the date on which the Company Meeting was originally scheduled and in any event to a date that is not later than five Business Days prior to the Outside Date.

Section 2.4        The Company Circular

(1)
Subject to the Purchaser's compliance with Section 2.4(4), the Company shall promptly prepare and complete, in consultation with the Purchaser, the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Affected Shareholder and other Persons as required by the Interim Order and Law, in each case using all reasonable commercial efforts so as to permit the Company Meeting to be held by the date specified in Section 2.3(1).

(2)
The Company shall ensure that the Company Circular complies in all material respects with Law, does not contain any Misrepresentation and provides the Affected Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy of the Fairness Opinions; (ii) a statement that the Board has received the Fairness Opinions, and has unanimously, after receiving legal and financial advice, determined that the Arrangement is in the best interests of the Company and recommends that Affected Shareholders, as applicable, vote in favour of the Arrangement Resolution and the Preferred Shareholder Resolution (the "Board Recommendation"); and (iii) a statement that each director and executive officer of the Company intends to vote all of such individual's Company Shares in favour of the Arrangement Resolution and the Preferred Shareholder Resolution, as applicable.

(3)
The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its counsel, and agrees that all information relating solely to the Purchaser included in the Company Circular must be in a form and content satisfactory to the Purchaser, acting reasonably.

(4)
The Purchaser shall provide all necessary information concerning the Purchaser that is required by Law to be included by the Company in the Company Circular or other related documents to the Company in writing, and shall ensure that such information does not contain any Misrepresentation.

(5)
The Company shall promptly notify the Purchaser if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Affected Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5        Final Order

        If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA, as soon as reasonably practicable, but in any event not later than three Business Days after the Arrangement Resolution is passed at the Company Meeting.

Section 2.6        Court Proceedings

        In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order and the Company will provide the Purchaser and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information required to be supplied by the Purchaser for inclusion in such material, prior to the service and filing of that material, and will accept the reasonable comments of the Purchaser and its legal counsel with respect to any such information required to be supplied by the Purchaser and included in such material and any other matters contained therein. The Company will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to the Purchaser making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably. The Company will also provide legal counsel to the Purchaser on a timely basis with copies of any notice and evidence served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order. Subject to Laws, the Company will not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with the Purchaser's prior written consent, such consent not to be unreasonably withheld or delayed; provided that nothing herein shall require the Purchaser to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser's obligations, or diminishes or limits the Purchaser's rights, set forth in any such filed or served materials or under this Agreement.

Section 2.7        Employment Matters

(1)
Unless otherwise agreed in writing between the Parties, each of the Parent and Purchaser covenant and agree, and after the Effective Time will cause the Company and any successor to the Company to covenant and agree that the Company Employees, unless their employment is terminated, shall be provided with compensation not less than, and benefits that are, in the aggregate, no less favourable than, those provided to such Company Employees immediately prior to the Effective Time.

(2)
Each of the Parent and the Purchaser covenant and agree, and after the Effective Time will cause the Company and any successor to the Company, to honour and comply in all material respects with the terms of all existing change of control agreements and employment and severance obligations of the Company and its Subsidiaries and all obligations of the Company and its Subsidiaries under the Employee Plans.

(3)
Each of the Parent and the Purchaser covenant and agree, and after the Effective Time will cause the Company and any successor to the Company to covenant and agree, to cause the Company to allocate and pay out to the Company Employees bonus amounts in respect of the calendar year ending December 31, 2012 in accordance with the Company's customary year-end bonus practices consistently applied in accordance with prior years, the particulars of which have been set forth in Section 2.7(3) of the Company Disclosure Letter.

(4)
Each of the Parent and the Purchaser agree and acknowledge that the Company shall institute special bonus programs in connection with the Arrangement, the particulars of which have been set forth in Section 2.7(4) of the Company Disclosure Letter and, subject to completion of the Arrangement, each of the Parent and the Purchaser covenant and agree to cause the Company to allocate and pay out to the Company Employees bonus amounts pursuant to the terms of such bonus programs.

(5)
Notwithstanding anything in this Section 2.7 to the contrary, the terms of this Section 2.7 shall not apply to any Company Employee who is covered by a Collective Agreement and instead, the terms and conditions of employment of each such Company Employee following the Effective Time shall be governed by the terms of the applicable Collective Agreement.

Section 2.8        Articles of Arrangement and Effective Date

(1)
The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement attached to this Agreement as Schedule A, as it may be amended from time to time by written agreement of the Parties hereto.

(2)
The Company shall send the Articles of Arrangement to the Director no later than the second Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties.

(3)
The closing of the Arrangement will take place at the offices of Blake, Cassels & Graydon LLP, in Calgary, Alberta, or at such other location as may be agreed upon by the Parties.

Section 2.9        Payment of Consideration

        The Purchaser shall, immediately prior to the sending by the Company of the Articles of Arrangement to the Director provide the Depositary with sufficient funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably) to satisfy: (i) the aggregate Consideration per Common Share as provided in the Plan of Arrangement; and (ii) if the Preferred Shareholder Resolution is passed, the aggregate Consideration per Preferred Share.

Section 2.10        Adjustments to Consideration

        If, on or after the date of this Agreement, the Company sets a record date for any dividend or other distribution on the Company Shares (other than Permitted Dividends) that is prior to the Effective Time or the Company pays any dividend or other distribution on the Company Shares (other than Permitted Dividends) prior to the Effective Time: (i) to the extent that the amount of such dividends or distributions per Company Share does not exceed the applicable Consideration per Company Share, the applicable Consideration per Company Share shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Company Share exceeds the applicable Consideration per Company Share, such excess amount shall be placed in escrow for the account of the Purchaser or another Person designated by the Purchaser.

Section 2.11        Taxation of Company Options

        The Parties acknowledge that no deduction will be claimed by the Company in respect of any payment made to a holder of Company Options in respect of the Company Options pursuant to the Plan of Arrangement who is a resident of Canada or who is employed in Canada (both within the meaning of the Tax Act), in computing the Parties' taxable income under the Tax Act, and the Company shall: (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of Company Options, and (ii) provide evidence in writing of such election to holders of Company Options, it being understood that holders of Company Options shall be entitled to claim any deductions available to such persons pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender of Company Options. The Parties agree that this Section 2.11 shall also apply, mutatis mutandis, with respect to any payment made to a holder of STARs (in respect of the STARs) pursuant to the Plan of Arrangement provided that such holder (a) is either a resident of Canada or employed in Canada (both within the meaning of the Tax Act), and (b) is otherwise eligible to claim a deduction under paragraph 110(1)(d) of the Tax Act in respect of such payment.

Section 2.12        Withholding Taxes

        The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Company Securityholders under the Plan of Arrangement such amounts as the Purchaser, the Company or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to the Company Securityholders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

Section 2.13        List of Shareholders

        At the reasonable request of the Purchaser from time to time, the Company shall, as soon as reasonably practicable, provide the Purchaser with a list (in both written and electronic form) of the registered Affected Shareholders, together with their addresses and respective holdings of Company Shares, with a list of the names and addresses and holdings of all Persons having rights issued by the Company to acquire Company Shares (including holders of Company Options) and a list of non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares, all as of a date that is as close as reasonably practicable prior to the date of delivery of such lists. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Affected Shareholders and lists of holdings and other assistance as the Purchaser may reasonably request.

Section 2.14        Parent Guarantee

        The Parent hereby unconditionally and irrevocably guarantees in favour of the Company the due and punctual performance by the Purchaser of the Purchaser's obligations hereunder. The Parent hereby agrees that the Company shall not have to proceed first against the Purchaser in respect of any such matter before exercising its rights under this guarantee against the Parent and agrees to be liable for all guaranteed obligations as if it were the principal obligor of such obligations.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1        Representations and Warranties of the Company

(1)
Except as set forth in the Company Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any section of the Company Disclosure Letter shall only be deemed to be an exception to (or, as applicable, disclosure for the purposes of) the representations and warranties of the Company that are contained in the corresponding section of this Agreement), the Company represents and warrants to the Purchaser and to the Parent as set forth in Schedule E and acknowledges and agrees that the Purchaser and the Parent are relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)
Except for the representations and warranties set forth in this Agreement, neither the Company nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Company.

(3)
The Company shall be permitted to include an express cross-reference to an item in the Company Filings in the Company Disclosure Letter provided that the disclosure in the Company Filings that is expressly cross-referenced is meaningful and not misleading and further provided that no qualification or disclosure shall include any reference to any forward-looking information or anything in the risk factors section of the Company Filings or similar language contained therein.

(4)
The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time.

Section 3.2        Representations and Warranties of the Parent and Purchaser

(1)
The Parent and Purchaser jointly and severally represent and warrant to the Company as set forth in Schedule F and acknowledge and agree that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)
Except for the representations and warranties set forth in this Agreement, neither the Parent nor Purchaser nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Parent or the Purchaser.

(3)
The representations and warranties of the Parent and Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time.

ARTICLE 4

COVENANTS

Section 4.1        Conduct of Business of the Company

(1)
The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of the Purchaser, (ii) as required or permitted by this Agreement, (iii) as required by Law or (iv) as contemplated by the Company 2012 Budget, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course, in a proper and prudent manner and in accordance with good industry practice and Laws, and the Company shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries' business organization, assets (including, for greater certainty, the Company Assets), properties, employees, goodwill and business relationships with customers, suppliers, distributors, licensors, partners and other Persons with which the Company or any of its Subsidiaries has business relations and to perform and comply with all of its obligations under the Material Contracts and where it is an operator of any property, it shall, in all material respects, operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property.

(2)
Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except with the express prior written consent of the Purchaser (not to be unreasonably withheld, conditioned or delayed), as required or permitted by this Agreement, as required by Law or as contemplated by the Company 2012 Budget or the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)
amend its articles of incorporation, articles of amalgamation, by-laws or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(b)
split, combine or reclassify any shares of the Company or of any Subsidiary;

(c)
except as disclosed in Section 4.1(2)(c) of the Company Disclosure Letter, redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries;

(d)
issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any shares of capital stock, securities, any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock, of the Company or any of its Subsidiaries, except for the issuance of Common Shares issuable upon the exercise of the currently outstanding Company Options and pursuant to the Company DRIP;

(e)
acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses (i) having a cost, on a per transaction or series of related transactions basis, in excess of $15,000,000 and subject to a maximum of $25,000,000 for all such transactions, or (ii) if such acquisition would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement;

  (f)
  reorganize, amalgamate or merge the Company, or, to the extent prejudicial to the Arrangement or to the Purchaser, any Subsidiary of the Company;

  (g)
  reduce the stated capital of the shares of the Company or any of its Subsidiaries;

  (h)
  except as disclosed in Section 4.1(2)(h) of the Company Disclosure Letter, adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

  (i)
  sell, pledge, lease, dispose of, lose the right to use, mortgage, license, encumber or otherwise dispose of or transfer any assets of the Company or of any of its Subsidiaries or any interest in any assets of the Company and its Subsidiaries having a value greater than $15,000,000 in the aggregate, other than production and inventory sold in the Ordinary Course;

  (j)
  except as disclosed in Section 4.1(2)(j) of the Company Disclosure Letter, make any capital expenditure or commitment to do so which individually, or in the aggregate, exceeds $40,000,000;

  (k)
  make any material Tax election, information schedule, return or designation, settle or compromise any material Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods or reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

  (l)
  knowingly take any action or knowingly permit inaction or knowingly enter into any transaction that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost "bump" pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any affiliates or Subsidiaries and other non-depreciable capital property owned by the Company or any of its Subsidiaries on the date hereof, upon an amalgamation or winding-up of the Company or any of its Subsidiaries (or any of their respective successors);

  (m)
  except in connection with customary cash management activities, make, in one transaction or in a series of related transactions, any loans, advances or capital contributions to, or investments in, in an amount on a per transaction or series of related transactions basis in excess of $30,000,000 individually and $40,000,000 in the aggregate, any other Person, other than the Company or any wholly-owned Subsidiary of the Company;

  (n)
  prepay any long-term indebtedness before its scheduled maturity or create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, in excess of $15,000,000 other than (i) indebtedness owing by one wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company or of the Company to another wholly-owned Subsidiary of the Company, (ii) in connection with the refinancing of indebtedness outstanding on the date hereof in the Ordinary Course, (iii) in connection with advances in the Ordinary Course under the Company's or any Subsidiary's existing credit facilities, or (iv) indebtedness entered into in the Ordinary Course or in connection with the Arrangement; provided that any indebtedness created, incurred, refinanced, assumed or for which the Company or any of its Subsidiaries becomes liable in accordance with (ii) – (iv) shall be prepayable at the Effective Time without premium, penalty or other incremental costs (including breakage costs) in excess of $10,000,000, in the aggregate;

  (o)
  except pursuant to the Company's policy set forth in Section 4.1(2)(o) of the Company Disclosure Letter, enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

  (p)
  other than in the Ordinary Course or as disclosed in Section 4.1(2)(p) of the Company Disclosure Letter, make any bonus or profit sharing distribution or similar payment of any kind;

  (q)
  make any material change in the Company's methods of accounting, except as required by concurrent changes in GAAP;

  (r)
  except as disclosed in Section 4.1(2)(r) of the Company Disclosure Letter or in the Ordinary Course, grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any Company Employees;

  (s)
  except as required by Law or pursuant to a Collective Agreement: (i) increase any severance, change of control or termination pay to (or amend any existing arrangement with) any Company Employee or any director of the Company or any of its Subsidiaries; (ii) increase the benefits payable under any existing severance or termination pay policies with any Company Employee or any director of the Company or any of its Subsidiaries; (iii) increase the benefits payable under any employment agreements with any Company Employee or any director of the Company or any of its Subsidiaries (other than, in the case of a Company Employee who is not a director or executive officer of the Company, in the Ordinary Course); (iv) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any Company Employee or any director of the Company or any of its Subsidiaries (other than, in the case of a Company Employee who is not a director or executive officer of the Company, in the Ordinary Course); or (v) increase compensation, bonus levels or other benefits payable to any Company Employee or any director of the Company (other than, in the case of a Company Employee who is not a director or executive officer of the Company, in the Ordinary Course);

  (t)
  except as required by Law or as disclosed in Section 4.1(2)(t) of the Company Disclosure Letter, adopt any new Employee Plan or any amendment or modification of an existing Employee Plan;

  (u)
  cancel, waive, release, assign, settle or compromise any material claims or rights;

  (v)
  commence, waive, release, assign, settle or compromise any litigation, proceedings or governmental investigations in excess of an amount of $15,000,000 individually or $25,000,000 in the aggregate or which would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement;

  (w)
  except in the Ordinary Course, amend or modify in any material respect or terminate or waive any material right under any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

  (x)
  except as required by Law, enter into, amend or modify any union recognition agreement, Collective Agreement or similar agreement with any trade union or representative body;

  (y)
  except as contemplated in Section 4.11, amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company or any Subsidiary in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

  (z)
  in respect of any Company Assets, waive, release, let lapse, grant or transfer any material right or value or amend, modify or change, or agree to amend, modify or change, in any material respect any Company Leases, any existing material Authorization, right to use, lease, contract, production sharing agreement, government land concession, Intellectual Property rights, or other material document;

  (aa)
  except in the Ordinary Course, surrender or abandon any of its PNG Interests;

  (bb)
  abandon or fail to diligently pursue any application for any material Authorizations, leases, permits or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, leases or registrations;

  (cc)
  resign or take any action which would result in the Company's resignation or replacement as operator of any of the Company Assets for which the Company is the current operator;

  (dd)
  enter into or amend any Contract with any broker, finder or investment banker, including any amendment of any of the Contracts listed in Section 4.1(2)(dd) of the Company Disclosure Letter; or

  (ee)
  authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Section 4.2        Covenants of the Company Relating to the Arrangement

(1)
The Company shall perform, and shall cause its Subsidiaries to perform, all obligations required or desirable to be performed by the Company or any of its Subsidiaries under this Agreement, co-operate with the Purchaser and Parent in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)
use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)
use all commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary or advisable to be obtained under the Material Contracts in connection with the Arrangement or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incurring any liability or obligation without the prior written consent of the Purchaser;

(c)
use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement;

(d)
use all commercially reasonable efforts to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(e)
not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement; and

(f)
use commercially reasonable efforts to assist in effecting the resignations of each member of the Board and the board of directors of each of the Company's Subsidiaries (in each case to the extent requested by Purchaser), and causing them to be replaced by Persons nominated by Purchaser effective as of the Effective Time.

(2)
The Company shall promptly notify the Purchaser in writing of:

(a)
any Material Adverse Effect or any change, effect, event, development, occurrence, circumstance or state of facts which could reasonably be expected to have a Material Adverse Effect;

(b)
any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

  (c)
  any notice or other communication from any material supplier, marketing partner, customer, distributor or reseller to the effect that such supplier, marketing partner, customer, distributor or reseller is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Company or any of its Subsidiaries as a result of this Agreement or the Arrangement; or

  (d)
  any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company, its Subsidiaries or the Company Assets.

(3)
The Company will, in all material respects, conduct itself so as to keep the Purchaser and Parent fully informed as to the material decisions outside of the Ordinary Course required to be made or actions required to be taken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by reason of confidentiality obligation owed to a third party for which a waiver could not be obtained.

Section 4.3        Covenants of the Purchaser and Parent Relating to the Arrangement

(1)
Each of the Purchaser and Parent shall perform all obligations required or desirable to be performed by it under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, each of the Purchaser and the Parent shall:

(a)
use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;

(b)
use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement;

(c)
use all commercially reasonable efforts, upon reasonable consultation with the Company, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement; and

(d)
not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2)
The Parent and Purchaser will ensure that the Purchaser has available funds to pay the Reverse Termination Fee, having regard to their respective other liabilities and obligations.

(3)
Each of the Purchaser and the Parent shall promptly notify the Company in writing of any notice or other communication from any Person (other than Governmental Entities in connection with Regulatory Approvals) alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement.

Section 4.4        Regulatory Approvals

(1)
As soon as reasonably practicable after the date hereof, the Purchaser, the Parent and the Company shall identify any Regulatory Approvals deemed by them to be necessary to discharge their respective obligations under this Agreement and each Party, or where appropriate, the Parties jointly, shall make all notifications, filings, applications and submissions with Governmental Entities required or advisable, and shall use its reasonable best efforts to obtain and maintain the Regulatory Approvals, including the Key Regulatory Approvals.

(2)
Without limiting the generality of Section 4.4(1), as soon as reasonably practicable after the date hereof:

(a)
(i) the Parent and Purchaser and the Company shall each file with the Commissioner of Competition the notice and information necessary to start the waiting period under Subsection 123(1) of the Competition Act, and (ii) the Parent and Purchaser shall file with the Commissioner of Competition a submission in support of a request for an advance ruling certificate under Subsection 102(1) of the Competition Act or, in the event that the Commissioner of Competition will not issue an advance ruling certificate, a No Action Letter in respect of the transactions contemplated by this Agreement;

(b)
the Parent and Purchaser shall file an application for review pursuant to Section 17 of the Investment Canada Act to the Director of Investments in respect of the transactions contemplated by this Agreement and, contemporaneously therewith or promptly thereafter, shall submit to the Director of Investments under the Investment Canada Act proposed written undertakings to Her Majesty in right of Canada;

(c)
each Party will file an appropriate filing of a notification and report form pursuant to the HSR Act in respect of the transactions contemplated by this Agreement;

(d)
the Parent, Purchaser and the Company shall jointly prepare and file with CFIUS a joint notice under the Exon-Florio Amendment in respect of the transactions contemplated by this Agreement; and

(e)
the Parent or the Purchaser shall pay any filing fee payable to a Governmental Entity in connection with a Regulatory Approval.

(3)
The Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals including providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required, or in the opinion of the Purchaser, acting reasonably, advisable, in connection with obtaining the Regulatory Approvals and use their best efforts to ensure that such information does not contain a misrepresentation; provided, however, that nothing in this provision shall require a Party to provide information that is not in its possession or not otherwise reasonably available to it. For greater certainty, each Party hereby agrees that from the date hereof until the earlier of: (i) the Effective Time; and (ii) this Agreement having been terminated in accordance with its terms, it shall use reasonable best efforts, and shall cause its Subsidiaries to use their reasonable best efforts, to obtain the Regulatory Approvals as soon as reasonably practicable.

(4)
The Parties shall (i) cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals and shall promptly notify each other of any communication (or, in the case of the ICA Approval, any material communication) from any Governmental Entity in respect of the Arrangement or this Agreement (other than with respect to the PRC Approvals, for which the Purchaser will keep the Company reasonably informed as to the status of the proceedings relating to obtaining such approvals or submissions of such information), (ii) respond, as soon as reasonably practicable, to any requests for information from a Governmental Entity in connection with obtaining a Regulatory Approval, and (iii) except in the case of the PRC Approvals or personal identifier information submitted to or requested by CFIUS in connection with obtaining the Exon-Florio Approval, not make any submissions or filings to any Governmental Entity related to the transactions contemplated by this Agreement, or participate in any meetings or any material conversations with any Governmental Entity in respect of any filings, submissions, investigations or other inquiries or matters related to the transactions contemplated by this Agreement, unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Entity, gives the other Party a reasonable opportunity to review drafts of any submissions or filings (and will give due consideration to any comments received from such other Party) and to attend and participate in any communications (or, in the case of the ICA Approval, material communications). In connection with the PRC Approvals, the ICA Approval and the Exon-Florio Approval, the Company shall not make any material submissions, applications, notifications, filings or representations to any Governmental Entity without the prior approval of the Parent and Purchaser or unless required under Law (provided that, if required under Law, the Company shall use its reasonable best efforts to give the Parent and the Purchaser prior oral or written notice of such requirement and a reasonable opportunity to review and comment on any such submissions, applications, notifications, filings or representations). Despite the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Party non-redacted versions of drafts and final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients.

(5)
Each Party shall promptly notify the other Party if it becomes aware that any (i) application, filing, document or other submission for a Regulatory Approval contains a misrepresentation, or (ii) any Regulatory Approval contains, reflects or was obtained following the submission of any application, filing, document or other submission containing a misrepresentation, such that an amendment or supplement may be necessary or advisable. In such case, the Parties will cooperate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

(6)
The Parties shall request that the Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis and, to the extent that a public hearing is held, the Parties shall request the earliest possible hearing date for the consideration of the Regulatory Approvals. Related thereto, the Parties, as applicable, shall promptly notify any Governmental Entity that is responsible for issuing a Regulatory Approval that it is prepared to meet, by telephone or in-person at the Governmental Entity's offices, with a view to obtaining the Regulatory Approvals on an expedited basis.

(7)
If any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law or as not satisfying any applicable legal text under a Law necessary to obtain the Regulatory Approvals, the Parties shall use their reasonable best efforts consistent with the terms of this Agreement to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.

(8)
Notwithstanding any of the foregoing, the covenants of the Parent and the Purchaser to use reasonable best efforts to obtain and maintain the Regulatory Approvals shall not require the Parent or the Purchaser to make or agree to any undertaking, agreement, or action required to obtain and maintain such Regulatory Approvals that would have a substantial negative financial impact on, or impose a substantial negative burden on, the Parent and the Purchaser (on a consolidated basis) or the Company and its Subsidiaries (on a consolidated basis) or the value thereof (in each case, on a consolidated basis).

Section 4.5        Parent Disclosure

        Subject to any confidentiality restrictions and applicable Laws, the Company shall use reasonable commercial efforts to provide to Parent all information regarding the Company, its Subsidiaries and its securities as reasonably required by applicable Laws for inclusion in the Parent Disclosure or other related documents or in any amendments or supplements thereto. The Company shall also use commercially reasonable efforts to obtain any necessary financial, technical or other expert information or reports required to be included in the Parent Disclosure from the Company's auditors and any other advisors, and to obtain any necessary cooperation and consents from such auditors and other advisors to the use of any such information and to the identification in the Parent Disclosure of each such advisors. The Company shall ensure that no such information will include any misrepresentation concerning the Company, its Subsidiaries and its securities. The Parent shall give the Company and its legal counsel a reasonable opportunity to review and comment on drafts of the Parent Disclosure and other related documents, and shall give reasonable consideration to any comments made by the Company and its counsel, and agrees that all information relating solely to the Company included in the Parent Disclosure must be in a form and content satisfactory to the Company, acting reasonably. If the Arrangement is not completed other than due to a breach by the Company of the terms and conditions of this Agreement, the Purchaser shall (a) forthwith reimburse the Company for all reasonable out-of-pocket costs and expenses incurred in connection with this Section 4.5; and (b) indemnify the Company for any losses or costs (other than those reimbursed in accordance with the foregoing) incurred by the Company and arising directly out of any action taken in respect of this Section 4.5, other than loss of profit.

Section 4.6        Access to Information; Confidentiality

(1)
From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to Law and the terms of any existing Contracts, the Company shall, and shall cause its Subsidiaries and their respective officers, directors, Company Employees, independent auditors, advisers and agents to, afford the Parent and Purchaser and to their officers, employees, agents, representatives such access as the Parent or Purchaser may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall make available to the Parent or Purchaser all data and information as the Parent and Purchaser may reasonably request (including continuing access to the Data Room); provided that: (i) the Parent or Purchaser provides the Company with reasonable notice of any request under this Section 4.6(1); (ii) access to any materials contemplated in this Section 4.6(1) shall be provided during the Company's normal business hours only; and (iii) the Company's compliance with any request under this Section 4.6(1) shall not unduly interfere with the conduct of the Company's business. Without limiting the foregoing and subject to the terms of any existing Contracts: (i) the Purchaser and Parent and their representatives shall, upon reasonable prior notice, have the right to conduct inspections of each of the PNG Interests and Company Leases; and (ii) the Company shall, upon either of the Parent's or Purchaser's request, facilitate discussions between the Parent or the Purchaser and any third party from whom consent may be required.

(2)
Investigations made by or on behalf of the Purchaser, whether under this Section 4.6 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

(3)
The Purchaser acknowledges that the Confidentiality Agreement continues to apply and that any information provided under Section 4.6(1) shall be subject to the terms of the Confidentiality Agreement.

Section 4.7        Privacy Matters

(1)
For the purposes of this section, "Transferred Information" means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents (a "Recipient") by or on behalf of another Party (a "Disclosing Party") as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement.

(2)
Each Disclosing Party acknowledges and confirms that the disclosure of Transferred Information is necessary for the purposes of determining if the Parties shall proceed with the transactions contemplated herein, and that the disclosure of Transferred Information relates solely to the carrying on of the business and the completion of the transactions contemplated herein.

(3)
Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of all documented purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and all additional documented purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by law, obtained the consent of such individual to such use or disclosure.

(4)
In addition to its other obligations hereunder, Recipient covenants and agrees to: (i) prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions; (ii) after the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (A) the Disclosing Party or Recipient have first notified such individual of such additional purpose, and where required by Laws, obtained the consent of such individual to such additional purpose, or (B) such use or disclosure is permitted or authorized by law, without notice to, or consent from, such individual;

  (iii) where required by law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient; (iv) return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated herein not be completed; and (v) notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Laws, obtained the individual's consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Laws.

(5)
Recipient shall at all times keep strictly confidential all Transferred Information provided to it, and shall instruct those employees or advisors responsible for processing such Transferred Information to protect the confidentiality of such information in a manner consistent with the Recipient's obligations hereunder and according to applicable Laws.

(6)
Recipient shall ensure that access to the Transferred Information shall be restricted to those employees or advisors of the respective Recipient who have a bona fide need to access such information in order to complete the transactions contemplated herein.

Section 4.8        Pre-Acquisition Reorganization

(1)
The Company agrees that, upon request by the Purchaser, the Company shall use all commercially reasonable efforts to: (i) effect such reorganizations of the Company's business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a "Pre-Acquisition Reorganization"); and (ii) co-operate with the Purchaser and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that: (i) the Pre-Acquisition Reorganizations are not prejudicial to securityholders of the Company (having regard to the indemnities provided herein); (ii) the Pre-Acquisition Reorganizations do not impair the ability of the Parent or the Purchaser to complete the Arrangement or delay the completion of the Arrangement; (iii) the Pre-Acquisition Reorganizations are effected as close as reasonably practicable prior to the Effective Time; (iv) none of the Company or its Subsidiaries is required to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of the Company incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 4.8; (v) the Pre-Acquisition Reorganizations do not result in any material breach by the Company or any of its Subsidiaries of any Contract or any breach by the Company or any of its Subsidiaries of their respective organizational documents or Law; and (vi) the Pre-Acquisition Reorganizations shall not become effective unless the Parent and the Purchaser each has waived or confirmed in writing the satisfaction of all conditions in its favour under Section 6.1 and Section 6.2 and shall have confirmed in writing that each of them is prepared to promptly and without condition (other than compliance with this Section 4.8(1)) proceed to effect the Arrangement. The Purchaser and Parent waive any breach of a representation, warranty or covenant by the Company, where such breach is a result of an action taken by the Company or a Subsidiary in good faith pursuant to a request by the Purchaser in accordance with this Section 4.8. The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 15 Business Days prior to the Effective Time. Upon receipt of such notice, the Purchaser and the Company shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are reasonably necessary, including making amendments to this Agreement or the Plan of Arrangement (provided that such amendments do not require the Company to obtain approval of securityholders of the Company (other than as properly put forward and approved at the Company Meeting)), to give effect to such Pre-Acquisition Reorganization. If the Arrangement is not completed other than due to a breach by the Company of the terms and conditions of this Agreement, the Purchaser shall (x) forthwith reimburse the Company for all reasonable out-of-pocket costs and expenses incurred in connection with any proposed Pre-Acquisition Reorganization; and (y) indemnify the Company for any losses or costs (other than those reimbursed in accordance with the foregoing) incurred by the Company and arising directly out of any Pre-Acquisition Reorganization, other than loss of profit, provided however, that such indemnity shall include any reasonable costs incurred by the Company in order to restore the organizational structure of the Company to a substantially identical structure of the Company as at the date hereof.

(2)
Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser may enter into transactions (the "Bump Transactions") designed to step up the tax basis in certain capital property of the Company for purposes of the Tax Act and agrees to use commercially reasonable efforts to provide information reasonably required by Purchaser in this regard on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions or any such other reorganizations or transactions as is reasonably requested by the Purchaser.

Section 4.9        Public Communications

        The Parties shall co-operate in the preparation of presentations, if any, to the Affected Shareholders regarding the Arrangement. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); provided that any Party that, in the opinion of its outside legal counsel, is required to make disclosure by Law (other than in connection with the Regulatory Approvals contemplated by Section 4.4) shall use its best efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure (other than with respect to confidential information contained in such disclosure). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure.

Section 4.10        Notice and Cure Provisions

(1)
Each Party shall promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)
cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)
result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)
Notification provided under this Section 4.10 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)
The Parent and Purchaser may not elect to exercise their right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i), unless the Party seeking to terminate this Agreement (the "Terminating Party") has delivered a written notice ("Termination Notice") to the other Party (the "Breaching Party") specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is 15 Business Days following receipt of such Termination Notice by Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of (a) five Business Days prior to the Outside Date and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.11        Insurance and Indemnification

(1)
Prior to the Effective Date, the Company shall purchase customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that the Purchaser will not be required to pay any amounts in respect of such coverage prior to the Effective Time.

(2)
The Purchaser shall honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries to the extent that they are disclosed in Section 4.11(2) of the Company Disclosure Letter or are otherwise on usual terms for indemnity arrangements, and acknowledges that such rights, to the extent that they are disclosed in Section 4.11(2) of the Company Disclosure Letter or are otherwise on usual terms for indemnity arrangements, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date. The provisions of this Section 4.11 shall be binding, jointly and severally, on all successors of the Purchaser.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1        Non-Solicitation

(1)
Except as expressly provided in this Article 5, the Company and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of the Company or of any of its Subsidiaries (collectively, "Representatives"), or otherwise, and shall not permit any such Person to:

(a)
solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)
enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Parent and the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)
withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, the Board Recommendation;

(d)
accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days will not be considered to be in violation of this Section 5.1 provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five Business Day period (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting)); or

(e)
accept or enter into (other than a confidentiality agreement permitted by and in accordance with Section 5.3) or publicly propose to accept or enter into any agreement, understanding or arrangements in respect of an Acquisition Proposal.

(2)
The Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than the Parent and the

  Purchaser) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, the Company will:

  (a)
  immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of the Company or of any of its Subsidiaries; and

  (b)
  within two Business Days, request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Company or any Subsidiary provided to any Person, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any Subsidiary, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)
The Company represents and warrants that since January 1, 2012, the Company has not waived any confidentiality, standstill or similar agreement or restriction to which the Company or any Subsidiary is a Party, and further covenants and agrees (i) that the Company shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or any Subsidiary is a party, and (ii) that neither the Company, nor any Subsidiary or any of their respective Representatives have or will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser's sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person's obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or any Subsidiary is a party, nor will they waive the application of the Rights Plan in favour of any third party.

Section 5.2        Notification of Acquisition Proposals

(1)
If the Company or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any Subsidiary, the Company shall immediately notify the Purchaser, at first orally, and then promptly and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide the Purchaser with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person. The Company shall keep the Purchaser fully informed on a current basis of the status of developments and (to the extent permitted by Section 5.3) negotiations with respect to any Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to the Purchaser copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to the Company by or on behalf of any Person making any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3        Responding to an Acquisition Proposal

(1)
Notwithstanding Section 5.1, if at any time prior to obtaining the approval of the Common Shareholders of the Arrangement Resolution, the Company receives a written Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition

  Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

  (a)
  the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal;

  (b)
  such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company or any of its Subsidiaries;

  (c)
  the Company has been, and continues to be, in compliance with its obligations under this Article 5;

  (d)
  prior to providing any such copies, access, or disclosure, the Company enters into a confidentiality and standstill agreement with such Person substantially in the same form as the confidentiality and standstill agreement entered into by the Company and the Parent and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to the Purchaser; and

  (e)
  the Company promptly provides the Purchaser with:

  (i)
  two Business Days prior written notice stating the Company's intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and

  (ii)
  prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.3(1)(d).

(2)
Nothing contained in this Agreement shall prevent the Board from complying with Section 2.17 of Multilateral Instrument 62-104 — Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors' circular in respect of an Acquisition Proposal.

Section 5.4        Right to Match

(1)
If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Common Shareholders the Board may, subject to compliance with Article 7 and Section 8.2, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)
the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction;

(b)
the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(c)
the Company has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the "Superior Proposal Notice");

(d)
the Company has provided the Purchaser a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to the Company in connection therewith;

(e)
at least four Business Days (the "Matching Period") have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 5.4(1)(d);

  (f)
  during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

  (g)
  after the Matching Period, the Board (i) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)) and (ii) has determined in good faith, after consultation with its outside legal counsel, that the failure by the Board to recommend that the Company enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

  (h)
  prior to or concurrently with entering into such definitive agreement the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii) and pays the Termination Fee pursuant to Section 8.2.

(2)
During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Board shall review any offer made by the Purchaser under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)
Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the securityholders of the Company or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new four Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 5.4(1)(d) with respect to the new Superior Proposal from the Company.

(4)
The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel.

(5)
If the Company provides a Superior Proposal Notice to the Purchaser on a date that is less than 10 Business Days before the Company Meeting, the Company shall either proceed with or shall postpone the Company Meeting to a date that is not more than 10 Business Days after the scheduled date of the Company Meeting, as directed by the Purchaser.

(6)
The Company shall advise its Subsidiaries and their respective Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company, its Subsidiaries or their respective Representatives is deemed to be a breach of this Article 5 by the Company.

 ARTICLE 6

CONDITIONS

Section 6.1        Mutual Conditions Precedent

        The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)
Arrangement Resolution.    The Arrangement Resolution has been approved and adopted by the Common Shareholders at the Company Meeting in accordance with the Interim Order.

(2)
Interim Order and Final Order.    The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)
Key Regulatory Approvals.    Each of the Key Regulatory Approvals has been made, given or obtained on terms acceptable to the Company and the Parent and the Purchaser, each acting reasonably (and, in the case of the Parent and the Purchaser, subject to compliance with the standard for acceptable terms established under Section 4.4), and each such Key Regulatory Approval is in force and has not been modified.

(4)
Illegality.    No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company, Parent or the Purchaser from consummating the Arrangement.

(5)
Articles of Arrangement.    The Articles of Arrangement to be sent to the Director under the CBCA in accordance with this Agreement shall be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

(6)
No Legal Action.    There is no action or proceeding (whether, for greater certainty, by a Governmental Entity or any other Person) pending or threatened in Canada, the United States or the United Kingdom that is reasonably likely to:

(a)
cease trade, enjoin or prohibit the Parent's or the Purchaser's ability to acquire, hold, or exercise full rights of ownership over, any Common Shares, including the right to vote the Common Shares;

(b)
prohibit the Arrangement, or the ownership or operation by the Parent or the Purchaser of any material portion of the business or assets of the Company and its Subsidiaries (taken as a whole) or, except as a consequence of the Regulatory Approvals (for greater certainty, without derogating from the rights of the Parent or the Purchaser under Section 6.1(3) and Section 6.2(3)), compel the Parent or the Purchaser to dispose of or hold separate any material portion of the business or assets of the Company and its Subsidiaries (taken as a whole) as a result of the Arrangement; or

(c)
materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect.

Section 6.2        Additional Conditions Precedent to the Obligations of the Purchaser

        The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)
Representations and Warranties.    (i) The representations and warranties of the Company set forth in this Agreement were true and correct as of the date of this Agreement and are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect (and, for this purpose, any reference to "material", "Material Adverse Effect" or other concepts of materiality in such representations and warranties shall be ignored) and (ii) the representations and warranties of the Company set forth in Paragraphs (1), (2), (3), (5)(a) and (b), (6),

  (8) and (47) of Schedule E were true and correct as of the date of this Agreement and are true and correct as of the Effective Time: (A) to the extent qualified by "Material Adverse Effect", in all respects; and (B) in all other cases, in all material respects (and, for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored) in each case, except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date; and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)
Performance of Covenants.    The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(3)
Approvals.    All Regulatory Approvals (other than the Key Regulatory Approvals) and all other third party consents, waivers, permits, orders and approvals (other than any such items required pursuant to the Hong Kong Listing Rules) that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the failure of which to obtain, individually or in the aggregate: (i) would be reasonably expected to have a Material Adverse Effect (excluding, in respect of Regulatory Approvals, clause (h)(i) of the definition of Material Adverse Effect) or to be material and adverse to the Parent and the Purchaser; or (ii) would reasonably be expected to materially impede or delay the completion of the Arrangement, shall have been obtained or received on terms that are acceptable to the Purchaser, acting reasonably (and, in respect of Regulatory Approvals, subject to compliance with the standard for acceptable terms established under Section 4.4).

(4)
Dissent Rights.    Dissent Rights have not been exercised with respect to more than 5% of the issued and outstanding Common Shares.

(5)
Material Adverse Effect.    There shall not have been or occurred a Material Adverse Effect.

Section 6.3        Additional Conditions Precedent to the Obligations of the Company

        The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)
Representations and Warranties.    The representations and warranties of the Parent and Purchaser set forth in this Agreement which are qualified by references to materiality were true and correct as of the date of this Agreement and are true and correct as of the Effective Time in all respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) and all other representations and warranties of the Parent and Purchaser set forth in this Agreement were true and correct as of the date of this Agreement and are true and correct as of the Effective Time in all material respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), in each case, except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not materially impede the completion of the Arrangement; and each of the Parent and Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers of the Parent and Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(2)
Performance of Covenants.    The Parent and Purchaser have fulfilled or complied in all material respects with each of the covenants of the Parent and Purchaser contained in this Agreement to be fulfilled or complied with by them on or prior to the Effective Time, except where the failure to comply with such covenants, individually or in the aggregate, would not materially impede completion of the Arrangement, and each of the Parent and Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers of the Parent and Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

Section 6.4        Satisfaction of Conditions

        The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director.

ARTICLE 7

TERM AND TERMINATION

Section 7.1        Term

        This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2        Termination

(1)
This Agreement may be terminated prior to the Effective Time by:

(a)
the mutual written agreement of the Parties; or

(b)
either the Company, the Parent or the Purchaser if:

(i)
the Arrangement Resolution is not approved by the Common Shareholders at the Company Meeting in accordance with the Interim Order;

(ii)
after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company, the Parent or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(iii)
the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)
the Company if:

(i)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) [Purchaser Reps and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.10(3); provided that any wilful breach shall be deemed to be incapable of being cured and the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) [Company Reps and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied; or

(ii)
prior to the approval by the Common Shareholders of the Arrangement Resolution, the Board authorizes the Company to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal in accordance with Section 5.4, provided the Company is then in compliance with Article 5 and that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with Section 8.2; or

(d)
the Parent or Purchaser if:

(i)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in

      Section 6.2(1) [Company Reps and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.10(3); provided that any wilful breach shall be deemed to be incapable of being cured and each of the Parent and the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(1) [Purchaser Reps and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied;

    (ii)
    (A) the Board or any committee of the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the Board Recommendation, (B) the Board or any committee of the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Company Meeting, if sooner)), (C) the Board or any committee of the Board accepts or enters into (other than a confidentiality agreement permitted by and in accordance with Section 5.3) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal, (D) the Board or any committee of the Board fails to publicly reaffirm the Board Recommendation within five Business Days after having been requested in writing by the Purchaser to do so (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting), or (E) the Company breaches Article 5 in any material respect;

    (iii)
    the condition set forth in Section 6.2(4) [Dissent Rights] is not capable of being satisfied by the Outside Date; or

    (iv)
    there has occurred a Material Adverse Effect.

(2)
The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party's exercise of its termination right.

Section 7.3        Effect of Termination/Survival

        If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 2.7 and Section 4.11 shall survive for a period of six years following such termination; and (b) in the event of termination under Section 7.2, Section 4.5, Section 4.8, this Section 7.3 and Section 8.2 through to and including Section 8.17 shall survive, and provided further that, subject to Section 8.2(5), no Party shall be relieved of any liability for any wilful breach by it of this Agreement.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1        Amendments

        This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Affected Shareholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

  (a)
  change the time for performance of any of the obligations or acts of the Parties;

  (b)
  modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

  (c)
  modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

  (d)
  modify any mutual conditions contained in this Agreement.

        Notwithstanding anything contained herein, if the Preferred Shareholder Approval is not obtained prior to the Final Order, the Plan of Arrangement shall be amended to exclude the Preferred Shares under the Plan of Arrangement and matters ancillary thereto (including, for greater certainty, the Dissent Rights in favour of the Preferred Shareholders).

Section 8.2        Termination Fees

(1)
Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Company shall pay the Purchaser the Termination Fee in accordance with Section 8.2(3).

(2)
For the purposes of this Agreement, "Termination Fee" means U.S.$425 million, and "Termination Fee Event" means the termination of this Agreement:

(a)
by the Parent or Purchaser, pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Wilful Breach of Article 5];

(b)
by the Company, pursuant to Section 7.2(1)(c)(ii) [To enter into a Superior Proposal]; or

(c)
by the Company or the Parent or Purchaser pursuant to Section 7.2(1)(b)(i) [Failure of Common Shareholders to Approve] or Section 7.2(1)(b)(iii) [Effective Time not prior to Outside Date] or by the Parent or Purchaser pursuant to Section 7.2(1)(d)(i) (due to a wilful breach or fraud) [Breach of Reps and Warranties or Covenants by Company], if;

(i)
prior to such termination, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any Person (other than the Parent and the Purchaser) or any Person (other than the Parent and the Purchaser) shall have publicly announced an intention to make an Acquisition Proposal; and

(ii)
within 365 days following the date of such termination (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated or effected, or (B) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated or effected (whether or not such Acquisition Proposal is later consummated or effected within 365 days after such termination).

    For purposes of the foregoing, the term "Acquisition Proposal" shall have the meaning assigned to such term in Section 1.1, except that references to "20% or more" shall be deemed to be references to "50% or more".

(3)
If a Termination Fee Event occurs due to a termination of this Agreement by the Company pursuant to Section 7.2(1)(c)(ii), the Termination Fee shall be paid prior to or concurrently with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by the Parent or Purchaser pursuant to Section 7.2(1)(d)(ii), the Termination Fee shall be paid within two Business Days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 8.2(2)(c), the Termination Fee shall be paid upon the consummation/closing of the Acquisition Proposal referred to therein. Any Termination Fee shall be paid by the Company to the Purchaser (or as the Purchaser may direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Purchaser.

(4)
Despite any other provision in this Agreement relating to the payment of fees and expenses, in the event this Agreement is terminated by the Parent or the Purchaser pursuant to Section 7.2(1)(b)(ii) [Illegality] or by any Party pursuant to Section 7.2(1)(b)(iii) [Effective Time not prior to Outside Date], in each case, as a result of the condition in Section 6.1(3) [Key Regulatory Approvals], Section 6.1(4) [Illegality] or Section 6.1(6) [No legal action], as applicable, not being satisfied solely as a result of the PRC Approvals having not been obtained, the Purchaser shall pay the Company a termination fee (the "Reverse Termination Fee") in the amount of U.S.$425 million. The Reverse Termination Fee shall be paid by the Parent or the Purchaser to the Company (or as the Company may direct by notice in writing) no later than two Business Days following such termination by wire transfer in immediately available funds to an account designated in writing to the Parent and the Purchaser by the Company.

(5)
The Parties acknowledge that the agreements contained in Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the affected Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Each Party agrees that the payment of the Termination Fee or the Reverse Termination Fee, as applicable, in the manner provided in this Section 8.2 is the sole monetary remedy of such Party in respect of the event giving rise to such payment. The Parties shall also have the right to injunctive and other equitable relief in accordance with Section 8.7 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement.

Section 8.3        Expenses

(1)
Except as provided in Section 4.8(1), all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Company incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)
The Company confirms that other than the fees disclosed in Section 8.3(2) of the Company Disclosure Letter, no broker, finder or investment banker is or will be entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement.

Section 8.4        Notices

        Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)	to the Purchaser and the Parent at:
CNOOC Limited No. 25 Chaoyangmenbei Dajie Dongcheng District Beijing 100010, P.R. China
	Attention:	Fang, Zhi
	Telephone:	(86-10) 84525919
	Facsimile:	(86-10) 84521648

with a copy to:
Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, ON M5L 1B9 Canada		Stikeman Elliott LLP 888 - 3rd Street S.W. Calgary, AB T2P 5C5 Canada
Attn:	William J. Braithwaite John J. Ciardullo	Attn:	Christopher Nixon
Tel:	(416) 869-5500	(403) 266-9034
Fax:	(416) 947-0866	(403) 266-9034

with a copy to:
Davis Polk & Wardwell LLP 450 Lexington Ave New York, NY 10017 USA
	Attention:	George R. Bason, Jr. Howard Zhang Leonard Kreynin
	Telephone:	(212) 450-4000
	Facsimile:	(212) 701-5800
(b)	to the Company at:
Nexen Inc. 801 - 7th Avenue S.W. Calgary, AB T2P 3P7 Canada
	Attention:	Kevin Reinhart, Interim President and Chief Executive Officer
	Telephone:	(403) 699-4000
	Facsimile:	(403) 699-5803

with a copy to:
Blake, Cassels & Graydon LLP 855 - 2nd Street S.W. Suite 3500, Bankers Hall East Tower Calgary, AB T2P 4J8 Canada
Attention:	Pat C. Finnerty
Telephone:	(403) 260-9608
Facsimile:	(403) 260-9700
with a copy to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 USA
Attention:	Edwin S. Maynard
Telephone:	(212) 373-3024
Facsimile:	(212) 492-0024

        Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. Sending a copy of a notice or other communication to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.5        Sovereign Immunity

        The Purchaser and Parent hereby represent and warrant that this Agreement and the transactions contemplated hereby are commercial rather than public or governmental acts and the Purchaser and Parent are not entitled to claim immunity from any litigation, action, application, suit, investigation, inquiry, hearing, claim, deemed complaint, grievance, civil, administrative, regulatory, criminal or arbitration proceeding or other similar proceeding, before or by any Governmental Entity (including any appeal or review thereof and any application for leave for appeal or review) (collectively, the "Legal Proceedings") with respect to it or any of their assets on the grounds of sovereignty or otherwise under any Law or in any jurisdiction where an action may be brought for the enforcement of any of the obligations arising under or relating to this Agreement. To the extent that the Purchaser and Parent or any of their assets has or hereafter may acquire any right to immunity from set-off, Legal Proceedings, attachment or otherwise, the Purchaser and Parent hereby irrevocably waive such rights to immunity in respect of their obligations arising under or relating to this Agreement.

        The Parent hereby irrevocably designates Stikeman Elliott LLP (in such capacity, the "Process Agent"), Attention: Managing Partner, with an office at 4300 Bankers Hall West, 888, 3rd Street SW, Calgary, AB T2P 5C5, as its designee, appointee and agent to receive, for and on its behalf and on behalf of the Purchaser service of process in such jurisdiction in any legal action or proceedings with respect to this Agreement or the transactions contemplated hereby, and such service shall be deemed complete upon delivery thereof to the Process Agent; provided that, in the case of any such service upon the Process Agent, the party effecting such service shall also deliver a copy thereof to Parent in the manner provided in Section 8.4. The Parent shall take all such action as may be necessary to continue said appointment in full force and effect or to appoint another agent so that Parent will at all times have an agent for service of process for the above purposes in the Province of Alberta. Nothing herein shall affect the right of any party to serve process in any manner permitted by Law.

Section 8.6        Time of the Essence

        Time is of the essence in this Agreement.

Section 8.7        Injunctive Relief

        The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 8.8        Third Party Beneficiaries

(1)
Except as provided in Section 4.11 which, without limiting its terms, is intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.8 as the "Indemnified Persons"), the Company, the Purchaser and Parent intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)
Despite the foregoing, the Parties acknowledge to each of the Indemnified Persons their direct rights against the applicable Party under Section 4.11, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company or the Purchaser, as applicable, confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

Section 8.9        Waiver

        No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.10        Entire Agreement

        This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.11        Successors and Assigns

(1)
This Agreement becomes effective only when executed by the Company, the Purchaser and Parent. After that time, it will be binding upon and enure to the benefit of the Company, the Purchaser, Parent and their respective successors and permitted assigns.

(2)
Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties, provided that Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, Purchaser shall continue to be liable joint and severally with such affiliate, as the case may be, for all of its obligations hereunder.

Section 8.12        Severability

        If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.13        Governing Law

(1)
This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(2)
Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Alberta courts situated in the City of Calgary and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.14        Rules of Construction

        The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.15        No Liability

        No director or officer of the Parent or Purchaser shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Parent or Purchaser. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Parent or Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

Section 8.16        Language

        The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 8.17        Counterparts

        This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

        [Remainder of page intentionally left blank. Signature page follows.]

        IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

NEXEN INC.
By:	(Signed) "Kevin J. Reinhart"
Authorized Signing Officer
CNOOC LIMITED
By:	(Signed) "Fang Zhi"
Authorized Signing Officer
CNOOC CANADA HOLDING LTD.
By:	(Signed) "REN Qi"
Authorized Signing Officer

 SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1   Definitions

        Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

        "Arrangement" means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

        "Arrangement Agreement" means the arrangement agreement made as of July 23, 2012 among the Parent, the Purchaser and the Company (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

        "Arrangement Resolution" means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting by Common Shareholders.

        "Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

        "Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Calgary, Alberta or Beijing, People's Republic of China or Luxembourg.

        "Canadian Equivalent of the Consideration per Common Share" means the amount in the Canadian dollar equivalent of the Consideration per Common Share on the basis of the noon United States to Canadian dollar exchange rate on the date that is three Business Days immediately preceding the Effective Date as reported by the Bank of Canada.

        "CBCA" means the Canada Business Corporations Act.

        "Certificate of Arrangement" means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

        "Common Shareholders" means the registered and/or beneficial holders of Common Shares, as the context requires.

        "Common Shares" means the common shares in the capital of the Company.

        "Company" means Nexen Inc., a corporation incorporated under the laws of Canada.

        "Company Circular" means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Securityholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

        "Company Meeting" means the special meeting of Common Shareholders and Preferred Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the

Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and the Preferred Shareholder Resolution.

        "Company Options" means the outstanding options to purchase Common Shares issued pursuant to the Stock Option Plan and shall include, for greater certainty, any options with performance conditions issued under the Stock Option Plan.

        "Company Securityholders" means, collectively, the Common Shareholders, the Preferred Shareholders, the holders of Company Options, the holders of DSUs, the holders of STARs and the holders of RSUs.

        "Consideration" means U.S.$27.50 in cash per Common Share, without interest, and $26.00 in cash per Preferred Share (together with an amount equal to all accrued and unpaid dividends thereon up to, but excluding, the Effective Date), without interest, as applicable.

        "Court" means the Court of Queen's Bench of Alberta, or other court as applicable.

        "Depositary" means such Person as the Purchaser may appoint to act as depositary for the Common Shares and the Preferred Shares in relation to the Arrangement, with the approval of the Company, acting reasonably.

        "Director" means the Director appointed pursuant to Section 260 of the CBCA.

        "Dissent Rights" has the meaning specified in Section 3.1.

        "Dissenting Holder" means a registered Common Shareholder or registered Preferred Shareholder, as applicable, who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares or Preferred Shares, as applicable, in respect of which Dissent Rights are validly exercised by such registered Common Shareholder or registered Preferred Shareholder.

        "DSU Plan 1" means the Company's amended and restated deferred share unit plan 1 — base compensation alternative for non-executive directors effective as of July 1, 2001, as amended and restated July 17, 2011.

        "DSU Plan 2" means the Company's deferred share unit plan 2 — long term incentive plan for non-executive directors effective as of October 16, 2003.

        "DSUs" means the outstanding deferred share units issued under the DSU Plan 1 and the DSU Plan 2.

        "Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

        "Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

        "Final Order" means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

        "Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

        "Interim Order" means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

        "Law" means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

        "Lien" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

        "Letter of Transmittal" means the letter of transmittal sent to holders of Common Shares or Preferred Shares, as applicable, for use in connection with the Arrangement.

        "Parent" means CNOOC Limited, a corporation incorporated under the laws of Hong Kong with limited liability.

        "Parties" means the Company, the Parent and the Purchaser and "Party" means any one of them.

        "Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

        "Plan of Arrangement" means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

        "Preferred Shareholder Resolution" means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by Preferred Shareholders.

        "Preferred Shareholders" means the registered and/or beneficial holders of Preferred Shares, as the context requires.

        "Preferred Shares" means the second series of preferred shares designated as "Cumulative Redeemable Class A Rate Reset Preferred Shares, Series 2" in the capital of the Company, as constituted on the date hereof.

        "Purchaser" means CNOOC Canada Holding Ltd., a corporation incorporated under the laws of Canada.

        "Rights Plan" means the amended and restated shareholder rights plan agreement between the Company and CIBC Mellon Trust Company, as rights agent, dated as of April 27, 2011.

        "RSU Plan" means the Company's restricted share unit plan as amended and restated effective as of February 15, 2012.

        "RSUs" means the restricted share units issued under the RSU Plan and shall include, for greater certainty, any performance share units issued under the RSU Plan.

        "STARs" means the stock appreciation rights issued under the STARs Plan and shall include, for greater certainty, any STARs with performance conditions issued under the STARs Plan.

        "STARs Plan" means the Company's stock appreciation rights plan effective July 13, 2001, as amended December 4, 2006.

        "Stock Option Plan" means the Company's stock option plan effective February 27, 1998, as amended December 15, 1998, September 15, 1999, April 17, 2000, May 2, 2001, May 6, 2003, July 1, 2004 (at which time it was renamed the "Tandem Option Plan") and June 30, 2007.

        "Tax Act" means the Income Tax Act (Canada).

1.2   Certain Rules of Interpretation

        In this Plan of Arrangement, unless otherwise specified:

(1)
Headings, etc.    The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)
Currency.    All references to dollars or to $ are references to Canadian dollars, unless specified otherwise.

(3)
Gender and Number.    Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)
Certain Phrases, etc.    The words (i) "including", "includes" and "include" mean "including (or includes or include) without limitation," (ii) "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of," and (iii) unless stated otherwise, "Article", "Section", and "Schedule" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(5)
Statutes.    Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)
Computation of Time.    A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)
Time References.    References to time herein or in any Letter of Transmittal are to local time, Calgary, Alberta.

ARTICLE 2

THE ARRANGEMENT

2.1   Arrangement Agreement

        This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2   Binding Effect

        This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Parent, the Purchaser, the Company, all holders and beneficial owners of Common Shares, Preferred Shares, Company Options, DSUs, RSUs and STARs, including Dissenting Holders, the register and transfer agent of the Company, the Depositary and all other Persons, at and after, the Effective Time without any further act or formality required on the part of any Person.

2.3   Arrangement

        At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

  (a)
  notwithstanding the terms of the Rights Plan, the Rights Plan shall be terminated and all rights issued pursuant to the Rights Plan shall be cancelled without any payment in respect thereof;

  (b)
  each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount (if any) by which: (i) the Consideration per Common Share, in respect of each Company Option with an exercise price denominated in U.S. dollars; or (ii) the Canadian Equivalent of the Consideration per Common Share in respect of each Company Option with an exercise price denominated in Canadian dollars, exceeds the exercise price of such Company Option, in each case, less applicable withholdings, and such Company Option shall immediately be cancelled and, for greater certainty, where such amount is a negative, neither the Company nor the Purchaser shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option;

  (c)
  each DSU or RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the DSU Plan 1, the DSU Plan 2 or the RSU Plan, as applicable, shall, without any further action by or on behalf of a holder of DSUs or RSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for: (i) a cash payment from the Company equal to the Consideration per Common Share in respect of each DSU or RSU denominated in U.S. dollars; or (ii) a cash payment from the Company equal to the Canadian Equivalent of the Consideration per Common Share in respect of each DSU or RSU denominated in Canadian dollars, in each case, less applicable withholdings, and each such DSU or RSU shall immediately be cancelled;

  (d)
  each STAR outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the STARs Plan, shall, without any further action by or on behalf of a holder of STARs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount (if any) by which: (i) the Consideration per Common Share, in respect of each STAR with an exercise price denominated in U.S. dollars; or (ii) the Canadian Equivalent of the Consideration per Common Share in respect of each STAR with an exercise price denominated in Canadian dollars, exceeds the exercise price of such STAR, in each case, less applicable withholdings, and such STAR shall immediately be cancelled and, for greater certainty, where such amount is a negative, neither the Company nor the Purchaser shall be obligated to pay the holder of such STAR any amount in respect of such STAR;

  (e)
  (i) each holder of Company Options, DSUs, RSUs or STARs shall cease to be a holder of such Company Options, DSUs, RSUs or STARs, (ii) such holder's name shall be removed from each applicable register, (iii) the Stock Option Plan, the DSU Plan 1, the DSU Plan 2, the RSU Plan and the STARs Plan and all agreements relating to the Company Options, DSUs, RSUs and STARs shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 2.3(b), Section 2.3(c) and Section 2.3(d) at the time and in the manner specified in Section 2.3(b), Section 2.3(c) and Section 2.3(d);

  (f)
  each of the Common Shares or Preferred Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser (free and clear of all Liens) in consideration for a debt claim against the Purchaser for the amount determined under Article 3, and:

  (i)
  such Dissenting Holders shall cease to be the holders of such Common Shares or Preferred Shares, as applicable, and to have any rights as holders of such Common Shares or Preferred Shares, as applicable, other than the right to be paid fair value for such Common Shares or Preferred Shares, as applicable, as set out in Section 3.1;

  (ii)
  such Dissenting Holders' names shall be removed as the holders of such Common Shares or Preferred Shares, as applicable, from the registers of Common Shares and Preferred Shares, as applicable, maintained by or on behalf of the Company; and

  (iii)
  the Purchaser shall be deemed to be the transferee of such Common Shares and Preferred Shares, as applicable, free and clear of all Liens, and shall be entered in the registers of Common Shares and Preferred Shares, as applicable, maintained by or on behalf of the Company;

  (g)
  each Common Share outstanding immediately prior to the Effective Time, other than Common Shares held by a Dissenting Holder who has validly exercised such holder's Dissent Right, shall, without any further action by or on behalf of a holder of Common Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the applicable Consideration for each Common Share held, and:

  (i)
  the holders of such Common Shares shall cease to be the holders thereof and to have any rights as holders of such Common Shares other than the right to be paid the Consideration per Common Share in accordance with this Plan of Arrangement;

  (ii)
  such holders' names shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

  (iii)
  the Purchaser shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company; and

  (h)
  simultaneously with Section 2.3(g), each Preferred Share outstanding immediately prior to the Effective Time, other than Preferred Shares held by a Dissenting Holder who has validly exercised such holder's Dissent Right, shall, without any further action by or on behalf of a holder of Preferred Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the applicable Consideration for each Preferred Share held, and:

  (i)
  the holders of such Preferred Shares shall cease to be the holders thereof and to have any rights as holders of such Preferred Shares other than the right to be paid the Consideration per Preferred Share in accordance with this Plan of Arrangement;

  (ii)
  such holders' names shall be removed from the register of the Preferred Shares maintained by or on behalf of the Company; and

  (iii)
  the Purchaser shall be deemed to be the transferee of such Preferred Shares (free and clear or all Liens) and shall be entered in the register of the Preferred Shares maintained by or on behalf of the Company.

2.4   Adjustment to Consideration

        If, on or after the date of the Arrangement Agreement, the Company sets a record date for any dividend or other distribution on the Common Shares or the Preferred Shares (other than Permitted Dividends) that is prior to the Effective Time or the Company pays any dividend or other distribution on the Common Shares or Preferred Shares (other than Permitted Dividends) prior to the Effective Time: (i) to the extent that the amount of such dividends or distributions per Common Share or Preferred Share, as applicable, does not exceed the Consideration per Common Share or Preferred Share, as applicable, the Consideration per Common Share or Preferred Share, as applicable, shall be reduced by the amount of such dividends or distributions, as applicable; and (ii) to the extent that the amount of such dividends or distributions per Common Share or Preferred Share, as applicable, exceeds the Consideration per Common Share or Preferred Share, as applicable, such excess amount shall be placed in escrow for the account of the Purchaser or another Person designated by the Purchaser.

ARTICLE 3

RIGHTS OF DISSENT

3.1   Rights of Dissent

        Registered Common Shareholders and registered Preferred Shareholders, respectively, may exercise dissent rights with respect to the Common Shares and Preferred Shares held by such holders ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 3.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution or the Preferred Shareholder Resolution, as

applicable, referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Calgary time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Common Shares and Preferred Shares, as applicable, held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(f) and if they:

  (a)
  ultimately are entitled to be paid fair value for such Common Shares or Preferred Shares, as applicable: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(f)); (ii) will be entitled to be paid the fair value of such Common Shares and Preferred Shares, as applicable, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business, in respect of the Common Shares, on the day before the Arrangement Resolution was adopted and, in respect of the Preferred Shares, on the day before the Preferred Shareholder Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares or Preferred Shares; or

  (b)
  ultimately are not entitled, for any reason, to be paid fair value for such Common Shares or Preferred Shares, as applicable, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares or Preferred Shares, as applicable.

3.2   Recognition of Dissenting Holders

  (a)
  In no circumstances shall the Parent, the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares or Preferred Shares, as applicable, in respect of which such rights are sought to be exercised.

  (b)
  For greater certainty, in no case shall the Parent, the Purchaser, the Company or any other Person be required to recognize Dissenting Holders as holders of Common Shares or Preferred Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(f), and the names of such Dissenting Holders shall be removed from the registers of holders of the Common Shares and Preferred Shares, as applicable, in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(f) occurs. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options, holders of DSUs, holders of RSUs or holders of STARs; (ii) Common Shareholders who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares); and (iii) Preferred Shareholders who vote or have instructed a proxyholder to vote such Preferred Shares in favour of the Preferred Shareholder Resolution (but only in respect of such Preferred Shares).

ARTICLE 4

CERTIFICATES AND PAYMENTS

4.1   Payment of Consideration

  (a)
  Prior to the filing of the Articles of Arrangement the Purchaser shall deposit, or arrange to be deposited, for the benefit of holders of Common Shares and for the benefit of holders of Preferred Shares, cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by this Plan of Arrangement, with the amount per Common Share and Preferred Share, as applicable, in respect of which Dissent Rights have been exercised being deemed to be the Consideration per Common Share or Preferred Share, as applicable, for this purpose, net of applicable withholdings for the benefit of the holders of Common Shares and Preferred Shares, as applicable. The cash deposited with the Depositary by or on behalf of the Purchaser shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

  (b)
  Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares and Preferred Shares that were transferred pursuant to Section 2.3(g) and Section 2.3(h), respectively, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Common Shareholders and Preferred Shareholders, as the case may be, represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash which such holder has the right to receive under the Arrangement for such Common Shares and Preferred Shares, as applicable, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

  (c)
  As soon as practicable after the Effective Date, the Company shall pay the amounts, net of applicable withholdings, to be paid to holders of Company Options, DSUs, RSUs and STARs, either (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company is not practicable for any such holder, by cheque (delivered to such holder of Company Options, DSUs, RSUs or STARs, as applicable, as reflected on the register maintained by or on behalf of the Company in respect of the Company Options, DSUs, RSUs and STARs); provided that, notwithstanding anything to the contrary contained herein, in respect of Company Options or RSUs issued pursuant to the Company's Key Skills Retention Program or the Executive Officer Retention Program, the cash payments shall only be made to the holders of such securities or rights in accordance with the original vesting provisions of such securities or rights.

  (d)
  Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Common Shares or Preferred Shares, as applicable, shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Common Shares or Preferred Shares, as applicable, not duly surrendered on or before the second anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares or Preferred Shares, as applicable, of any kind or nature against or in the Company, the Parent or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

  (e)
  Any payment made by way of cheque by the Depositary (or the Company, if applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the second anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Common Shares, the Preferred Shares, the Company Options, the DSUs, the RSUs and the STARs pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

  (f)
  No holder of Common Shares, Preferred Shares, Company Options, DSUs, RSUs or STARs shall be entitled to receive any consideration with respect to such Common Shares, Preferred Shares, Company Options, DSUs, RSUs or STARs other than any cash payment to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2   Lost Certificates

        In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares or Preferred Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory to Purchaser and the Company, acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3   Withholding Rights

        The Purchaser, the Company or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1), such amounts as the Purchaser, the Company or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority.

4.4   No Liens

        Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.5   Paramountcy

        From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Preferred Shares, Company Options, DSUs, RSUs and STARs issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Company Securityholders, the Company, the Parent, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Preferred Shares, Company Options, DSUs, RSUs or STARs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

5.1   Amendments to Plan of Arrangement

  (a)
  The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Company Securityholders if and as required by the Court.

  (b)
  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

  (c)
  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Common Shareholders and/or Preferred Shareholders voting in the manner directed by the Court.

  (d)
  Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement.

ARTICLE 6

FURTHER ASSURANCES

6.1   Further Assurances

        Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

 SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.
The arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") involving Nexen Inc. (the "Company"), pursuant to the arrangement agreement (the "Arrangement Agreement") between the Company, CNOOC Limited and CNOOC Canada Holding Ltd., dated July 23, 2012, all as more particularly described and set forth in the management information circular of the Company dated    •    (the "Circular"), accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

2.
The plan of arrangement, as it has been or may be modified or amended in accordance with the Arrangement Agreement and its terms, involving the Company (the "Plan of Arrangement"), the full text of which is set out as Schedule A to the Arrangement Agreement, is hereby authorized, approved and adopted.

3.
The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any modifications or amendments thereto are hereby ratified and approved.

4.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Common Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Court of Queen's Bench of Alberta (the "Court"), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the Common Shareholders: (i) to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.
Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement and to execute, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, for filing with the Director under the CBCA, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

6.
Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person's opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

 SCHEDULE C

PREFERRED SHAREHOLDER RESOLUTION

BE IT RESOLVED THAT:

1.
The arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") involving Nexen Inc. (the "Company"), pursuant to the arrangement agreement (the "Arrangement Agreement") between the Company, CNOOC Limited and CNOOC Canada Holding Ltd., dated July 23, 2012, all as more particularly described and set forth in the management information circular of the Company dated    •    (the "Circular"), accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

2.
The plan of arrangement, as it has been or may be modified or amended in accordance with the Arrangement Agreement and its terms, involving the Company (the "Plan of Arrangement"), the full text of which is set out as Schedule A to the Arrangement Agreement, is hereby authorized, approved and adopted.

3.
The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any modifications or amendments thereto are hereby ratified and approved.

4.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Preferred Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Court of Queen's Bench of Alberta (the "Court"), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the Preferred Shareholders: (i) to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.
Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement and to execute, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, for filing with the Director under the CBCA, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

6.
Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person's opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

 SCHEDULE D

KEY REGULATORY APPROVALS

  •
  ICA Approval

  •
  HSR Approval

  •
  Competition Act Approval

  •
  Exon-Florio Approval

  •
  PRC Approvals

  •
  CTA Approval, if required

  •
  Any Regulatory Approval in respect of the EU/EFTA or a EU/EFTA National State required to consummate the transactions contemplated by this Agreement

  •
  Regulatory Approval in respect of the UK to the extent that any Governmental Entity has jurisdiction to review the transactions contemplated by this Agreement

 SCHEDULE E

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(1)
Organization and Qualification.    The Company and each of its Subsidiaries is a corporation or other entity duly incorporated or organized, as applicable, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable, and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. The Company and each of its Subsidiaries is duly registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, licensing or registration necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now owned and conducted, except for those Authorizations, the absence of which do not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(2)
Corporate Authorization.    The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than approval by the Common Shareholders in the manner required by the Interim Order and Law and approval by the Court.

(3)
Execution and Binding Obligation.    This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)
Governmental Authorization.    The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Company or by any of its Subsidiaries other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) the Key Regulatory Approvals and any other Regulatory Approval identified in accordance with this Agreement; and (v) filings with the Securities Authorities or the Exchanges.

(5)
Non-Contravention.    The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)
contravene, conflict with, or result in any violation or breach of the Company's Constating Documents or the organizational documents of any of its Subsidiaries;

(b)
assuming compliance with the matters referred to in Paragraph (4) above, contravene, conflict with or result in a violation or breach of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets;

(c)
except as disclosed in Section 3.1(5)(c) of the Company Disclosure Letter, allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Contract, Company Lease, lease or other instrument, indenture, deed of trust, mortgage, bond or any Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; or

  (d)
  result in the creation or imposition of any Lien upon any of the properties or assets of the Company or its Subsidiaries;

  except, in the case of each of clauses (b) through (d), as would not have, individually or in the aggregate, a Material Adverse Effect.

(6)
Capitalization.

(a)
The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of Class A Preferred Shares. As of the close of business on the date of this Agreement, there were 529,335,905 Common Shares issued and outstanding and 8,000,000 Preferred Shares issued and outstanding. In addition, as of the date hereof, the Company has issued and outstanding $126,000,000 aggregate principal amount of Notes due 2015, $62,000,000 aggregate principal amount of Notes due 2017, $300,000,000 aggregate principal amount of Notes due 2019, $200,000,000 aggregate principal amount of Notes due 2028, $500,000,000 aggregate principal amount of Notes due 2032, $790,000,000 aggregate principal amount of Notes due 2035, $1,250,000,000 aggregate principal amount of Notes due 2037, $700,000,000 aggregate principal amount of Notes due 2039 and $460,000,000 aggregate principal amount of Subordinated Notes due 2043. All outstanding Common Shares and Preferred Shares have been duly authorized and validly issued, are fully paid and non-assessable. All of the Common Shares issuable upon the exercise of rights under the Stock Option Plan, including outstanding Company Options, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. No Common Shares or Preferred Shares have been issued and no Company Options have been granted in violation of any Law or any pre-emptive or similar rights applicable to them.

(b)
As of the date of this Agreement there are 14,965,922 Common Shares issuable upon the exercise of all outstanding Company Options. Section 3.1(6) of the Company Disclosure Letter contains a list of the Company Options, with details, among other items, regarding the weighted average strike price, whether such Company Options are vested or unvested, the number of participants to whom such Company Options have been granted and, determined as of the date hereof, the amount which will be owing in respect of such Company Options at the Effective Time. The Stock Option Plan and the issuance of Common Shares under such plan (including all outstanding Company Options) have been duly authorized by the Board in compliance with Law and the terms of the Stock Option Plan, and have been recorded on the Company's financial statements in accordance with GAAP, and no such grants involved any "back dating," "forward dating," "spring loading" or similar practices.

(c)
As of the date of this Agreement, there are 771,257 DSUs, 4,406,680 RSUs and 13,584,863 STARs outstanding. Section 3.1(6) of the Company Disclosure Letter contains a list of the STARs, with details regarding, among other items, the weighted average strike price, whether such STARs are vested or unvested, the number of participants to whom such STARs have been granted and, determined as of the date hereof, the amount which will be owing in respect of such DSUs, RSUs and STARs at the Effective Time.

(d)
Except for rights under the Stock Option Plan, including outstanding Company Options, the rights under the Rights Plan, Company Shares issuable pursuant to the Company DRIP (it being understood that the Company shall suspend and keep suspended the Company DRIP immediately following execution of this Agreement) and pursuant to the terms of the Preferred Shares, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Company or of any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or of any of its Subsidiaries.

  (e)
  There are no issued, outstanding or authorized:

  (i)
  obligations to repurchase, redeem or otherwise acquire any securities of the Company or of any of its Subsidiaries, or qualify securities for public distribution in Canada, the U.S. or elsewhere, or, other than as contemplated by this Agreement, with respect to the voting or disposition of any securities of the Company or of any of its Subsidiaries; or

  (ii)
  notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Common Shares on any matter except as required by Law.

  (f)
  All dividends or distributions on securities of the Company that have been declared or authorized have been paid in full except as disclosed in Section 3.1(6)(f) of the Company Disclosure Letter.

(7)
Shareholders' and Similar Agreements.    Neither the Company nor any of its Subsidiaries is subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Company or of any of its Subsidiaries or pursuant to which any Person other than the Company or any of its Subsidiaries may have any right or claim in connection with any existing or past equity interest in the Company or in any of its Subsidiaries.

(8)
Subsidiaries.

(a)
The following information with respect to each Subsidiary of the Company is accurately set out in the Data Room: (i) its name; (ii) the percentage owned directly or indirectly by the Company and the percentage owned by registered holders of capital stock or other equity interests if other than the Company and its Subsidiaries; and (iii) its jurisdiction of incorporation, organization or formation.

(b)
Except as disclosed in Section 3.1(8)(b) of the Company Disclosure Letter, the Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests of each of its Subsidiaries, free and clear of any Liens, all such shares or other equity interests so owned by the Company have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights. Except for the shares or other equity interests owned by the Company in any Subsidiary and except as disclosed in Section 3.1(8)(b) of the Company Disclosure Letter, the Company does not own, beneficially or of record, any equity interests of any kind in any other Person.

(9)
Securities Law Matters.    The Company is a "reporting issuer" under Canadian Securities Laws in each of the provinces of Canada. The Common Shares are registered pursuant to the Exchange Act. The Common Shares and the Subordinated Notes due 2043 are listed and posted for trading on the Exchanges and the Preferred Shares are listed and posted for trading on the TSX. None of the Company's Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any securities laws in any jurisdiction. The Company is not in default of any material requirements of any Securities Laws or the rules and regulations of the Exchanges. The Company has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect, has been threatened, or is expected to be implemented or undertaken, and the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. The Company has timely filed or furnished with any Governmental Entity all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws or furnished by the Company with the appropriate Governmental Entity since December 31, 2010. The documents comprising the Company Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Company has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any Securities Authority. There are no outstanding or unresolved comments in comments letters from any Securities Authority with respect to any of the

  Company Filings and neither the Company nor any of the Company Filings is subject of an ongoing audit, review, comment or investigation by any Securities Authority or any of the Exchanges.

(10)
Financial Statements.

(a)
The Company's audited consolidated financial statements as at and for the fiscal years ended December 31, 2011 and 2010 (including any of the notes or schedules thereto, the auditor's report thereon and related management's discussion and analysis) and the unaudited consolidated interim financial statements as at and for the three month and six months ended June 30, 2012 (including any of the notes or schedules thereto and related management's discussion and analysis) included in the Company Filings: (i) were prepared in accordance with GAAP; and (ii) fairly present in all material respects, the assets, liabilities (whether accrued, absolute, contentment or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Company and its Subsidiaries as of their respective dates and the consolidated financial position, results of operations or financial performance and cash flows of the Company and its Subsidiaries for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements). The Company does not intend to correct or restate, nor, to the knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this Paragraph (10). There are no, nor are there any commitments to become a party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other relationship of the Company or of any of its Subsidiaries with unconsolidated entities or other Persons.

(b)
The financial books, records and accounts of the Company and each of its Subsidiaries: (i) have been maintained, in all material respects, in accordance with GAAP; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its Subsidiaries; and (iv) accurately and fairly reflect the basis of the Company's financial statements.

(11)
Disclosure Controls and Internal Control over Financial Reporting.

(a)
The Company has established and maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Securities Laws are accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosed.

(b)
The Company has established and maintains a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c)
To the knowledge of the Company, there is no material weakness (as such term is defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company. To the knowledge of the Company, none of the Company, any of its Subsidiaries any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

(12)
Auditors.    The auditors of the Company are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 — Continuous Disclosure Obligations) with the present or any former auditors of the Company.

(13)
No Undisclosed Liabilities.    There are no material liabilities or obligations of the Company or of any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the audited consolidated financial statements of the Company as at and for the fiscal years ended December 31, 2011 and 2010 (including any notes or schedules thereto and related management's discussions and analysis); (ii) incurred in the Ordinary Course since December 31, 2011; or (iii) incurred in connection with this Agreement. The principal amount of all indebtedness for borrowed money of the Company and its Subsidiaries as of June 30, 2012, including capital leases, is disclosed in Section 3.1(13) of the Company Disclosure Letter.

(14)
Absence of Certain Changes or Events.    Since December 31, 2011, other than the transactions contemplated in this Agreement, the business of the Company and of each of its Subsidiaries has been conducted in the Ordinary Course and there has not occurred a Material Adverse Effect.

(15)
Long-Term and Derivative Transactions.    Neither the Company nor any of its Subsidiaries have any material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions, except in the Ordinary Course.

(16)
Related Party Transactions.    Neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the Ordinary Course as salaries, bonuses, director's fees, amounts owing under any contracting agreement with any such independent contractor or the reimbursement of Ordinary Course expenses). There are no Contracts (other than employment arrangements or independent contractor arrangements with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Company or any of its Subsidiaries, or any of their respective affiliates or associates.

(17)
No "Collateral Benefit".    To the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Common Shares, except for related parties who will not receive a "collateral benefit" (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

(18)
Compliance with Laws.    Except as disclosed in Section 3.1(18) of the Company Disclosure Letter, the Company and each of its Subsidiaries is, and since January 1, 2011 has been, in compliance in all material respects with Law and neither the Company nor any of its Subsidiaries is to the knowledge of the Company under any investigation with respect to, has been charged or to the knowledge of the Company threatened to be charged with, or has received notice of, any violation or potential violation of any Law.

(19)
Authorizations and Licenses.

(a)
The Company and each of its Subsidiaries own, possess or have obtained all Authorizations that are required by Law in connection with the operation of the business of the Company and of each of its Subsidiaries as presently conducted, or in connection with the ownership, operation or use of the Company Assets except as would not, individually or in the aggregate, have a Material Adverse Effect.

(b)
The Company or its Subsidiaries, as applicable, lawfully hold, own or use, and have complied with, all such Authorizations, except as would not, individually or in the aggregate, have a Material Adverse

    Effect. Each Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course except as would not, individually or in the aggregate, have a Material Adverse Effect.

  (c)
  No action, investigation or proceeding is, to the knowledge of the Company, pending in respect of or regarding any such Authorization and none of the Company or any of its Subsidiaries has received notice, whether written or oral, of revocation, non-renewal or material amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or materially amend any such Authorization.

(20)
Material Contracts.

(a)
Section 3.1(20)(a) of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts. True and complete copies of the Material Contracts have been disclosed in the Data Room and no such Contract has been modified, rescinded or terminated.

(b)
Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company or a Subsidiary of the Company, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors' rights generally, and to general principles of equity).

(c)
The Company and each of its Subsidiaries has performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and neither the Company nor any of its Subsidiaries is in material breach or default under any Material Contract, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default.

(d)
None of the Company or any of its Subsidiaries knows of, or has received any notice (whether written or oral) of, any material breach or default under nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a material breach or default under any such Material Contract by any other party to a Material Contract.

(e)
None of the Company or any of its Subsidiaries has received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or with any of its Subsidiaries, and, to the knowledge of the Company, no such action has been threatened.

(21)
Personal Property.    The Company and/or its Subsidiaries have valid, good and marketable title to all material personal property of any kind or nature which the Company or any of its Subsidiaries purports to own, free and clear of all Liens (other than Permitted Liens), except as would not, individually or in the aggregate, have a Material Adverse Effect. The Company and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by and material to the Company or any of its Subsidiaries as used, possessed and controlled by the Company or its Subsidiaries, as applicable, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(22)
Title to Company Assets.    Although it does not warrant title to its and its Subsidiaries' interests in petroleum, natural gas rights and related hydrocarbons, tangible depreciable property and miscellaneous interests with respect thereto (the "PNG Interests"), the Company does not have any reason to believe that any of the Company or its Subsidiaries do not have good and marketable title to or the irrevocable right to produce and sell the petroleum, natural gas and related hydrocarbons from the PNG Interests and the Company does not have any reason to believe that there are any defects, failures or impairments in the title of the Company's or its Subsidiaries respective Company Assets, including oil and gas properties, except where such defects, failures or impairments individually or in the aggregate would not have a Material Adverse Effect. The Company represents and warrants that the PNG Interests are held free and clear of all Liens (other than Permitted Liens) created by, through or under the Company and its Subsidiaries and that, to its knowledge, each such entity holds its PNG Interests under valid and subsisting leases, Authorizations, concessions, concession agreements, contracts, subleases, reservations or other agreements (collectively, the "Company Leases"). Except as set forth in Section 3.1(22) of the Company Disclosure Letter, neither the

  Company, nor any of its Subsidiaries is a party to any Contract to sell, transfer or otherwise dispose of any material interest in the PNG Interests or interest therein.

(23)
Company Leases.    To its knowledge, the Company and each of its Subsidiaries is in good standing under all, and is not in material default under any, and there is no existing condition, circumstance or matter which constitutes or which with the passage of time or the giving of notice, would constitute a material default under any, Company Leases and other title and operating agreements or documents or any other material agreements or instruments pertaining to the Company Assets or to which it is a party or by which it or the Company Assets are bound and all such Company Leases, title and operating documents and other material agreements and instruments are in good standing and in full force and effect and none of the counterparties to such Company Leases, title and operating documents and other material agreements or instruments is in material default thereunder.

(24)
ROFRs etc.    Except as disclosed in Section 3.1(24) of the Company Disclosure Letter, there are no material earn-in rights, rights of first refusal or other preferred rights, royalty rights or similar provisions in respect of the Company Assets that are triggered as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby (other than any Pre-Closing Reorganization).

(25)
Operational Matters.    Except as would not, individually or in the aggregate, have a Material Adverse Effect, all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, with respect to, or on account of, any direct or indirect assets of the Company or its Subsidiaries have been: (i) duly paid; (ii) duly performed; or (iii) provided for.

(26)
Production Allowables and Production Penalties.

(a)
None of the wells relating to the PNG Interests (including all producing, shut-in, water source, observation, disposal, injection abandoned, suspended and other wells) (the "Company Wells") have been produced in material excess of applicable production allowables imposed by any Laws or any Governmental Entity, and to the Company's knowledge there are no impending changes in production allowables imposed by any Laws or any Governmental Entity that may be applicable to any Company Wells, other than changes of general application in any jurisdiction in which the Company Wells are situate.

(b)
Neither the Company nor any of its Subsidiaries has received notice of any material production penalty or similar production restriction/allowable of any nature imposed or to be imposed by Law or any Governmental Entity, and, to the Company's knowledge, none of the Company Wells are subject to any such penalty, restriction or allowable.

(27)
Operation and Condition of Company Wells.    Except as would not, individually or in the aggregate, have a Material Adverse Effect, all of the Company Wells for which the Company or any of its Subsidiaries: (i) was or is the operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices and all Laws; and (ii) was not or is not the operator, have, to the Company's knowledge, been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices and all Laws.

(28)
Operation and Condition of Tangibles.    All tangible depreciable property or assets located within, on or about the Company Assets were or have been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices and applicable Laws during all periods in which the Company or any of its Subsidiaries was the operator thereof and are in good condition and repair, ordinary wear and tear excepted, and are usable in the Ordinary Course.

(29)
No Expropriation.    Except as disclosed in Section 3.1(29) of the Company Disclosure Letter, none of the material Company Assets have been taken or expropriated by any Governmental Entity nor, as of the date hereof, has any notice or proceeding in respect thereof been given or commenced or threatened nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

(30)
Government Incentives.    All filings made by the Company and its Subsidiaries under which such entity has received or is entitled to government incentives have been made in material compliance with all Laws and contain no misrepresentations which could cause any material amount previously paid to the Company or its Subsidiaries or previously accrued on the accounts thereof to be recovered or disallowed.

(31)
Take or Pay Obligations.    Except as disclosed in Section 3.1(31) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any take or pay obligations of any kind or nature whatsoever contained in any Material Contract.

(32)
Reserves Matters.

(a)
The Company and its Subsidiaries made available to: (i) D&M, prior to the issuance of the D&M Opinion; (ii) McDaniel, prior to the issuance of the McDaniel Opinions; and (iii) Ryder Scott, prior to the issuance of the Ryder Scott Opinion, all information requested by each of D&M, McDaniel and Ryder Scott for the purpose of preparing such opinions and such information, taken as a whole, did not contain any misrepresentation at the time such information was provided.

(b)
Except with respect to changes in commodity prices and production in the Ordinary Course, the Company does not have any knowledge of a material adverse change in the information upon which the Reserves Information is based; the Company believes that the Reserves Information reasonably presents the quantities of the oil and gas reserves evaluated by the Company as at December 31, 2011 based upon information available at the time such Reserves Information was prepared; and the Company believes that at the time the Reserves Information was prepared the Reserves Information did not overstate the aggregate quantities of such reserves based upon the information available at the time the Reserves Information was prepared.

(33)
Intellectual Property.    Except as would not and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect: (i) the Company and/or its Subsidiaries own all right, title and interest in and to, or have validly licensed (and are not in material breach of such licenses), all Intellectual Property rights that are material to the conduct of the business, as presently conducted, of the Company and its Subsidiaries; (ii) all such Intellectual Property rights that are owned by or licensed to the Company and/or its Subsidiaries are sufficient, in all material respects, for conducting the business, as presently conducted, of the Company and its Subsidiaries; (iii) to the knowledge of the Company, all Intellectual Property rights owned or licensed by the Company and/or its Subsidiaries are valid and enforceable, and to the knowledge of the Company, the carrying on of the business of the Company and its Subsidiaries pursuant to the transactions contemplated by this Agreement and the use by the Company and its Subsidiaries of any of the Intellectual Property rights or Technology (as defined below) owned by or licensed to them does not breach, violate, infringe or interfere with any rights of any other Person; (iv) to the knowledge of the Company, no third party is infringing upon the Intellectual Property rights owned or licensed by the Company or its Subsidiaries; (v) all computer hardware and associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of the Company and its Subsidiaries (collectively, the "Technology") are sufficient, in all material respects, for conducting the business, as presently conducted, of the Company and its Subsidiaries; and (vi) the Company and its Subsidiaries own or have validly licensed or leased (and are not in material breach of such licenses or leases) such Technology.

(34)
Restrictions on Conduct of Business.    Except as disclosed in Section 3.1(34) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any non-competition agreement, any non-solicitation agreement, or any other agreement, obligation, judgment, injunction, order or decree which purports to: (i) limit in any material respect the manner or the localities in which all or any portion of the business of the Company or its Subsidiaries are conducted; (ii) limit any business practice of the Company or of any of its Subsidiaries in any material respect; or (iii) other than area of mutual interest agreements, bidding agreements or similar agreements entered into in the Ordinary Course, restrict any acquisition or disposition of any property by the Company or by any of its Subsidiaries in any material respect.

(35)
Litigation.    Except as disclosed in Section 3.1(35) of the Company Disclosure Letter and any inquiry, investigation or proceeding solely related to satisfying or obtaining the Regulatory Approvals, there are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Company threatened, against the Company or any of its Subsidiaries or affecting any of their respective properties or assets by or before any Governmental Entity that, if determined adverse to the interests of the Company or its Subsidiaries, would have, individually or in the aggregate, a Material Adverse Effect or would or would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby, nor, to the knowledge of the Company, are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, suit, arbitration, inquiry, investigation or proceeding. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries before any Governmental Entity. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that would have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or that would or would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby.

(36)
Environmental Matters.    Except as set forth in Section 3.1(36) of the Company Disclosure Letter:

(a)
the Company and each of its Subsidiaries has been and is in compliance, in all material respects, with all, and has not violated, in any material respect, any, Environmental Laws;

(b)
except as would not and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect: (i) none of the Company or any of its Subsidiaries have Released, and, to the knowledge of the Company, no other Person has Released, any Hazardous Substances (in each case except in compliance with applicable Environmental Laws) on, at, in, under or from any of the immovable properties, any real properties, or any lands comprising and/or connected with the Company Assets currently or, to the Company's knowledge, previously owned, leased or operated by the Company or by any of its Subsidiaries; and (ii), to the knowledge of the Company, there are no Hazardous Substances or other conditions that could reasonably be expected to result in liability of or adversely affect the Company or any of its Subsidiaries under or related to any Environmental Law on, at, in, under or from any of the immovable properties, any real properties, or any lands comprising and/or connected with the Company Assets currently or, to the Company's knowledge, previously owned, leased or operated by the Company or its Subsidiaries;

(c)
to the knowledge of the Company, all material Releases pertaining to or affecting the Company Assets have been reported to the appropriate Government Entity as required by Environmental Laws;

(d)
there are no pending claims or, to the knowledge of the Company, threatened claims, against the Company or any of its Subsidiaries arising out of any Environmental Laws, except as would not, individually or in the aggregate, have a Material Adverse Effect;

(e)
the Company is not aware of, nor has it received: (i) any order or directive which relates to environmental matters that would have a Material Adverse Effect; or (ii) any demand or notice with respect to the material breach of any Environmental Law applicable to the Company, any of its Subsidiaries or the Company Assets;

(f)
no Liens, other than Permitted Liens, in favour of a Governmental Entity arising under Environmental Laws, are pending or, to the knowledge of the Company threatened, affecting, in any material respect, the Company, its Subsidiaries or the Company Assets;

(g)
the Company and its Subsidiaries are in possession of, and in compliance with, all material Authorizations required by Environmental Laws that are required to own, lease, develop and operate the Company Assets and to conduct their respective businesses, as now conducted, except as would not, individually or in the aggregate, have a Material Adverse Effect;

(h)
in the Ordinary Course, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including without limitation, any capital or operating expenditures required for cleanup, closure of properties or compliance with Environmental Laws, or any Authorization, any related constraints on operating activities and any potential liabilities to third parties); on the basis of such review, the Company has concluded that such associated costs and liabilities would not, individually or in the aggregate, have a Material Adverse Effect; and

  (i)
  neither the Company nor any of its Subsidiaries has received notice of any proposed environmental, land use or royalty policies or Laws that the Company reasonably believes would have a Material Adverse Effect, other than those that apply to the oil and gas industry generally.

(37)
First Nations, Metis and Native Matters.    None of the Company or any of its Subsidiaries: (i) is a party to any arrangement or understanding with First Nations, Metis, tribal or native authorities or communities in relation to the environment or development of communities in the vicinity of the Company Assets; or (ii) has received notice of any claim with respect to Company Assets for which the Company or any of its Subsidiaries has been served, either from First Nations, Metis, tribal or native authorities or any Governmental Entity, indicating that any of the Company Assets infringe upon or has an adverse effect on aboriginal rights or interests in such local, First Nations, Metis, tribal or native authorities.

(38)
Employees.

(a)
All written contracts in relation to the top 10 compensated Company Employees (calculated based on annual base salary plus target cash bonus) have been disclosed in the Data Room. No such employee has indicated to the Company or its Subsidiaries that he or she intends to resign, retire or terminate his or her engagement with the Company as a result of the transactions contemplated by this Agreement or otherwise.

(b)
The Company and its Subsidiaries are in material compliance with all terms and conditions of employment and all Law respecting employment, including pay equity, employment standards, labour, human rights, privacy, workers' compensation and occupational health and safety, and there are no material outstanding claims, complaints, investigations or orders under any such Law and to the knowledge of the Company there is no basis for such claim other than as disclosed in Section 3.1(38)(b) of the Company Disclosure Letter.

(c)
All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, sick days, termination and severance pay and benefits under Employee Plans and other similar accruals have either been paid or are accurately reflected in the books and/or records of the Company or of the applicable Subsidiary.

(d)
Except as disclosed in Section 3.1(38)(d) of the Company Disclosure Letter, no Company Employee has any agreement in relation to any employee's termination, length of notice, pay in lieu of notice, severance, job security or similar provisions (other than such as results by Law from the employment of an employee without an agreement as to notice or severance), nor are there any change of control payments, golden parachutes, severance payments, retention payments or agreements with current or former Company Employees providing for cash or other compensation or benefits upon the consummation of, or relating to, the Arrangement or any other transaction contemplated by this Agreement, including a change of control of the Company or of any of its Subsidiaries.

(e)
There are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor any Subsidiary has been reassessed in any material respect under such legislation during the past three years and, to the knowledge of the Company, no audit of the Company or any Subsidiary is currently being performed pursuant to any applicable workplace safety and insurance legislation. As of the date of this Agreement, there are no claims or potential claims which may materially adversely affect the Company or any Subsidiary's accident cost experience.

(f)
There are no material charges pending with respect to the Company or its Subsidiaries under applicable occupational health and safety legislation ("OHSL"). The Company and each of its Subsidiaries have complied in all material respects with the terms and conditions of OHSL, as well as any orders issued under OHSL and there are no appeals of any material orders under OHSL currently outstanding.

(39)
Collective Agreements.

(a)
Other than the Collective Agreements, neither the Company nor any Subsidiary is a party to, nor is engaged in any negotiations with respect to any collective bargaining or union agreement, any actual or, to the knowledge of the Company, threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former Company Employee. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any aspect of the Company Employees by way of certification, interim certification, voluntary recognition, or succession rights of any employees. Except as disclosed in Section 3.1(39)(a) of the Company Disclosure Letter, the Company and its Subsidiaries are in material compliance with the Collective Agreements and there are no material grievances or arbitration proceedings under the Collective Agreements.

(b)
There is no labour strike, dispute, lock-out work slowdown or stoppage pending or involving or threatened against the Company or any Subsidiary.

(c)
No trade union has applied to have the Company or a Subsidiary declared a related successor, or common employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which the Company or any Subsidiary carries on business.

(d)
Except as disclosed in Section 3.1(39)(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has engaged in any unfair labour practice and no material unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries.

(40)
Employee Plans.

(a)
Section 3.1(40)(a) of the Company Disclosure Letter lists all material Employee Plans. The Company has disclosed in the Data Room true, correct and complete copies of all such material Employee Plans as amended, together with all related documentation including funding and investment management agreements, summary plan descriptions, the most recent actuarial reports, financial statements, asset statements, material opinions and memoranda (whether externally or internally prepared) and material correspondence with regulatory authorities or other relevant Persons. No set of facts exist and no changes have occurred which would materially affect the information contained in the actuarial reports, financial statements or asset statements required to be provided to the Purchaser. No commitments to improve or otherwise amend any material Employee Plan have been made.

(b)
Each material Employee Plan is and has been established, registered, qualified, funded and, in all material respects, administered in accordance with Law and in accordance with their terms. No fact or circumstance exists which could adversely affect the registered status of any such material Employee Plan. The Company has not breached any fiduciary obligation with respect to the administration or investment of any material Employee Plan.

(c)
All contributions, premiums or taxes required to be made or paid by the Company or any of its Subsidiaries, as the case may be, under the terms of each material Employee Plan or by Law have been made in a timely fashion.

(d)
No material Employee Plan is subject to any investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits) and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any material Employee Plan required to be registered or qualified.

  (e)
  No Employee Plan is a multi-unit pension plan as such term is defined under the Employment Pension Plan Act (Alberta) or any similar plan for purposes of pension standards legislation of another jurisdiction.

(41)
Insurance.

(a)
The Company and each of its Subsidiaries is, and has been continuously since January 1, 2011, insured by reputable third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Company and its Subsidiaries and their respective assets.

(b)
To the knowledge of the Company each material insurance policy currently in effect that insures the physical properties, business, operations and assets of the Company and its Subsidiaries is valid and binding and in full force and effect and there is no material claim pending under any such policies as to which coverage has been questioned, denied or disputed. There is no material claim pending under any insurance policy of the Company or of any of its Subsidiaries that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material proceedings covered by any insurance policy of the Company or of any of its Subsidiaries have been properly reported to and accepted by the applicable insurer.

(42)
Taxes.

(a)
The Company and each of its Subsidiaries has duly and timely filed all Tax Returns required to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

(b)
The Company and each of its Subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Company. The Company and its Subsidiaries have provided adequate accruals in accordance with GAAP in the most recently published consolidated financial statements of the Company for any Taxes of the Company and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(c)
Except as disclosed in Section 3.1(42)(c) of the Company Disclosure Letter, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets.

(d)
No claim has been made by any Government Entity in a jurisdiction where the Company and any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to material Tax by that jurisdiction.

(e)
There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries.

(f)
The Company and each of its Subsidiaries has withheld or collected all material amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(g)
Other than waivers that were filed solely for the purpose of permitting the Company to claim deductions in order to reduce Taxes arising from adjustments to income arising from assessments or reassessments of Tax for prior taxation years and for which the Company has filed objections or appeals in respect of such amendments or reassessments (the "Protective Waivers"), there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending. For greater certainty, no Protective Waiver allows the relevant Governmental Entity to assess or reassess additional Tax in respect of the taxation year to which the Protective Waiver relates.

  (h)
  The Company and each of its Subsidiaries has made available to the Purchaser true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

  (i)
  Neither the Company nor any of its Subsidiaries has ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a Person with whom it was not dealing at arm's length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services.

  (j)
  The tax attributes of the assets of the Company and each of its Subsidiaries are accurately reflected in the Tax Returns of the Company and of each of its Subsidiaries, as applicable, and have not materially and adversely changed since the date of such Tax Returns, except to the extent that such attributes have been used in the Ordinary Course or as a result of completion of any transaction contemplated by this Agreement including, without limitation, any Pre-Acquisition Reorganization and as set forth in Section 3.1(42)(j) of the Company Disclosure Letter.

  (k)
  There are no circumstances existing which could result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Company or any of its Subsidiaries. Other than in the Ordinary Course, the Company and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the Company or its Subsidiaries for any period ending after the Effective Time.

  (l)
  The Company is not a non-resident of Canada within the meaning of the Tax Act.

(43)
Flow-Through Obligations.    Except as disclosed in Section 3.1(43) of the Company Disclosure Letter, the Company or its Subsidiaries do not have any obligations to incur or renounce to investors any Canadian exploration expense or Canadian development expense, each as defined under the Tax Act, pursuant to any flow-through share agreement of which the Company, its Subsidiaries or any of their respective predecessor is a party.

(44)
Disclosure.    Other than with respect to Reserves Information, the representation for which is given in Paragraph (32) hereof, no forecast, budget or projection provided by or on behalf of the Company to the Purchaser contains any Misrepresentation and such forecasts, budgets and projections were prepared in good faith and at the time they were prepared contained reasonable estimates of the prospects of the business of the Company and its Subsidiaries.

(45)
Confidentiality Agreements.    All agreements entered into by the Company or any of its Subsidiaries with Persons other than the Parent regarding the confidentiality of information provided to such Person or reviewed by such Persons with respect to any transaction in the nature described in the definition of Acquisition Proposal contain customary provisions, including standstill provisions, which do not provide for any waiver or release thereof other than with the consent of the Company or its Subsidiary and the Company or, if applicable, its Subsidiary has not waived, released or amended the standstill or other provisions of any such agreements. The Company or any of its Subsidiaries have not negotiated or engaged in any discussions with respect to any such proposal with any Person who has not entered into such a confidentiality agreement.

(46)
Opinion of Financial Advisors.    The Board has received the Fairness Opinions.

(47)
Brokers.    Except for the engagement letters between the Company and the Financial Advisors and the fees payable under or in connection with such engagements, no investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries or is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries in connection with this Agreement or any other transaction contemplated by this Agreement. A true and complete copy of the engagement letters between the Company and the Financial Advisors have been provided to Stikeman Elliott LLP and the Company has made true and complete disclosure to the Purchaser of all fees, commissions or other payments that may be incurred pursuant to such engagements or that may otherwise be payable to the Financial Advisors.

(48)
Board Approval.

(a)
As of the date hereof, the Board, after consultation with its legal advisors and the Financial Advisors, has unanimously: (i) determined that the Consideration to be received by the Affected Shareholders pursuant to the Arrangement and this Agreement is fair to such holders and that the Arrangement is in the best interests of the Company; (ii) resolved to unanimously recommend that the Common Shareholders vote in favour of the Arrangement Resolution and the Preferred Shareholders vote in favour of the Preferred Shareholder Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede, such determinations, resolutions or authorizations.

(b)
Each of the directors and officers of the Company has advised the Company and the Company believes that they intend to vote or cause to be voted all Company Shares beneficially held by them in favour of the Arrangement Resolution and the Preferred Shareholder Resolution, as applicable, and the Company shall make a statement to that effect in the Company Circular.

(49)
Funds Available.    The Company has sufficient funds available to pay the Termination Fee.

(50)
Money Laundering.    The operations of the Company and of each of its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and money laundering Laws and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity relating to money laundering (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or Governmental Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(51)
Anti-Corruption.    Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any of its or their respective directors, executives, officers, representatives, agents or employees has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act or the Corruption of Foreign Public Officials Act (Canada) or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

 SCHEDULE F

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND PURCHASER

(1)
Organization and Qualification.    Each of the Parent and Purchaser is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.

(2)
Corporate Authorization.    Each of the Parent and Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by each of the Parent and Purchaser of their respective obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of the Parent and Purchaser and no other corporate proceedings on the part of each of the Parent and Purchaser are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than the approval by the shareholders of Parent pursuant to the requirements of the Hong Kong Listing Rules which is being delivered on the date hereof.

(3)
Execution and Binding Obligation.    This Agreement has been duly executed and delivered by each of the Parent and Purchaser, and constitutes a legal, valid and binding agreement of each of them enforceable against each of them in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)
Governmental Authorization.    The execution, delivery and performance by each of Parent and Purchaser of their respective obligations under this Agreement and the consummation by the Parent and Purchaser of the Arrangement and the transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Parent and Purchaser other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) the Key Regulatory Approvals and any other Regulatory Approval identified in accordance with this Agreement; (v) pursuant to the requirements of the Hong Kong Listing Rules; and (vi) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not, individually or in the aggregate, materially impede the ability of the Parent or Purchaser to consummate the Arrangement and the transactions contemplated hereby. The Purchaser has no reason to believe that the PRC Approvals will not be obtained prior to the Outside Date.

(5)
Non-Contravention.    The execution, delivery and performance by Parent and Purchaser of their respective obligations under this Agreement and the consummation of the Arrangement and the transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)
contravene, conflict with, or result in any violation or breach of the organizational documents of the Parent or Purchaser; or

(b)
assuming compliance with the matters referred to in Paragraph (4) above, contravene, conflict with or result in a violation or breach of any Law applicable to the Parent or Purchaser or any of their respective properties or assets except as would not, individually or in the aggregate, materially impede the ability of the Parent or Purchaser to consummate the Arrangement and the transactions contemplated hereby.

(6)
Litigation.    There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of Parent and Purchaser threatened, against the Parent or the Purchaser before any Governmental Entity nor are the Parent or Purchaser subject to any outstanding judgment, order, writ, injunction or decree that, either individually or in the aggregate, is reasonably likely to prevent or materially delay consummation of the Arrangement or the transactions contemplated hereby.

(7)
Funds Available.    The Parent has, and the Purchaser will have at the Effective Time, sufficient funds available to satisfy the aggregate Consideration payable by the Purchaser pursuant to the Arrangement in accordance with the terms of this Agreement and the Plan of Arrangement, and to satisfy all other obligations payable by the Purchaser pursuant to this Agreement and the Arrangement.

 APPENDIX D

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1   Definitions

        Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

        "Arrangement" means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

        "Arrangement Agreement" means the arrangement agreement made as of July 23, 2012 among the Parent, the Purchaser and the Company (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

        "Arrangement Resolution" means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting by Common Shareholders.

        "Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

        "Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Calgary, Alberta or Beijing, People's Republic of China or Luxembourg.

        "Canadian Equivalent of the Consideration per Common Share" means the amount in the Canadian dollar equivalent of the Consideration per Common Share on the basis of the noon United States to Canadian dollar exchange rate on the date that is three Business Days immediately preceding the Effective Date as reported by the Bank of Canada.

        "CBCA" means the Canada Business Corporations Act.

        "Certificate of Arrangement" means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

        "Common Shareholders" means the registered and/or beneficial holders of Common Shares, as the context requires.

        "Common Shares" means the common shares in the capital of the Company.

        "Company" means Nexen Inc., a corporation incorporated under the laws of Canada.

        "Company Circular" means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Securityholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

        "Company Meeting" means the special meeting of Common Shareholders and Preferred Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the

Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and the Preferred Shareholder Resolution.

        "Company Options" means the outstanding options to purchase Common Shares issued pursuant to the Stock Option Plan and shall include, for greater certainty, any options with performance conditions issued under the Stock Option Plan.

        "Company Securityholders" means, collectively, the Common Shareholders, the Preferred Shareholders, the holders of Company Options, the holders of DSUs, the holders of STARs and the holders of RSUs.

        "Consideration" means U.S.$27.50 in cash per Common Share, without interest, and $26.00 in cash per Preferred Share (together with an amount equal to all accrued and unpaid dividends thereon up to, but excluding, the Effective Date), without interest, as applicable.

        "Court" means the Court of Queen's Bench of Alberta, or other court as applicable.

        "Depositary" means such Person as the Purchaser may appoint to act as depositary for the Common Shares and the Preferred Shares in relation to the Arrangement, with the approval of the Company, acting reasonably.

        "Director" means the Director appointed pursuant to Section 260 of the CBCA.

        "Dissent Rights" has the meaning specified in Section 3.1.

        "Dissenting Holder" means a registered Common Shareholder or registered Preferred Shareholder, as applicable, who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares or Preferred Shares, as applicable, in respect of which Dissent Rights are validly exercised by such registered Common Shareholder or registered Preferred Shareholder.

        "DSU Plan 1" means the Company's amended and restated deferred share unit plan 1—base compensation alternative for non-executive directors effective as of July 1, 2001, as amended and restated July 17, 2011.

        "DSU Plan 2" means the Company's deferred share unit plan 2—long term incentive plan for non-executive directors effective as of October 16, 2003.

        "DSUs" means the outstanding deferred share units issued under the DSU Plan 1 and the DSU Plan 2.

        "Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

        "Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

        "Final Order" means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

        "Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

        "Interim Order" means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

        "Law" means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

        "Lien" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

        "Letter of Transmittal" means the letter of transmittal sent to holders of Common Shares or Preferred Shares, as applicable, for use in connection with the Arrangement.

        "Parent" means CNOOC Limited, a corporation incorporated under the laws of Hong Kong with limited liability.

        "Parties" means the Company, the Parent and the Purchaser and "Party" means any one of them.

        "Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

        "Plan of Arrangement" means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

        "Preferred Shareholder Resolution" means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by Preferred Shareholders.

        "Preferred Shareholders" means the registered and/or beneficial holders of Preferred Shares, as the context requires.

        "Preferred Shares" means the second series of preferred shares designated as "Cumulative Redeemable Class A Rate Reset Preferred Shares, Series 2" in the capital of the Company, as constituted on the date hereof.

        "Purchaser" means CNOOC Canada Holding Ltd., a corporation incorporated under the laws of Canada.

        "Rights Plan" means the amended and restated shareholder rights plan agreement between the Company and CIBC Mellon Trust Company, as rights agent, dated as of April 27, 2011.

        "RSU Plan" means the Company's restricted share unit plan as amended and restated effective as of February 15, 2012.

        "RSUs" means the restricted share units issued under the RSU Plan and shall include, for greater certainty, any performance share units issued under the RSU Plan.

        "STARs" means the stock appreciation rights issued under the STARs Plan and shall include, for greater certainty, any STARs with performance conditions issued under the STARs Plan.

        "STARs Plan" means the Company's stock appreciation rights plan effective July 13, 2001, as amended December 4, 2006.

        "Stock Option Plan" means the Company's stock option plan effective February 27, 1998, as amended December 15, 1998, September 15, 1999, April 17, 2000, May 2, 2001, May 6, 2003, July 1, 2004 (at which time it was renamed the "Tandem Option Plan") and June 30, 2007.

        "Tax Act" means the Income Tax Act (Canada).

1.2   Certain Rules of Interpretation

        In this Plan of Arrangement, unless otherwise specified:

(1)
Headings, etc.    The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)
Currency.    All references to dollars or to $ are references to Canadian dollars, unless specified otherwise.

(3)
Gender and Number.    Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)
Certain Phrases, etc.    The words (i) "including", "includes" and "include" mean "including (or includes or include) without limitation," (ii) "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of," and (iii) unless stated otherwise, "Article", "Section", and "Schedule" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(5)
Statutes.    Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)
Computation of Time.    A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)
Time References.    References to time herein or in any Letter of Transmittal are to local time, Calgary, Alberta.

ARTICLE 2

THE ARRANGEMENT

2.1   Arrangement Agreement

        This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2   Binding Effect

        This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Parent, the Purchaser, the Company, all holders and beneficial owners of Common Shares, Preferred Shares, Company Options, DSUs, RSUs and STARs, including Dissenting Holders, the register and transfer agent of the Company, the Depositary and all other Persons, at and after, the Effective Time without any further act or formality required on the part of any Person.

2.3   Arrangement

        At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

  (a)
  notwithstanding the terms of the Rights Plan, the Rights Plan shall be terminated and all rights issued pursuant to the Rights Plan shall be cancelled without any payment in respect thereof;

  (b)
  each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount (if any) by which: (i) the Consideration per Common Share, in respect of each Company Option with an exercise price denominated in U.S. dollars; or (ii) the Canadian Equivalent of the Consideration per Common Share in respect of each Company Option with an exercise price denominated in Canadian dollars, exceeds the exercise price of such Company Option, in each case, less applicable withholdings, and such Company Option shall immediately be cancelled and, for greater certainty, where such amount is a negative, neither the Company nor the Purchaser shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option;

  (c)
  each DSU or RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the DSU Plan 1, the DSU Plan 2 or the RSU Plan, as applicable, shall, without any further action by or on behalf of a holder of DSUs or RSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for: (i) a cash payment from the Company equal to the Consideration per Common Share in respect of each DSU or RSU denominated in U.S. dollars; or (ii) a cash payment from the Company equal to the Canadian Equivalent of the Consideration per Common Share in respect of each DSU or RSU denominated in Canadian dollars, in each case, less applicable withholdings, and each such DSU or RSU shall immediately be cancelled;

  (d)
  each STAR outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the STARs Plan, shall, without any further action by or on behalf of a holder of STARs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount (if any) by which: (i) the Consideration per Common Share, in respect of each STAR with an exercise price denominated in U.S. dollars; or (ii) the Canadian Equivalent of the Consideration per Common Share in respect of each STAR with an exercise price denominated in Canadian dollars, exceeds the exercise price of such STAR, in each case, less applicable withholdings, and such STAR shall immediately be cancelled and, for greater certainty, where such amount is a negative, neither the Company nor the Purchaser shall be obligated to pay the holder of such STAR any amount in respect of such STAR;

  (e)
  (i) each holder of Company Options, DSUs, RSUs or STARs shall cease to be a holder of such Company Options, DSUs, RSUs or STARs, (ii) such holder's name shall be removed from each applicable register, (iii) the Stock Option Plan, the DSU Plan 1, the DSU Plan 2, the RSU Plan and the STARs Plan and all agreements relating to the Company Options, DSUs, RSUs and STARs shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 2.3(b), Section 2.3(c) and Section 2.3(d) at the time and in the manner specified in Section 2.3(b), Section 2.3(c) and Section 2.3(d);

  (f)
  each of the Common Shares or Preferred Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser (free and clear of all Liens) in consideration for a debt claim against the Purchaser for the amount determined under Article 3, and:

  (i)
  such Dissenting Holders shall cease to be the holders of such Common Shares or Preferred Shares, as applicable, and to have any rights as holders of such Common Shares or Preferred Shares, as applicable, other than the right to be paid fair value for such Common Shares or Preferred Shares, as applicable, as set out in Section 3.1;

  (ii)
  such Dissenting Holders' names shall be removed as the holders of such Common Shares or Preferred Shares, as applicable, from the registers of Common Shares and Preferred Shares, as applicable, maintained by or on behalf of the Company; and

  (iii)
  the Purchaser shall be deemed to be the transferee of such Common Shares and Preferred Shares, as applicable, free and clear of all Liens, and shall be entered in the registers of Common Shares and Preferred Shares, as applicable, maintained by or on behalf of the Company;

  (g)
  each Common Share outstanding immediately prior to the Effective Time, other than Common Shares held by a Dissenting Holder who has validly exercised such holder's Dissent Right, shall, without any further action by or on behalf of a holder of Common Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the applicable Consideration for each Common Share held, and:

  (i)
  the holders of such Common Shares shall cease to be the holders thereof and to have any rights as holders of such Common Shares other than the right to be paid the Consideration per Common Share in accordance with this Plan of Arrangement;

  (ii)
  such holders' names shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

  (iii)
  the Purchaser shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company; and

  (h)
  simultaneously with Section 2.3(g), each Preferred Share outstanding immediately prior to the Effective Time, other than Preferred Shares held by a Dissenting Holder who has validly exercised such holder's Dissent Right, shall, without any further action by or on behalf of a holder of Preferred Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the applicable Consideration for each Preferred Share held, and:

  (i)
  the holders of such Preferred Shares shall cease to be the holders thereof and to have any rights as holders of such Preferred Shares other than the right to be paid the Consideration per Preferred Share in accordance with this Plan of Arrangement;

  (ii)
  such holders' names shall be removed from the register of the Preferred Shares maintained by or on behalf of the Company; and

  (iii)
  the Purchaser shall be deemed to be the transferee of such Preferred Shares (free and clear or all Liens) and shall be entered in the register of the Preferred Shares maintained by or on behalf of the Company.

2.4   Adjustment to Consideration

        If, on or after the date of the Arrangement Agreement, the Company sets a record date for any dividend or other distribution on the Common Shares or the Preferred Shares (other than Permitted Dividends) that is prior to the Effective Time or the Company pays any dividend or other distribution on the Common Shares or Preferred Shares (other than Permitted Dividends) prior to the Effective Time: (i) to the extent that the amount of such dividends or distributions per Common Share or Preferred Share, as applicable, does not exceed the Consideration per Common Share or Preferred Share, as applicable, the Consideration per Common Share or Preferred Share, as applicable, shall be reduced by the amount of such dividends or distributions, as applicable; and (ii) to the extent that the amount of such dividends or distributions per Common Share or Preferred Share, as applicable, exceeds the Consideration per Common Share or Preferred Share, as applicable, such excess amount shall be placed in escrow for the account of the Purchaser or another Person designated by the Purchaser.

ARTICLE 3

RIGHTS OF DISSENT

3.1   Rights of Dissent

        Registered Common Shareholders and registered Preferred Shareholders, respectively, may exercise dissent rights with respect to the Common Shares and Preferred Shares held by such holders ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 3.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution or the Preferred Shareholder Resolution, as

applicable, referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Calgary time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Common Shares and Preferred Shares, as applicable, held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(f) and if they:

  (a)
  ultimately are entitled to be paid fair value for such Common Shares or Preferred Shares, as applicable: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(f)); (ii) will be entitled to be paid the fair value of such Common Shares and Preferred Shares, as applicable, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business, in respect of the Common Shares, on the day before the Arrangement Resolution was adopted and, in respect of the Preferred Shares, on the day before the Preferred Shareholder Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares or Preferred Shares; or

  (b)
  ultimately are not entitled, for any reason, to be paid fair value for such Common Shares or Preferred Shares, as applicable, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares or Preferred Shares, as applicable.

3.2   Recognition of Dissenting Holders

  (a)
  In no circumstances shall the Parent, the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares or Preferred Shares, as applicable, in respect of which such rights are sought to be exercised.

  (b)
  For greater certainty, in no case shall the Parent, the Purchaser, the Company or any other Person be required to recognize Dissenting Holders as holders of Common Shares or Preferred Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(f), and the names of such Dissenting Holders shall be removed from the registers of holders of the Common Shares and Preferred Shares, as applicable, in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(f) occurs. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options, holders of DSUs, holders of RSUs or holders of STARs; (ii) Common Shareholders who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares); and (iii) Preferred Shareholders who vote or have instructed a proxyholder to vote such Preferred Shares in favour of the Preferred Shareholder Resolution (but only in respect of such Preferred Shares).

ARTICLE 4

CERTIFICATES AND PAYMENTS

4.1   Payment of Consideration

  (a)
  Prior to the filing of the Articles of Arrangement the Purchaser shall deposit, or arrange to be deposited, for the benefit of holders of Common Shares and for the benefit of holders of Preferred Shares, cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by this Plan of Arrangement, with the amount per Common Share and Preferred Share, as applicable, in respect of which Dissent Rights have been exercised being deemed to be the Consideration per Common Share or Preferred Share, as applicable, for this purpose, net of applicable withholdings for the benefit of the holders of Common Shares and Preferred Shares, as applicable. The cash deposited with the Depositary by or on behalf of the Purchaser shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

  (b)
  Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares and Preferred Shares that were transferred pursuant to Section 2.3(g) and Section 2.3(h), respectively, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Common Shareholders and Preferred Shareholders, as the case may be, represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash which such holder has the right to receive under the Arrangement for such Common Shares and Preferred Shares, as applicable, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

  (c)
  As soon as practicable after the Effective Date, the Company shall pay the amounts, net of applicable withholdings, to be paid to holders of Company Options, DSUs, RSUs and STARs, either (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company is not practicable for any such holder, by cheque (delivered to such holder of Company Options, DSUs, RSUs or STARs, as applicable, as reflected on the register maintained by or on behalf of the Company in respect of the Company Options, DSUs, RSUs and STARs); provided that, notwithstanding anything to the contrary contained herein, in respect of Company Options or RSUs issued pursuant to the Company's Key Skills Retention Program or the Executive Officer Retention Program, the cash payments shall only be made to the holders of such securities or rights in accordance with the original vesting provisions of such securities or rights.

  (d)
  Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Common Shares or Preferred Shares, as applicable, shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Common Shares or Preferred Shares, as applicable, not duly surrendered on or before the second anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares or Preferred Shares, as applicable, of any kind or nature against or in the Company, the Parent or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

  (e)
  Any payment made by way of cheque by the Depositary (or the Company, if applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the second anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Common Shares, the Preferred Shares, the Company Options, the DSUs, the RSUs and the STARs pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

  (f)
  No holder of Common Shares, Preferred Shares, Company Options, DSUs, RSUs or STARs shall be entitled to receive any consideration with respect to such Common Shares, Preferred Shares, Company Options, DSUs, RSUs or STARs other than any cash payment to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2   Lost Certificates

        In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares or Preferred Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory to Purchaser and the Company, acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3   Withholding Rights

        The Purchaser, the Company or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1), such amounts as the Purchaser, the Company or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority.

4.4   No Liens

        Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.5   Paramountcy

        From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Preferred Shares, Company Options, DSUs, RSUs and STARs issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Company Securityholders, the Company, the Parent, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Preferred Shares, Company Options, DSUs, RSUs or STARs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

5.1   Amendments to Plan of Arrangement

  (a)
  The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Company Securityholders if and as required by the Court.

  (b)
  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

  (c)
  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Common Shareholders and/or Preferred Shareholders voting in the manner directed by the Court.

  (d)
  Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement.

ARTICLE 6

FURTHER ASSURANCES

6.1   Further Assurances

        Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

 APPENDIX E

INTERIM ORDER AND ORIGINATING APPLICATION

Clerk's stamp:

COURT FILE NUMBER 1201-09802
COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING NEXEN INC., CNOOC LIMITED, CNOOC CANADA HOLDING LTD. AND THE COMMON SHAREHOLDERS AND PREFERRED SHAREHOLDERS OF NEXEN INC.

DOCUMENT	INTERIM ORDER
ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT	BLAKE, CASSELS & GRAYDON LLP 3500, 855 - 2nd Street S.W. Calgary, AB T2P 4J8
Attn: David Tupper/Melanie R. Gaston
Telephone: 403-260-9732 Facsimile: 403-260-9700 Email: melanie.gaston@blakes.com
File Ref.: 80545/291

DATE ON WHICH ORDER WAS PRONOUNCED:	AUGUST 16, 2012
NAME OF JUDGE WHO MADE THIS ORDER:	JUSTICE K.D. YAMAUCHI

INTERIM ORDER

UPON the Originating Application (the "Application") of Nexen Inc. ("Nexen") pursuant to Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended ("CBCA");

AND UPON reading the Affidavit of Una M. Power, sworn August 15, 2012 (the "Affidavit") and the documents referred to therein;

AND UPON hearing counsel for Nexen;

AND UPON noting the consent of CNOOC Limited ("CNOOC") and CNOOC Canada Holding Ltd. ("AcquisitionCo");

AND UPON noting that the director appointed under Section 260 the CBCA (the "Director") has been served with notice of this application as required by subsection 192(5) of the CBCA and that the Director did not intend to appear or be heard with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

  (a)
  the capitalized terms not defined in this Interim Order shall have the meanings attributed to them in the Information Circular and Proxy Statement of Nexen (the "Information Circular"), a draft copy of which is attached as Exhibit A to the Affidavit;

  (b)
  all references to "Arrangement Agreement" used herein mean the Arrangement Agreement dated July 23, 2012 among Nexen, CNOOC and AcquisitionCo, a copy of which is attached as Appendix C to the Information Circular, as it may be amended or amended and restated from time to time in accordance with its terms; and

  (c)
  all references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Appendix D to the Information Circular, as it may be amended or amended and restated from time to time in accordance with its terms and the Arrangement Agreement.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

1.
The proposed course of action is an "arrangement" within the definition of the CBCA and Nexen, CNOOC and AcquisitionCo may proceed with the Arrangement.

IT IS HEREBY FURTHER ORDERED THAT:

General

2.
Nexen shall seek approval of the Arrangement by the holders (the "Nexen Common Shareholders") of common shares of Nexen (the "Nexen Common Shares") and the holders (the "Nexen Preferred Shareholders") of the cumulative redeemable Class A rate reset preferred shares, series 2 (the "Nexen Preferred Shares" and, together with the Nexen Common Shares, the "Nexen Shares") in the manner set forth below. The Nexen Common Shareholders and the Nexen Preferred Shareholders are collectively referred to as the "Nexen Shareholders".

Meeting

3.
Nexen shall call and conduct a special meeting (the "Meeting") of Nexen Shareholders on September 20, 2012 at 8:00 a.m. Calgary time. At the Meeting, (i) the Nexen Common Shareholders will consider and vote upon a special resolution approving the Arrangement (the "Arrangement Resolution"), (ii) the Nexen Preferred Shareholders will vote on a special resolution approving the Arrangement (the "Preferred Shareholder Resolution"), and (iii) such other business as may properly be brought before the Meeting or any adjournment or postponement thereof will be heard, all as more particularly described in the Information Circular. The Meeting shall be held and conducted in accordance with the applicable provisions of the CBCA, the articles and by-laws of Nexen in effect at the relevant time, the rulings and directions of the Chair of the Meeting, this Interim Order and any further Order of this Court. To the extent that there is any inconsistency or discrepancy between this Interim Order and the CBCA, the by-laws or articles of Nexen, the terms of this Interim Order shall govern.

4.
The quorum required at the Meeting in respect of the Nexen Common Shareholders shall be two persons, either present in person or represented by proxy, and representing in the aggregate not less than 25% of the outstanding Nexen Common Shares. The quorum required at the Meeting in respect of the Nexen Preferred Shareholders shall be two persons, either present in person or represented by proxy, and representing in the aggregate not less than 25% of the outstanding Nexen Preferred Shares. If, within 30 minutes from the time appointed for the Meeting, a quorum of the Nexen Common Shareholders is not present, the Meeting shall be adjourned to such business day that is not less than seven days following the day appointed for the Meeting, and to such time and place as may be appointed by the Chair of the Meeting. If at such adjourned Meeting a quorum is not present, the Nexen Shareholders present in person or by proxy shall be a quorum for all purposes. Notwithstanding that a quorum of the Nexen Preferred Shareholders is not present at the Meeting or any adjournment thereof, the Meeting or adjournment will still proceed in respect of the Nexen Common Shareholders (if a quorum in respect thereof is present). In such circumstance, the Nexen Preferred Shares shall be excluded from the Arrangement.

5.
The Board of Directors of Nexen has fixed a record date for the Meeting of August 16, 2012 (the "Record Date"), which Record Date shall not change in respect of any adjournment of the Meeting unless required by applicable laws. Only Nexen Shareholders whose names have been entered on the register of Nexen

  Shares at the close of business on the Record Date shall be entitled to receive notice of the Meeting and to vote at the Meeting. Each Nexen Common Shareholder shall be entitled to one vote at the Meeting in respect of the Arrangement Resolution for each Nexen Common Share held; each Nexen Preferred Shareholder shall be entitled to one vote at the Meeting in respect of the Preferred Shareholder Resolution for each Nexen Preferred Share held.

6.
The Chair of the Meeting shall be any executive officer or director of Nexen.

7.
The only persons entitled to attend and speak at the Meeting shall be Nexen Shareholders and holders of incentive awards granted under Nexen's Incentive Award Plans (the "Nexen Incentive Award Holders") or their authorized representatives, Nexen's counsel, directors and officers and its auditors, representatives and counsel of CNOOC and AcquisitionCo, the scrutineers for the Meeting and their representatives, the Director and other persons with the permission of the Chair of the Meeting.

8.
The requisite approval for the Arrangement shall be: (a) for the Arrangement Resolution, not less than 66 2/3% of the votes cast by the Nexen Common Shareholders, present in person or represented by proxy, at the Meeting; and (b) for the Preferred Shareholder Resolution, not less than 66 2/3% of the votes cast by the Nexen Preferred Shareholders, present in person or represented by proxy, at the Meeting.

9.
The Nexen Common Shareholders and the Nexen Preferred Shareholders will vote on the Arrangement as separate classes of securities. Completion of the Arrangement is not conditional on approval by the Nexen Preferred Shareholders. If the approval of the Nexen Preferred Shareholders is not obtained, the Nexen Preferred Shares shall be excluded from the Arrangement.

10.
To be valid, a proxy must be deposited with Nexen in the manner described in the Information Circular. Proxies that are signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable.

11.
Any accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

Adjournments and Postponements

12.
The Meeting may be adjourned or postponed on one or more occasions and for such period or periods of time as provided in the Arrangement Agreement without further order of this Court and without the necessity of first convening such Meeting or first obtaining any vote of Nexen Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by press release, newspaper advertisement, or by notice to the Nexen Shareholders by one of the methods specified in this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of Nexen. If the Meeting is adjourned or postponed in accordance with this Interim Order, the references to the Meeting in this Interim Order shall be deemed to be the Meeting as adjourned or postponed.

Amendments to Arrangement

13.
Nexen is authorized to make such amendments, revisions or supplements to the Arrangement as it may determine necessary or desirable, provided that such amendments are made in accordance with, and in the manner contemplated by, the Arrangement and the Arrangement Agreement, without any additional notice to Nexen Shareholders unless this Court shall direct otherwise. The Arrangement as so amended, revised or supplemented shall be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution and the Preferred Shareholder Resolution, as applicable, without need to return to this Court to amend this Interim Order. If the approval of the Nexen Preferred Shareholders is not obtained, the Arrangement shall be amended to exclude the Nexen Preferred Shares and matters ancillary thereto (including, for greater certainty, the dissent rights in favour of the Nexen Preferred Shareholders).

Solicitation of Proxies

14.
Nexen is authorized to use the forms of proxy enclosed with the Information Circular, subject to its ability to insert dates and other relevant information in the final forms of each proxy. Nexen, CNOOC and AcquisitionCo are each authorized, to solicit proxies, directly and through their officers, directors and employees, and through such agents or representatives as they may retain for that purpose, and such solicitation may be by mail or such other forms of personal and electronic communication as they may determine.

Dissent Rights

15.
Registered Nexen Shareholders are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 190 of the CBCA with respect to the Arrangement Resolution and the Preferred Shareholder Resolution, as applicable.

16.
In order for a registered Nexen Shareholder to exercise such right of dissent (a "Dissenting Shareholder") under Section 190 of the CBCA:

(a)
the Dissenting Shareholder's written objection to the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable, must be received by Nexen c/o its counsel Blake, Cassels & Graydon LLP, 3500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4J8, Attention: Pat Finnerty by 5:00 p.m. (Calgary time) on September 18, 2012 or at least 48 hours (other than a Saturday, Sunday or holiday) prior to the time set for any adjournment or postponement of the Meeting;

(b)
a Dissenting Shareholder shall not have voted any of his or her Nexen Common Shares or Nexen Preferred Shares, as applicable, at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution or the Preferred Shareholder Resolution, respectively;

(c)
a Nexen Shareholder may not exercise the right of dissent in respect of only a portion of the holder's Nexen Common Shares or Nexen Preferred Shares, as applicable, but may dissent only with respect to all of the Nexen Common Shares or Nexen Preferred Shares held by the Nexen Shareholder;

(d)
the exercise of such right of dissent must otherwise comply with the requirements of Section 190 of the CBCA, as modified by this Interim Order; and

(e)
a vote against the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable, or an abstention shall not constitute the written objection required under subparagraph (a) above.

17.
The fair value of the applicable Nexen Shares (the "Fair Value") shall be determined as of the close of business on September 19, 2012 (or if the Meeting is adjourned, the day before the Arrangement Resolution is adopted (in respect of the Nexen Common Shares) and the day before the Preferred Shareholder Resolution is adopted (in respect of the Nexen Preferred Shares)), and shall be paid to the Dissenting Shareholders by Nexen, as contemplated by the Arrangement and this Interim Order.

18.
Any Dissenting Shareholder who duly exercises the right of dissent, as set out in paragraphs 15 and 16 above, and who:

(a)
is determined to be entitled to be paid Fair Value for any Nexen Shares, shall be deemed to have transferred those Nexen Shares as provided in the Arrangement, without any further act or formality and free and clear of all liens, claims and encumbrances to Nexen for cancellation in consideration for a payment of cash from Nexen equal to the Fair Value; or

(b)
is, for any reason (including, for clarity, any Dissenting Shareholder electing to withdraw their dissent), determined not to be entitled to be paid Fair Value for the Nexen Shares, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Nexen Shareholder;

  but in no case shall Nexen, CNOOC, AcquisitionCo or any other person, be required to recognize such Nexen Shareholders as holders of Nexen Shares at or after the date upon which the Arrangement becomes effective, and the names of such Nexen Shareholders shall be deleted from the register of Nexen Shares.

19.
Subject to further order of this Court, the rights available to the Nexen Shareholders under the CBCA and the Arrangement to dissent from the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable, shall constitute full and sufficient rights of dissent for the Nexen Shareholders with respect to the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable.

20.
Notice to the Nexen Shareholders of their right of dissent with respect to the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable, and to receive, subject to the provisions of the CBCA and the Arrangement, the Fair Value of their Nexen Common Shares or Nexen Preferred Shares, respectively, shall be given by including information with respect to this right in the Information Circular to be sent to the Nexen Shareholders in accordance with this Interim Order.

Notice

21.
An Information Circular, substantially in the form attached as Exhibit A to the Affidavit, with amendments thereto as Nexen may determine necessary or desirable (provided such amendments are made in compliance with the Arrangement Agreement and are not inconsistent with the terms of this Interim Order), including instruments of proxy, a Notice of Special Meeting of the Nexen Shareholders (the "Notice of Meeting"), Notice of Originating Application, the Originating Application and this Interim Order, together with any other communications or documents determined by Nexen to be necessary or advisable (collectively, the "Finalized Meeting Materials"), shall be sent to those Nexen Shareholders who hold Nexen Shares as of the Record Date, Nexen Incentive Award Holders, non-registered Nexen Shareholders, the directors of Nexen, the auditors of Nexen, and the Director by one or more of the following methods:

(a)
in the case of registered Nexen Shareholders, by first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of Nexen as of the Record Date not later than 21 days prior to the Meeting;

(b)
in the case of Nexen Incentive Award Holders, by email, first class or ordinary mail, by courier or by delivery in person, to such holders at his, her or its address, as shown on the books and records of Nexen as of the Record Date or at the head office of Nexen not later than 21 days prior to the Meeting;

(c)
in the case of non-registered Nexen Shareholders, by providing sufficient copies of the Finalized Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101—Communications with Beneficial Owners of Securities of a Reporting Issuer;

(d)
in the case of the directors and auditors of Nexen, by e-mail, first class or ordinary mail, courier or delivery in person, addressed to the individual directors not later than 21 days prior to the date of the Meeting; and

(e)
in the case of the Director, by email, facsimile, by courier or by delivery in person, addressed to the Director not later than three business days prior to the date of the Meeting.

22.
Delivery of the Finalized Meeting Materials in the manner directed by this Interim Order shall be deemed to be good and sufficient service upon the Nexen Shareholders, Nexen Incentive Award Holders, the directors and auditors of Nexen and the Director, of:

(a)
the Originating Application;

(b)
this Interim Order;

(c)
the Notice of Application; and

(d)
the Notice of the Meeting.

  Any amendments, updates or supplements to any of the information provided in the Finalized Meeting Materials may be communicated to Nexen Shareholders, Nexen Incentive Award Holders and the directors and auditors of Nexen by press release, by posting such amendments, updates or supplements on the website of Nexen, by newspaper advertisement or by notice to such persons by ordinary mail, or by such other means as are determined to be the most appropriate method of communication by Nexen, in the circumstances.

Final Application

23.
Subject to further Interim Order of this Court and provided that the Nexen Common Shareholders have approved the Arrangement as provided in this Order and the Arrangement Agreement has not been terminated in accordance with its terms, Nexen may proceed with an application for approval of the Arrangement and the Final Order on September 20, 2012, at 1:30 p.m. (Calgary time) or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate of Arrangement, Nexen Shareholders, Nexen Incentive Award Holders, Nexen, CNOOC, AcquisitionCo, and all other persons will be bound by the Arrangement in accordance with its terms.

24.
Any Nexen Common Shareholder, Nexen Preferred Shareholder or any other interested party (other than CNOOC, AcquisitionCo and the Director) (together, an "Interested Party") desiring to appear at the hearing for the Final Order is required to file with this Court and serve upon Nexen or on before 5:00 p.m. (Calgary time) on September 13, 2012, a Notice of Intention to Appear, including the Interested Party's address for service in the Province of Alberta, indicating whether such Interested Party intends to support or oppose the application or make submissions thereat, together with a summary of the position such Interested Party intends to advocate before this Court and any evidence or materials which the Interested Party intends to present to the Court. Service of this notice on Nexen shall be effected by delivery to the solicitors for Nexen, Blake, Cassels & Graydon LLP, at 3500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4J8, Attention: David Tupper.

25.
In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 24 of this Interim Order, shall have notice of the adjourned date.

Extra-Territorial Assistance

26.
Nexen seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in Canada and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

Leave to Vary Interim Order

27.
Nexen is, subject to the terms of the Arrangement Agreement, entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

Justice of the Court of Queen's Bench of Alberta

Form 7 [Rule 3.8] Clerk's stamp:

COURT FILE NUMBER 1201-09802
COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING NEXEN INC., CNOOC LIMITED, CNOOC CANADA HOLDING LTD. AND THE COMMON SHAREHOLDERS AND PREFERRED SHAREHOLDERS OF NEXEN INC.

DOCUMENT	ORIGINATING APPLICATION
ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT	BLAKE, CASSELS & GRAYDON LLP 3500, 855 - 2nd Street S.W. Calgary, AB T2P 4J8
Attn: David Tupper/Melanie R. Gaston
Telephone: 403-260-9732 Facsimile: 403-260-9700 Email: melanie.gaston@blakes.com
File Ref.: 80545/291

Interim Order Application
Date	August 16, 2012
Time	2:00 p.m. (MST)
Where	Calgary Courts Centre, 601 - 5 Street SW, Calgary, AB, T2P 5P7
Before	Justice K.D. Yamauchi
Final Order Application
Date	September 20, 2012
Time	1:30 p.m. (MST)
Where	Calgary Courts Centre, 601 - 5 Street SW, Calgary, AB, T2P 5P7
Before	Justice K.D. Yamauchi

 ORIGINATING APPLICATION

Basis for this Originating Application

1.
This originating application (the "Application") is filed with the Court of Queen's Bench of Alberta, Judicial Centre of Calgary (the "Court") on behalf of Nexen Inc. ("Nexen") with respect to a proposed arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA"), involving Nexen, CNOOC Limited ("CNOOC"), CNOOC Canada Holdings Ltd. ("AcquisitionCo"), holders of common shares of Nexen ("Nexen Common Shareholders") and holders of cumulative redeemable Class A rate reset preferred shares, Series 2 of Nexen ("Nexen Preferred Shareholders" and, together with the Nexen Common Shareholders, the "Nexen Shareholders") and certain other securityholders of Nexen (collectively, the "Arrangement Parties"), which Arrangement is described in greater detail in the Information Circular and Proxy Statement of Nexen attached to the Affidavit of Una M. Power, sworn on August 15, 2012, to be filed.

2.
Nexen is a corporation organized under the federal laws of Canada, with its head office located in Calgary, Alberta.

3.
Nexen is not insolvent, is able to pay its liabilities as they become due, and the realizable value of Nexen's assets is more than the aggregate of its liabilities and stated capital of all classes.

4.
CNOOC is a limited liability corporation, incorporated under the laws of Hong Kong.

5.
AcquisitionCo is a corporation organized under the federal laws of Canada, with its registered office located in Calgary, Alberta. AcquisitionCo is an indirect wholly-owned subsidiary of CNOOC.

6.
It is not practicable to effect a fundamental change of the nature contemplated by the Arrangement under any provision of the CBCA other than Section 192 thereof.

7.
The Arrangement is fair to the Arrangement Parties.

8.
Notice of this Application has been given to the director appointed under Section 260 of the CBCA ("Director") as required by Section 192(5) of the CBCA.

Remedy Sought

9.
In advance of the hearing of the Application, Nexen intends to seek an Interim Order and directions for, among other things:

(a)
the calling and holding of a special meeting of the Nexen Shareholders (the "Meeting") to consider and vote upon the Arrangement;

(b)
the giving of notice of the Meeting;

(c)
a declaration that the registered Nexen Shareholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 190 of the CBCA, as modified by the Interim Order;

(d)
the manner of conducting the vote at the Meeting;

(e)
the return of this Application; and

(f)
such other matters as may be required for the proper consideration of the Arrangement.

10.
At the hearing of the Application, Nexen intends to seek:

(a)
a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair, substantively and procedurally, to the Arrangement Parties;

(b)
an Order approving the Arrangement pursuant to the provisions of Section 192 of the CBCA;

(c)
a declaration that the Arrangement, upon the sending of the Articles of Arrangement to the Director and the issuance of a certificate of arrangement by the Director, pursuant to the provisions of sections 192 and 262 of the CBCA, will become effective in accordance with its terms and will be binding, on and after the Effective Date, as defined in the plan of arrangement attached as Schedule A to the arrangement agreement dated July 23, 2012 among Nexen, CNOOC and AcquisitionCo pertaining to the Arrangement; and

  (d)
  such other and further orders, declarations and directions as the Court may deem just.

Materials Relied Upon

11.
The materials upon which Nexen intends to rely include the Affidavits of Una M. Power, to be sworn August 15, 2012, and September 20, 2012, to be filed.

Rules and Statutes Relied Upon

12.
This Application is made in reliance on Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended.

 APPENDIX F

OPINION OF GOLDMAN SACHS

PERSONAL AND CONFIDENTIAL

July 23, 2012

Board of Directors
Nexen Inc.
801 - 7th Avenue S.W.
Calgary, Alberta, Canada
T2P 3P7

Ladies and Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding common shares (the "Shares") of Nexen Inc. (the "Company") of the US$27.50 per Share in cash to be paid to such holders pursuant to the Arrangement Agreement, made as of July 23, 2012 (the "Agreement"), among CNOOC Limited ("CNOOC"), CNOOC Canada Holding Ltd., an indirect wholly owned subsidiary of CNOOC, and the Company.

        Goldman Sachs Canada Inc. and its affiliates (collectively, "Goldman Sachs") are engaged in commercial and investment banking and financial advisory services, market making and trading, research and investment management (both public and private investing), principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. Goldman Sachs, and funds or other entities in which it invests or with which it co-invests, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, CNOOC, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the "Transaction") for the accounts of Goldman Sachs and its customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. Goldman Sachs has provided certain investment banking services to the Company and its affiliates from time to time. Goldman Sachs has also provided certain investment banking services to CNOOC and its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as joint book-running manager with respect to the offering of the 4.25% Guaranteed Notes due 2021 (aggregate principal amount US$1,500,000,000) and the 5.75% Guaranteed Notes due 2041 (aggregate principal amount US$500,000,000) of CNOOC Finance (2011) Limited, a subsidiary of CNOOC, as guaranteed by CNOOC, in January 2011; and financial adviser to CNOOC in connection with its acquisition of certain oil and gas licenses in Uganda in

February 2012. Goldman Sachs may also in the future provide investment banking services to the Company, CNOOC and their respective affiliates for which its Investment Banking Division may receive compensation.

        In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Information Forms of the Company for the five fiscal years ended December 31, 2011; certain interim reports to shareholders of the Company; certain other communications from the Company to its shareholders; certain publicly available research analyst reports for the Company; certain internal estimates of the reserves and resources of the Company prepared by its management, as approved for our use by the Company (the "Company Reports"); certain reports with respect to the estimated reserves and resources of the Company prepared by McDaniel & Associates Consultants Ltd., DeGolyer and MacNaughton and Ryder Scott Company L.P. (collectively, the "Reports"); and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the "Forecasts"). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the oil and gas industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

        For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed, with your consent, that the Forecasts and the Company Reports have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and, except for the Reports and the Company Reports, we have not been furnished with any such evaluation or appraisal. We are not experts in the evaluation of oil, gas and bitumen reserves and resources and, with your consent, we have relied solely upon the Company Reports and the Reports, without independent verification thereof. Senior management of the Company has provided us, in a certificate dated the date hereof, representations regarding, among other things, the accuracy of information, data and other materials (financial or otherwise) provided to us by or on behalf of the Company and the absence of changes thereto. We have assumed that all governmental, regulatory or other consents and approvals necessary for consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

        Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders of Shares, as of the date hereof, of the US $27.50 per Share in cash to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the US$27.50 per Share in cash to be paid to the holders of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or CNOOC or the ability of the Company or CNOOC to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to the Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the US$27.50 per Share in cash to be paid to the holders of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN SACHS CANADA INC.)

 APPENDIX G

OPINIONS OF RBC CAPITAL MARKETS

July 23, 2012

The Board of Directors
Nexen Inc.
801 - 7th Avenue SW
Calgary, AB
T2P 3P7

To the Board:

        RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, understands that Nexen Inc. (the "Company"), CNOOC Limited ("CNOOC") and CNOOC Canada Holding Ltd. ("CNOOC Canada"), an indirect wholly-owned subsidiary of CNOOC, propose to enter into an agreement to be dated July 23, 2012 (the "Arrangement Agreement") to effect a plan of arrangement under the Canada Business Corporations Act (the "Arrangement") pursuant to which CNOOC, through CNOOC Canada, would acquire: (i) all of the issued and outstanding common shares (the "Common Shares") of the Company for consideration of US$27.50 in cash per Common Share (the "Common Share Consideration"); and (ii) all of the issued and outstanding cumulative redeemable Class A rate reset preferred shares, Series 2 (the "Preferred Shares") of the Company for consideration of C$26.00 in cash per Preferred Share (together with an amount equal to all accrued and unpaid dividends thereon up to, but excluding, the effective date of the Arrangement) (the "Preferred Share Consideration"). The terms of the Arrangement will be more fully described in an information circular and proxy statement of the Company (the "Circular"), which will be mailed to holders of Common Shares (the "Common Shareholders") and holders of Preferred Shares (the "Preferred Shareholders") in connection with the Arrangement.

        The Company has retained RBC to provide advice and assistance to the board of directors (the "Board") of the Company in evaluating the Arrangement, including the preparation and delivery to the Board of RBC's opinion (the "Fairness Opinion") as to the fairness of each of the Common Share Consideration and Preferred Share Consideration under the Arrangement from a financial point of view to the Common Shareholders and the Preferred Shareholders, respectively. RBC has not prepared a valuation of the Company or any of its securities or assets and the Fairness Opinion should not be construed as such.

Engagement

        The Company initially contacted RBC regarding a potential advisory assignment in March 2012, and RBC was formally engaged by the Company through an agreement between the Company and RBC dated as of March 17, 2012 (the "Engagement Agreement"). The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on completion of the Arrangement or certain other events. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in Canada and the United States.

Relationship With Interested Parties

        Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, CNOOC or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, CNOOC or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement and as described herein. In the past two years, RBC has acted in the following capacities for the Company and its associates and affiliates: (i) financial co-advisor in connection with a strategic review undertaken by the Company; (ii) co-manager of a C$200 million offering of Preferred Shares in February 2012; and (iii) co-manager of a C$477 million secondary offering of trust units of Canexus Income Fund in January 2011. In addition, in late 2010, RBC provided financial advisory services to CNOOC in respect of a potential transaction with an unrelated third party that was not consummated. There are no understandings, agreements or commitments between RBC and the Company, CNOOC or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, CNOOC or any of their respective associates or affiliates. The compensation of RBC under the Engagement Agreement does not depend in whole or in part on the conclusions reached in the Fairness Opinion. Royal Bank of Canada, controlling shareholder of RBC, provides banking services to the Company in the normal course of business.

        RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, CNOOC or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, CNOOC or any of their respective associates or affiliates or the Arrangement.

Credentials of RBC Capital Markets

        RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

        In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

  1.
  the most recent draft, dated July 22, 2012, of the Arrangement Agreement;

  2.
  audited financial statements of the Company for each of the five years ended December 31, 2007, 2008, 2009, 2010 and 2011;

  3.
  the unaudited interim reports of the Company for the quarters ended March 31, 2012 and June 30, 2012;

  4.
  annual reports of the Company for each of the two years ended December 31, 2010 and 2011;

  5.
  the Notices of Annual General Meeting of Shareholders and Management Proxy Circulars of the Company for each of the two years ended December 31, 2010 and 2011;

  6.
  annual information forms of the Company for each of the two years ended December 31, 2010 and 2011;

  7.
  the internal management budget of the Company on a consolidated basis and segmented by asset for the year ending December 31, 2012;

  8.
  unaudited projected financial and operating information of the Company on a consolidated basis and segmented by asset prepared by management of the Company under the Company's long-term strategic plan (the "Strategic Plan");

  9.
  the Gulf of Mexico Participation Agreement between Nexen Petroleum Offshore U.S.A. Inc. (an affiliate of the Company) and OOGC America, Inc. (an affiliate of CNOOC) dated November 24, 2011;

  10.
  reports and other information provided to us by the Company in respect of the reserves and resources attributable to the Company's properties as at December 31, 2011;

  11.
  publicly available information regarding the Preferred Shares, including their financial terms and conditions;

  12.
  discussions with senior management of the Company;

  13.
  discussions with the Company's legal counsel;

  14.
  publicly available information relating to the business, operations, financial performance and common and preferred stock trading history of the Company and other selected public companies considered by us to be relevant;

  15.
  publicly available information with respect to other transactions of a comparable nature considered by us to be relevant;

  16.
  publicly available information regarding the oil and gas industry in the regions in which the Company operates;

  17.
  representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

  18.
  such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

        RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC. As the auditors of the Company declined to permit RBC to rely upon information provided by them as part of a due diligence review, RBC did not meet with the auditors and has assumed the accuracy and fair presentation of and relied upon the consolidated financial statements of the Company and the reports of the auditors thereon.

Prior Valuations

        The Company has represented to RBC that there have not been any prior valuations (as defined in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions) of the Company or its material assets or its securities in the past twenty-four month period.

Assumptions and Limitations

        With the Board's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company, and their consultants and advisors (collectively, the "Information"). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

        Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that: (i) the Information (as defined above and which, for the purposes of this paragraph, also includes all information set forth in any document or filing made by the Company pursuant to applicable securities laws and available on SEDAR) provided orally by, or in the presence of, an officer or executive of the Company or in writing by the Company or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Arrangement and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Arrangement necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

        In preparing the Fairness Opinion, RBC has made several assumptions, including that: (i) in the course of obtaining any necessary regulatory and third party consents, approvals and agreements for the Arrangement, no modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on the Company or the Arrangement material to our analyses; (ii) the Arrangement Agreement, when executed, will conform to the draft reviewed by us in all respects material to our analyses; and (iii) the Arrangement will be consummated in accordance with the terms of the Arrangement Agreement without waiver, modification or amendment of any term, condition or agreement that is material to our analyses.

        The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.

        The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

        RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Common Shareholder or Preferred Shareholder as to whether to vote in favour of the Arrangement.

Overview of the Company

        The Company is an independent, Canadian-based, global energy company with a focus on conventional oil and gas (UK North Sea, deep-water Gulf of Mexico and offshore West Africa), oil sands (Long Lake project, Syncrude joint venture and undeveloped acreage in the Athabasca oil sands in northern Alberta) and shale gas (Horn River, Cordova and Liard basins in northeast British Columbia). At December 31, 2011, the Company had total estimated proved plus probable reserves of 2,306 million barrels of oil equivalent ("boe") (gross), of which 1,008 million boe was proved and 1,298 million boe was probable. In addition, at December 31, 2011, the

Company had total estimated resources of 10,600 million boe, of which 5,600 million boe was contingent and 5,000 million boe was prospective. For the quarter ended June 30, 2012, the Company produced an average of 213,000 boe per day.

Fairness Analysis

  Approach to Fairness

  Common Shares

        In considering the fairness of the Common Share Consideration under the Arrangement from a financial point of view to the Common Shareholders, RBC principally considered and relied upon: (i) a comparison of the Common Share Consideration to the results of a net asset value ("NAV") analysis of the Company based primarily on a discounted cash flow analysis (the "NAV Analysis"); and (ii) a comparison of the Common Share Consideration to the recent market trading prices of the Common Shares.

        RBC also considered a comparison of the Common Share Consideration to the results of a NAV analysis of the Company based primarily on selected precedent transactions in the regions in which the Company operates and derived from estimated realizable values per boe of: (i) production per day; (ii) proved and probable reserves; and (iii) contingent and prospective resources on a risked basis. However, given that these precedent transactions: (i) were at different stages of development; (ii) had differences in their respective mixes of reserves, resources and exploration upside; (iii) had different economics based on operatorship and various fiscal terms across countries; and/or (iv) were at different times in the commodity price cycle, RBC placed less reliance on this methodology.

        RBC also reviewed and compared selected trading multiples for public companies with assets similar to the Company from the perspective of whether a public market value analysis might exceed values from the NAV Analysis. RBC noted that the differences in mixes of reserves, resources, exploration upside, and economics based on operatorship and various fiscal terms across countries of these comparable public companies relative to the Company limits the applicability of this methodology. Given the foregoing and that public company values generally reflect minority discount values rather than "en bloc" values, RBC did not rely on this methodology.

  Preferred Shares

        In considering the fairness of the Preferred Share Consideration under the Arrangement from a financial point of view to the Preferred Shareholders, RBC principally considered and relied upon a comparison of the Preferred Share Consideration to: (i) the redemption price and par value for the Preferred Shares; and (ii) the closing trading price of the Preferred Shares on July 20, 2012, the last trading day prior to the date of the Arrangement Agreement. RBC also compared the yield to reset of the Preferred Shares implied under the Preferred Share Consideration to both the yield to reset of the Preferred Shares based on the closing trading price of the Preferred Shares on July 20, 2012, the last trading day prior to the date of the Arrangement Agreement, and the yield to reset of comparable preferred share securities.

  Fairness Analysis of the Common Shares

  Net Asset Value Analysis

        The NAV approach ascribes a separate value for each category of assets and liabilities utilizing the methodology appropriate in each case. The sum of the total assets less liabilities yields the NAV. The approach ascribes value to the proved and probable reserves and certain undeveloped contingent and prospective resources on the basis of discounted future after-tax cash flows. Where applicable, undeveloped contingent and prospective resources are also valued on dollar per boe metrics on a risked basis. As in the case of the typical discounted cash flow analysis, capital expenditures required to develop existing reserves and resources (where applicable) and fund an ongoing exploration and development program are deducted from reserve and resource values. Provisions have also been made for the future cash flows associated with the reclamation and abandonment of wells and facilities, as well as general and administrative expenses necessary to operate and develop the assets. The NAV approach requires that certain assumptions be made regarding, among other things, future cash flows and discount rates. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values.

        In conducting our NAV Analysis, RBC relied upon both an assessment of the Company's reserves and resources and the Strategic Plan.

        In completing our NAV Analysis, RBC did not rely on any single series of assumptions but performed a variety of sensitivity analyses. Variables sensitized included commodity price assumptions and discount rates. The results of these sensitivity analyses are reflected in RBC's judgment as to the fairness of the Common Share Consideration under the Arrangement from a financial point of view to the Common Shareholders.

        Discount rates used in RBC's NAV Analysis ranged from 9% to 11%.

        Based on the NAV approach, taking into account sensitivities to the items discussed above, the value of the Common Share Consideration represents a premium to the results generated by the NAV Analysis.

  Recent Trading Levels of the Common Shares

        The Common Share Consideration represents a premium of 61% to the closing trading price of the Common Shares of US$17.06 on the New York Stock Exchange (the "NYSE") on July 20, 2012, the last trading day prior to the date of the Arrangement Agreement, and a premium of 66% to the 20-day volume weighted average trading price of the Common Shares of US$16.60 on the NYSE ending on July 20, 2012, the last trading day prior to the date of the Arrangement Agreement. These premiums are above the average premium for similar transactions over the last five years.

  Fairness Analysis of the Preferred Shares

        The Preferred Share Consideration (excluding any accrued and unpaid dividends thereon up to, but excluding, the effective date of the Arrangement) represents a premium of 4% to the C$25.00 redemption price and par value for the Preferred Shares and a premium of 2% to the closing trading price of the Preferred Shares of C$25.54 on the Toronto Stock Exchange on July 20, 2012, the last trading day prior to the date of the Arrangement Agreement. In addition, under the Arrangement, Preferred Shareholders will receive any accrued and unpaid dividends up to, but excluding, the effective date of the Arrangement, consistent with the terms of the Preferred Shares.

  Fairness Conclusion

  Common Shares

        Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the Common Share Consideration under the Arrangement is fair from a financial point of view to the Common Shareholders.

  Preferred Shares

        Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the Preferred Share Consideration under the Arrangement is fair from a financial point of view to the Preferred Shareholders.

Yours very truly,

RBC DOMINION SECURITIES INC.

 APPENDIX H

VOTING INFORMATION

        Capitalized terms used but not specifically defined in this Appendix shall have the meanings ascribed thereto in the "Glossary of Terms" section of the Information Circular to which this Appendix is attached.

        If you are a Common Shareholder or Preferred Shareholder and have any questions or require more information with regard to voting your Common Shares or Preferred Shares, please contact the Company's proxy solicitation agent, Laurel Hill Advisory Group, by (i) toll-free telephone in North America at 1-877-304-0211 or by collect call at 416-304-0211, or (ii) email at assistance@laurelhill.com.

Who is soliciting my proxy?

        The management of the Company is soliciting your proxy for use at the Meeting.

What will I be voting on?

        If you are a Common Shareholder, you will be voting on the Arrangement Resolution to approve the Arrangement, and if you are a Preferred Shareholder, you will be voting on the Preferred Shareholder Resolution to approve the Arrangement, in each case, as more particularly described in the Information Circular to which this Appendix is attached.

Which classes of securities are voting?

        There will be two class votes. The Common Shareholders will vote as a single class and the Preferred Shareholders will vote as a single class. Approval of the Arrangement Resolution by the Common Shareholders is a condition to the closing of the Arrangement. Approval of the Preferred Shareholder Resolution by the Preferred Shareholders is not a condition to the closing of the Arrangement. If the Preferred Shareholder Resolution is not approved by the Preferred Shareholders voting as a single class, and the conditions to closing, including approval of the Arrangement Resolution by the Common Shareholders, are satisfied or waived, the Preferred Shares will remain outstanding following the completion of the Arrangement.

How many votes do I have?

        Subject to the voting restrictions noted below, the Common Shareholders and the Preferred Shareholders will each have one vote for each Common Share and Preferred Share, as applicable, owned as at 5:00 p.m. (Calgary time) on August 16, 2012, which is the Record Date for the Meeting.

How many Shares are eligible to vote?

        The number of Common Shares and Preferred Shares outstanding on August 16, 2012 is 530,005,285 and 8,000,000, respectively.

How do I vote?

        If you are eligible to vote and your Common Shares or Preferred Shares are registered in your name, you can vote your Common Shares or Preferred Shares in person at the Meeting or be represented by proxy, as explained below. As noted in the Information Circular, the Preferred Shares and some, but not all, of the Common Shares have been issued in the form of a global certificate in the name of CDS & Co. and, as such, CDS & Co. is the sole registered holder of the Preferred Shares and some, but not all, of the Common Shares.

        If your Common Shares or Preferred Shares are held in the name of a nominee such as a broker or financial institution, please see the instructions below under the headings "How can a non-registered Shareholder vote?" and "How can a non-registered Shareholder vote in person at the Meeting?"

Voting by proxy

        Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed form of proxy or any other proper form of proxy to appoint your proxyholder. The persons named in the enclosed form of proxy are directors and/or officers of the Company. However, you can choose another person to be your proxyholder, including someone who is not a Common Shareholder or Preferred Shareholder. You may do so by crossing out the names printed on the proxy and inserting another person's name in the blank space provided. If you choose another person to be your proxyholder, for your vote to count, please make sure the person you appoint is aware that he or she has been appointed and attends the Meeting and registers with the transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting.

Voting by Internet for Registered Common Shareholders

        Registered holders of Common Shares may use the internet website at www.proxypush.ca/nxy to transmit their voting instructions. Registered holders of Common Shares should have the enclosed form of proxy in hand when they access the internet website. You will be prompted to enter your Control Number, which is located on the form of proxy. If you vote by internet, your vote for the Meeting must be received by no later than 8:00 a.m. on September 18, 2012 or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the any adjournment or postponement of the Meeting. The internet website may be used to appoint a proxy holder to attend and vote on a registered Shareholder's behalf at the Meeting and to convey a registered Common Shareholder's voting instructions. Please note that if a registered Common Shareholder appoints a proxy holder and submits their voting instructions and subsequently wishes to change their appointment, the registered Common Shareholder may resubmit their proxy and/or voting direction, prior to the deadline noted above. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above. Preferred Shares have been issued in the form of a global certificate in the name of CDS & Co. and, as such, CDS & Co. is the sole registered holder of the Preferred Shares. CDS & Co. may only vote the Preferred Shares in accordance with instructions received from the non-registered holders of the Preferred Shares.

How will my proxy be voted?

        On the form of proxy, you can indicate how you want your proxyholder to vote, or you can let your proxyholder decide for you.

        If you have specified on the form of proxy how you want to vote, (by marking FOR or AGAINST) the applicable resolution then your proxyholder must vote accordingly.

        If you have not specified on the form of proxy how you want to vote, then your proxyholder can vote as he or she sees fit.

        Unless contrary instructions are provided, Shares represented by proxies received by management will be voted FOR the Arrangement Resolution and the Preferred Shareholder Resolution, each to approve the Arrangement.

What if there are amendments or if other matters are brought before the Meeting?

        The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on other business, including amendments or variations to the matters identified in the Notice of Meeting, as may properly be brought before the Meeting or any adjournment or postponement thereof.

        As of the time of printing this Information Circular, management of the Company is not aware that any other matter is to be brought before the Meeting. If, however, other matters properly come before the Meeting, the persons named in the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

        You can revoke your proxy at any time before it is acted upon.

        You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Company not later than the last business day before the day of the Meeting (or any adjournment, or postponement, thereof) or to the Chairman of the Meeting on the day of the Meeting (or any adjournment or postponement thereof).

Who counts the votes?

        Proxies are counted by the Company's transfer agent, CIBC Mellon Trust Company.

How are proxies solicited?

        The Company's management requests that you sign and return the enclosed form of proxy to ensure your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, in writing or in person.

        The Company has also retained Laurel Hill Advisory Group to assist it in connection with communicating to Shareholders in respect of the Arrangement. In connection with these services, Laurel Hill Advisory Group is expected to receive a fee of Cdn.$125,000 and will be reimbursed for its reasonable out-of-pocket expenses.

How can a non-registered Shareholder vote?

        If your Common Shares or Preferred Shares are not registered in your own name, they will be held in the name of a "nominee", which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your Common Shares or Preferred Shares. For that reason, you have received this Information Circular from your nominee together with a Voting Instruction Form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure your Common Shares or Preferred Shares will be voted. If you are a non-registered holder of Common Shares or Preferred Shares who has voted and you want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered Shareholder vote in person at the Meeting?

        Since the Company may not have access to the names of its non-registered Common Shareholders and non-registered Preferred Shareholders, if you attend the Meeting, the Company will have no record of your holdings or of your entitlement to vote, unless your nominee has appointed you as the proxyholder. Therefore, if you are a non-registered holder of Common Shares or a non-registered holder of Preferred Shares and wish to vote in person at the Meeting, please insert your own name in the space provided on the Voting Instruction Form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then sign and return the form, following the instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the Meeting.

 APPENDIX I

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

Right to dissent

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

  (a)
  amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

  (b)
  amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

  (c)
  amalgamate otherwise than under section 184;

  (d)
  be continued under section 188;

  (e)
  sell, lease or exchange all or substantially all its property under subsection 189(3); or

  (f)
  carry out a going-private transaction or a squeeze-out transaction.

Further right

(2)
A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3)
In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4)
A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5)
A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6)
The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7)
A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

  (a)
  the shareholder's name and address;

  (b)
  the number and class of shares in respect of which the shareholder dissents; and

  (c)
  a demand for payment of the fair value of such shares.

Share certificate

(8)
A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9)
A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10)
A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11)
On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)
the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)
the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)
the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

Offer to pay

(12)
A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)
a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)
if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13)
Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14)
Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15)
Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16)
If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17)
An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18)
A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19)
On an application to a court under subsection (15) or (16),

(a)
all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)
the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20)
On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21)
A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22)
The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23)
A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24)
If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25)
If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)
withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

  (b)
  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26)
A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)
the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)
the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

Any questions and requests for assistance you may be directed to
 Laurel Hill Advisory Group Company
at the telephone numbers and location set out below:

NORTH AMERICAN TOLL-FREE: 1-877-304-0211
BANKS, BROKERS AND COLLECT CALLS: 416-304-0211
E-MAIL: assistance@laurelhill.com
FACSIMILE: 416-646-2415

QuickLinks

  Exhibit 99.1
TABLE OF CONTENTS
LETTER TO SHAREHOLDERS
NEXEN INC. NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 20, 2012
IN THE COURT OF QUEEN'S BENCH OF ALBERTA JUDICIAL CENTRE OF CALGARY IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT , R.S.C. 1985, c. C-44, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING NEXEN INC., CNOOC LIMITED, CNOOC CANADA HOLDING LTD. AND THE COMMON SHAREHOLDERS AND PREFERRED SHAREHOLDERS OF NEXEN INC. NOTICE OF ORIGINATING APPLICATION
INFORMATION CIRCULAR AND PROXY STATEMENT
SUMMARY INFORMATION
GLOSSARY OF TERMS
BACKGROUND TO THE ARRANGEMENT
RECOMMENDATION OF THE BOARD OF DIRECTORS
REASONS FOR THE ARRANGEMENT
FAIRNESS OPINIONS
THE ARRANGEMENT
THE ARRANGEMENT AGREEMENT
PRINCIPAL LEGAL MATTERS
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
RISK FACTORS
PROCEDURES FOR THE SURRENDER OF COMMON SHARES, PREFERRED SHARES AND RECEIPT OF CONSIDERATION
LEGAL MATTERS
RIGHTS OF DISSENT
INFORMATION CONCERNING THE COMPANY
INFORMATION CONCERNING THE PURCHASER PARTIES
GENERAL PROXY MATTERS
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
DIRECTORS' APPROVAL
CONSENT OF BLAKE, CASSELS & GRAYDON LLP
CONSENT OF GOLDMAN SACHS CANADA INC.
CONSENT OF RBC CAPITAL MARKETS
APPENDIX A ARRANGEMENT RESOLUTION
APPENDIX B PREFERRED SHAREHOLDER RESOLUTION
APPENDIX C ARRANGEMENT AGREEMENT
  EXECUTION COPY
TABLE OF CONTENTS
ARRANGEMENT AGREEMENT
ARTICLE 1 INTERPRETATION
ARTICLE 2 THE ARRANGEMENT
ARTICLE 3 REPRESENTATIONS AND WARRANTIES
ARTICLE 4 COVENANTS
ARTICLE 5 ADDITIONAL COVENANTS REGARDING NON-SOLICITATION
ARTICLE 6 CONDITIONS
ARTICLE 7 TERM AND TERMINATION
ARTICLE 8 GENERAL PROVISIONS
SCHEDULE A PLAN OF ARRANGEMENT PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT ARTICLE 1 INTERPRETATION
ARTICLE 2 THE ARRANGEMENT
ARTICLE 3 RIGHTS OF DISSENT
ARTICLE 4 CERTIFICATES AND PAYMENTS
ARTICLE 5 AMENDMENTS
ARTICLE 6 FURTHER ASSURANCES
SCHEDULE B ARRANGEMENT RESOLUTION
SCHEDULE C PREFERRED SHAREHOLDER RESOLUTION
SCHEDULE D KEY REGULATORY APPROVALS
SCHEDULE E REPRESENTATIONS AND WARRANTIES OF THE COMPANY
SCHEDULE F REPRESENTATIONS AND WARRANTIES OF THE PARENT AND PURCHASER
APPENDIX D PLAN OF ARRANGEMENT PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT ARTICLE 1 INTERPRETATION
ARTICLE 2 THE ARRANGEMENT
ARTICLE 3 RIGHTS OF DISSENT
ARTICLE 4 CERTIFICATES AND PAYMENTS
ARTICLE 5 AMENDMENTS
ARTICLE 6 FURTHER ASSURANCES
APPENDIX E INTERIM ORDER AND ORIGINATING APPLICATION
INTERIM ORDER
ORIGINATING APPLICATION
APPENDIX F OPINION OF GOLDMAN SACHS
APPENDIX G OPINIONS OF RBC CAPITAL MARKETS
APPENDIX H VOTING INFORMATION
APPENDIX I SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT